Filed Pursuant to Rule 424(b)(3)

Registration No. 333-117326

To the Stockholders of Hewitt Associates, Inc. and Exult, Inc.:

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Our boards of directors have approved a merger that will combine our companies to create a global leader in human resources business process outsourcing.

Combining Hewitt’s broad range of human resources services, infrastructure, large client base and human resources consulting expertise with Exult’s innovative delivery model, multiple platform experience and partner network will create a broader and a more flexible approach to human resources services. We believe that the combined company will be one of the largest providers of integrated human resources services — combining benefits, payroll, human resources information systems, recruiting, learning and other human resources services, plus accounts payable and expense administration solutions — with complete human resources consulting expertise. We expect the combined company to have more than 2,300 human resources consulting clients, more than 300 benefits outsourcing clients serving more than 18 million participants, and 21 full human resources business process outsourcing clients serving more than 600,000 employees.

Upon completion of the merger, each Exult stockholder will have the right to receive 0.2 of a share of Hewitt Class A common stock in exchange for each share of Exult common stock. Hewitt expects to issue approximately 22.1 million shares of Hewitt Class A common stock in connection with the merger. We expect that current Hewitt stockholders will own 81.6% of the combined company and Exult stockholders will own 18.4% of the combined company based on the number of Exult shares of common stock outstanding on the record date. We expect that the merger will generally be tax free to Exult stockholders, except for taxes on cash received by Exult stockholders instead of receiving fractions of shares of Hewitt Class A common stock.

Hewitt Class A common stock is traded on the New York Stock Exchange under the symbol “HEW.” Exult common stock is traded on the Nasdaq National Market under the symbol “EXLT.”

We cannot complete the merger unless the stockholders of both companies approve it. Each company will hold a special meeting of its stockholders to vote on the merger proposal. Your vote is important. Whether or not you plan to attend your company’s stockholders’ meeting to vote on the merger, please take the time to vote your shares in accordance with the instructions contained in this joint proxy statement/prospectus. In the case of Exult stockholders, your failure to vote would have the same effect as voting against the merger.

This joint proxy statement/prospectus describes the special meetings, the merger, its background, our reasons relating to our recommendation of the merger and other pertinent matters. Please read this entire joint proxy statement/prospectus carefully, including “ Risk Factors” beginning on page 19. You can also obtain information about our companies from documents that we have filed with the Securities and Exchange Commission.

DALE L. GIFFORD Chairman and Chief Executive Officer, Hewitt Associates, Inc.	JAMES C. MADDEN, V. Chairman and Chief Executive Officer, Exult, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Hewitt Class A common stock to be issued in the merger or passed upon the accuracy or adequacy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The date of this joint proxy statement/prospectus is August 23, 2004, and it is first being mailed or otherwise delivered to Hewitt and Exult stockholders on or about that date.

HEWITT ASSOCIATES, INC.

100 Half Day Road

Lincolnshire, Illinois 60069

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 30, 2004

To the Stockholders of Hewitt Associates, Inc.:

Notice is hereby given that Hewitt Associates, Inc. will hold a special meeting of stockholders at the University of Chicago Gleacher Center, 450 North Cityfront Plaza Drive, Chicago, Illinois 60611, on Thursday, September 30, 2004 at 3:00 p.m., central daylight time, to consider and vote upon the following proposals:

•	approval of (i) the Agreement and Plan of Merger, dated as of June 15, 2004, by and among Exult, Inc., Hewitt Associates, Inc. and Eagle Merger Corp., pursuant to which Eagle Merger Corp. will merge with and into Exult, with Exult becoming a wholly owned subsidiary of Hewitt Associates, Inc., and each share of Exult common stock will be converted into the right to receive 0.2 of a share of Hewitt Class A common stock and (ii) the issuance of Hewitt Class A common stock pursuant to the merger agreement; and
•	approval of the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the proposals.

A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

The Hewitt board of directors has fixed the close of business on August 17, 2004 as the record date for the special meeting. Only Hewitt stockholders of record on that date are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting. Each holder of record of each class of Hewitt common stock on the record date will be entitled to one vote for each share held. Holders of Hewitt Class B and Class C common stock will vote on the proposals in a preliminary vote and will appoint Hewitt’s stockholders’ committee as their proxy to vote their shares at the special meeting. At the special meeting, voting together with the Class A common stock as a single class, the stockholders’ committee will vote all of the shares of Class B and Class C common stock in accordance with the vote of the majority of the shares of Class B and Class C common stock cast in the preliminary vote. The preliminary vote will take place on the business day prior to the special meeting. Approval of the merger and the issuance of Class A common stock pursuant to the merger agreement requires the affirmative vote of a majority of all of the votes cast on the proposals at the special meeting. Outstanding shares of Class B and Class C common stock represent 68.1% of the total outstanding shares of Hewitt common stock entitled to vote at the special meeting. Certain officers and directors of Hewitt agreed, in their capacity as Hewitt stockholders, to vote all of their shares of Class B and Class C common stock in the preliminary vote in favor of the merger agreement and the issuance of Class A common stock in the merger. The shares held by these officers and directors represent a total of 2.0% of all of Hewitt’s common stock entitled to vote at the special meeting and 3.0% of the Class B and Class C common stock entitled to vote in the preliminary vote. A complete list of the Hewitt stockholders entitled to vote at the Hewitt special meeting will be made available for inspection by any Hewitt stockholder for ten days prior to the Hewitt special meeting at the principal executive offices of Hewitt and at the time and place of the Hewitt special meeting.

Whether or not you plan to attend the special meeting, please submit your Hewitt proxy card, in the case of Class A stockholders, or your preliminary voting card, in the case of Class B and Class C stockholders, with voting instructions. Please vote as soon as possible by one of the following means: (1) by accessing the Internet site listed on the Hewitt proxy card or preliminary voting card, (2) by calling the toll-free number listed on the Hewitt proxy card or preliminary voting card, or (3) by submitting your Hewitt proxy card or preliminary voting card by mail in the enclosed envelope. If you hold shares of both Class A and either Class B or Class C common stock, you will need to submit both the Hewitt proxy card and the preliminary voting card if you wish to vote your shares. Submitting a proxy through one of the foregoing means will not prevent you from voting in person at the special meeting, if you are a holder of Hewitt Class A common stock, or submitting a new preliminary voting card in the preliminary vote, if you are a holder of Hewitt Class B or Class C common stock. Any holder of Hewitt Class A common stock who is present at the Hewitt special meeting may vote in person instead of by proxy. In any event, a proxy may be revoked in writing at any time before the Hewitt special meeting or the preliminary vote in the manner described in the accompanying joint proxy statement/prospectus.

The Hewitt board of directors has approved the merger agreement and the share issuance in the merger and recommends that Hewitt stockholders vote “FOR” the proposals.

C. Lawrence Connolly, III Secretary

August 23, 2004

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR HEWITT PROXY CARD AND/OR PRELIMINARY VOTE CARD WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

EXULT, INC.

121 Innovation Drive, Suite 200

Irvine, California 92612

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 30, 2004

To the Stockholders of Exult, Inc.:

Notice is hereby given that Exult, Inc. will hold a special meeting of stockholders at University Research Park Center, 5251 California, Suite 105, Irvine, California 92612 on Thursday, September 30, 2004 at 1:00 p.m., Pacific daylight time, to consider and vote upon the following proposals:

•	adoption of the Agreement and Plan of Merger, dated as of June 15, 2004, by and among Exult, Inc., Hewitt Associates, Inc. and Eagle Merger Corp., pursuant to which Eagle Merger Corp. will merge with and into Exult, with Exult becoming a wholly owned subsidiary of Hewitt Associates, Inc., and each share of Exult common stock will be converted into the right to receive 0.2 of a share of Hewitt Class A common stock; and

•	approval of the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the proposal.

A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

The Exult board of directors has fixed the close of business on August 17, 2004 as the record date for the Exult special meeting. Only Exult stockholders of record at that time are entitled to notice of, and to vote at, the Exult special meeting, or any adjournment or postponement of the Exult special meeting. In order for the merger agreement to be adopted, the holders of a majority of the outstanding shares of Exult common stock entitled to vote thereon must vote in favor of adoption of the merger agreement. In connection with the merger agreement, certain investment partnerships affiliated with General Atlantic Partners, LLC (collectively, the General Atlantic Partnerships), Exult’s largest stockholder, and certain officers and directors of Exult, in their capacity as Exult stockholders, entered into agreements pursuant to which they have agreed to vote their shares in favor of adoption of the merger agreement, as long as the merger agreement has not been terminated. The shares covered by these agreements represent approximately 48.4% of the outstanding shares of Exult common stock entitled to vote at the special meeting. A complete list of Exult stockholders entitled to vote at the special meeting will be made available for inspection by any Exult stockholder for ten days prior to the Exult special meeting at the principal executive offices of Exult, and at the time and place of the Exult special meeting.

Whether or not you plan to attend the special meeting, please submit your Exult proxy with voting instructions. Please vote as soon as possible by submitting your Exult proxy card by mail in the enclosed envelope. Submitting a proxy will not prevent you from voting in person at the special meeting, but it will help to secure a quorum. Any holder of Exult common stock who is present at the Exult special meeting may vote in person instead of by proxy. In any event, a proxy may be revoked in writing at any time before the Exult special meeting in the manner described in the accompanying joint proxy statement/prospectus.

The Exult board of directors has approved the merger agreement and recommends that Exult stockholders vote “FOR” the proposals.

Brian W. Copple
Secretary

August 23, 2004

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR EXULT PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Hewitt and Exult from other documents that are not included in or delivered with this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus, other than certain exhibits to those documents, from the Securities and Exchange Commission, or SEC, website at www.sec.gov or by requesting them in writing or by telephone from the appropriate company at the following addresses:

Hewitt Associates, Inc. 100 Half Day Road Lincolnshire, Illinois 60069 Attention: Investor Relations Telephone: (847) 295-5000	Exult, Inc. 121 Innovation Drive, Suite 200 Irvine, California 92612 Attention: Investor Relations Telephone: (949) 856-8800

You will not be charged for any of these documents that you request.

Hewitt stockholders and Exult stockholders requesting documents from either company should do so by September 23, 2004 in order to receive them before the special meetings. See “Where You Can Find More Information” on page 115.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

Q:	Why are Hewitt and Exult proposing to merge?

A:	Hewitt and Exult are proposing to merge because they believe that combining the strengths of the two companies is in the best interests of each company and its stockholders and clients. After the merger is completed, Hewitt and Exult believe the combined company will:

•	establish Hewitt as a leader in the rapidly growing human resources business process outsourcing industry;

•	have substantial revenue growth and operating synergies; and

•	increase scale in its human resources outsourcing segment and enhance Hewitt’s growth prospects.

Q:	What will happen if the merger is completed?

A:	If the merger is completed, Hewitt will acquire Exult through the merger of a wholly owned subsidiary of Hewitt with and into Exult, with Exult being the surviving corporation in the merger. After the merger, Exult will be a wholly owned subsidiary of Hewitt.

Q:	What will I receive in the merger?

A:	If the merger is completed, and you are an Exult stockholder at the time the merger is completed, you will receive 0.2 of a share of Hewitt Class A common stock in exchange for each share of Exult common stock that you own. We refer to this 0.2-to-1 ratio as the exchange ratio. You will receive cash instead of any fractional share of Hewitt Class A common stock. If you are a Hewitt stockholder, you will continue to hold your shares of Hewitt common stock after the merger.

Q:	Am I entitled to appraisal rights?

A:	No. Under Delaware law, no appraisal rights are available to Exult stockholders in connection with the merger.

Q:	What are the tax consequences of the merger to Exult stockholders?

A:	We expect that the exchange of shares of Exult common stock for shares of Hewitt Class A common stock generally will not cause Exult stockholders to recognize gain or loss for U.S. federal income tax purposes, except for any gain or loss that may result from the receipt of cash instead of a fractional share. It is a condition to the merger that Hewitt and Exult receive legal opinions about the U.S. federal income tax treatment of the merger. These opinions will not bind the Internal Revenue Service, which could take a different view.

Q:	Are there any risks related to the proposed transaction or any risks related to owning Hewitt Class A common stock?

A:	Yes. You should carefully review the risk factors beginning on page 19.

Q:	If I am an Exult stockholder who holds Exult shares in certificated form, should I send in my Exult stock certificates now?

A:	You should NOT send in your Exult stock certificates at this time. After the merger is completed, Hewitt will send instructions for exchanging your Exult stock certificates for Hewitt stock certificates.

Q:	If I am a Hewitt stockholder, do I need to take any action regarding my Hewitt common stock?

A:	No. You do not need to exchange or take any other action regarding your Hewitt common stock in connection with the merger.

Q:	When is the merger expected to be completed?

A:	The merger is expected to be completed on or about October 1, 2004. However, neither Hewitt nor Exult can assure you when or if the merger will occur. Hewitt and Exult must first satisfy, or where legally permissible, waive, the closing conditions, including obtaining the approvals of their respective stockholders at the special meetings.

Q:	What matters will be considered at the special meetings?

A:	At the Hewitt special meeting, Hewitt stockholders will be asked to vote in favor of approval of the merger agreement and the issuance of shares of Hewitt Class A common stock in the merger. At the Exult special meeting, Exult stockholders will be asked to vote in favor of the adoption of the merger agreement. The stockholders of both companies will also be asked to vote in favor of the adjournment of their respective special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meetings to approve the proposals.

Q:	What do I need to do now if I am a Hewitt Class A stockholder or an Exult stockholder?

A:	After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please submit your completed, signed and dated proxy card by mail in the enclosed envelope as soon as possible. If you are a Hewitt Class A stockholder, you may also vote by accessing the Internet site listed on the Hewitt proxy card or by calling the toll-free number listed on the Hewitt proxy card. This will enable your shares to be represented and voted at the Hewitt special meeting or the Exult special meeting, as the case may be.

Q:	What do I need to do now if I am a Hewitt Class B or Class C stockholder?

A:	After you have carefully read this joint proxy statement/prospectus and decided how you wish to vote your shares, please submit your preliminary voting card by mail, over the Internet or by phone. By submitting this card, your votes will be cast in the preliminary vote and you will appoint Hewitt’s stockholders’ committee as your proxy to vote your shares of Class B and Class C common stock at the special meeting. At the special meeting, the stockholders’ committee will vote all of the outstanding shares of Class B and Class C common stock in accordance with the vote of the majority of votes cast in the preliminary vote.

Q:	Why is my vote important?

A:	The failure of an Exult stockholder to vote, by proxy or in person, will have the same effect as a vote against the merger because Exult approval requires the affirmative vote of a majority of the outstanding shares. The failure of a Hewitt Class A stockholder to vote will be treated as an abstention and will not have the effect of a vote against the approval of the merger agreement and the issuance of the Class A common stock because only the affirmative vote of a majority of the votes cast is required to approve that proposal.

A quorum must be present to transact business at each of the meetings. A quorum at each special meeting requires the presence, whether in person or by proxy, of a majority of the Hewitt common stock and the Exult common stock, respectively, issued and outstanding as of the applicable record date.

Q:	If my shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I abstain from voting or fail to instruct my broker?

A:	If you abstain from voting or fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting “broker non-vote” will be counted toward a quorum at your special meeting. However, in the case of Exult stockholders, “broker non-votes” will have the same effect as a vote against the adoption of the merger agreement and, in the case of Hewitt stockholders, “broker non-votes” will not be counted in determining whether the merger agreement and the issuance of shares of Hewitt Class A common stock in the merger will be approved.

Q:	What if I do not indicate how to vote on my proxy card?

A:	If you sign and send your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote for the merger proposals.

Q:	May I attend the special meeting and vote my shares in person?

A:	Yes. All Exult and Hewitt stockholders as of the applicable record date, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend their respective special meeting and holders of Exult common stock and Hewitt Class A common stock may vote in person at their respective special meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership, and you must bring a form of personal photo identification with you in order to be admitted. Each of Hewitt and Exult reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Q:	May I change my vote?

A:	Yes. You may revoke your signed proxy card or preliminary vote card at any time before it is voted by:

•	signing and returning a proxy card or preliminary vote card with a later date,

•	delivering a written revocation letter to, in the case of Hewitt Class A stockholders, C. Lawrence Connolly, III, Secretary, or in the case of Exult stockholders, Brian W. Copple, Secretary; or

•	attending the appropriate special meeting in person, notifying Mr. Connolly or Mr. Copple, as the case may be, and voting by ballot at the special meeting, in the case of Hewitt Class A and Exult stockholders only.

Mr. Connolly’s mailing address is Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, and Mr. Copple’s mailing address is Exult, Inc., 121 Innovation Drive, Suite 200, Irvine, California 92612. In the case of holders of Hewitt Class B or Class C common stock, the preliminary vote will take place on the business day prior to the special meeting. Holders of Class B or Class C common stock may revoke their preliminary vote card at any time before the preliminary vote is taken. If you are a Hewitt stockholder and you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote using telephone or Internet voting, or by signing and returning a proxy card or preliminary vote card dated as of a date that is later than your last telephone or Internet vote.

Any stockholder entitled to vote in person at the appropriate special meeting may vote in person whether or not a proxy has been previously given, but the mere presence (without notifying Mr. Connolly or Mr. Copple, as the case may be) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	Whom should I call with questions?

A:	Hewitt stockholders should call the Hewitt Investor Relations Department at (847) 295-5000. Exult stockholders should call the Exult Investor Relations Department at (949) 856-8800.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 115. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

Information about the companies (page 39)

Hewitt Associates, Inc.

Hewitt is a leading global provider of human resources outsourcing and consulting services. Hewitt’s mission is to excel, around the world, at helping its clients and their people succeed together. In fiscal 2003, which marked Hewitt’s 42nd consecutive year of revenue growth, Hewitt provided services to more than 2,600 clients. Hewitt believes that it is well-positioned to continue its growth in a business environment characterized by a growing recognition of the critical importance of human resources, increasingly complex human resources challenges and rapid technological change. Hewitt’s principal executive offices are located at 100 Half Day Road, Lincolnshire, Illinois 60069, and its telephone number is (847) 295-5000. Hewitt maintains a website at www.hewitt.com. Information contained on Hewitt’s website does not constitute part of this joint proxy statement/prospectus.

Exult, Inc.

Exult provides comprehensive human resources outsourcing solutions and expertise in high volume business processes, including related finance and accounting and procurement offerings. Exult offers tailored solutions to a diverse client base by leveraging its customizable and scalable Multi-Process OutsourcingSM operational platform, which includes Multi-Client, Multi-Center, Multi-Channel, Multi-Shift and Multi-Shore capabilities. Exult uses Six Sigma standards to design, measure and deliver its processes to provide a high quality service experience to clients. Exult designs its services to help its clients improve productivity, reduce costs, streamline operations, and provide responsive service to clients’ employees throughout the world. Exult’s principal executive offices are located at 121 Innovation Drive, Suite 200, Irvine, California 92612, and its telephone number is (949) 856-8800. Exult maintains a website at www.exult.com. Information contained on Exult’s website does not constitute part of this joint proxy statement/prospectus.

Eagle Merger Corp.

Eagle Merger Corp. is a newly formed and wholly owned subsidiary of Hewitt. If we complete the merger, Eagle Merger Corp. will be merged with and into Exult, with Exult becoming a wholly owned subsidiary of Hewitt. Eagle Merger Corp. was organized solely for use in the merger.

In the merger, Exult’s stockholders will have the right to receive 0.2 of a share of Hewitt Class A common stock per share of Exult common stock (page 68)

If the merger is completed, Exult stockholders will have the right to receive 0.2 of a share of Hewitt Class A common stock for each share of Exult common stock held immediately prior to the merger. Upon completion of the merger, current Hewitt stockholders will own 81.6% of the outstanding Hewitt common stock and current Exult stockholders will own 18.4% of the outstanding Hewitt common stock based on the number of Exult shares of common stock outstanding on the record date. Hewitt will not issue any fractional shares in the merger. Exult stockholders who would otherwise be entitled to a fractional share of Hewitt Class A common stock will instead receive an amount in cash based on the weighted average of the closing sale prices of Hewitt Class A common stock for the ten full trading days immediately prior to the date on which the merger is completed.

Example: If you hold 102 shares of Exult common stock, you will receive 20 shares of Hewitt Class A common stock and a cash payment instead of the 0.4 of a share of Hewitt Class A common stock that you otherwise would have received (i.e., 102 shares x 0.2 = 20.4 shares).

Tax-free transaction to Hewitt and Exult stockholders (page 72)

The merger has been structured to qualify as a “reorganization” for U.S. federal income tax purposes. Accordingly, holders of Exult common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Exult common stock for Hewitt Class A common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share. Also, Hewitt and Exult will not recognize any gain or loss for U.S. federal income tax purposes in the merger. It is a condition to Hewitt’s and Exult’s respective obligations to complete the merger that Hewitt receive the opinion of its legal counsel, and Exult receive the opinion of its legal counsel, in each case, that the merger qualifies as a “reorganization” for U.S. federal income tax purposes. In connection with the filing of this registration statement, Jones Day, counsel to Hewitt, and Gibson, Dunn & Crutcher LLP, counsel to Exult, have delivered to Hewitt and Exult, respectively, their opinions that the merger will qualify as a “reorganization” for U.S. federal income tax purposes.

The federal income tax consequences described above may not apply to all holders of Exult common stock. Your tax consequences will depend on your individual situation. Accordingly, we urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Comparative Market Prices and Share Information (page 104)

Hewitt Class A common stock is traded on the New York Stock Exchange, or NYSE, under the symbol “HEW” and Exult common stock is traded on the Nasdaq National Market under the symbol “EXLT.” The following table shows the closing sale price of Hewitt Class A common stock and Exult common stock as reported on the NYSE and the Nasdaq National Market, respectively, on June 15, 2004, the last trading day before the merger was announced, and on August 19, 2004, the last practicable trading day before the distribution of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration proposed for each share of Exult common stock on such dates, which we calculated by multiplying the closing price of Hewitt Class A common stock on those dates by 0.2, the exchange ratio.

	Hewitt Class A Common Stock	Exult Common Stock	Implied Value of One Share of Exult Common Stock
At June 15, 2004	$31.48	$5.99	$6.30
At August 19, 2004	$24.98	$4.95	$5.00

Because the 0.2-to-1 exchange ratio is fixed and will not be adjusted as a result of changes in the market price for Hewitt Class A common stock, the implied value of the merger consideration will fluctuate with the market price for Hewitt Class A common stock. The merger agreement does not include a price-based termination right or provisions that would limit the impact of increases or decreases in the market price of Hewitt Class A common stock. You should obtain current market quotations for the shares of both companies, which can be obtained from a newspaper, the Internet or your broker. In addition, set forth below is a table showing the implied value of the merger consideration to Exult stockholders based on a range of hypothetical Hewitt Class A common stock prices. This table is for illustrative purposes only, and the actual prices at which shares of Hewitt Class A common stock may trade between the date of this joint proxy statement/prospectus and closing and thereafter may be above or below the range set forth below.

Hewitt Class A Common Stock Hypothetical Value	Implied Value of One Share of Exult Common Stock
$20.00	$4.00
22.00	4.40
24.00	4.80
26.00	5.20
28.00	5.60
30.00	6.00
32.00	6.40
34.00	6.80

The following table sets forth the high and low intraday prices for the calendar quarters shown for shares of Hewitt Class A common stock since its initial public offering in June 2002 and Exult common stock, as reported on the NYSE and the Nasdaq National Market, respectively. No cash dividends have been declared or paid on Hewitt Class A common stock or Exult common stock since the companies became publicly traded.

	Hewitt Class A Common Stock		Exult Common Stock
	High	Low	High	Low
2002
First Quarter	$—	$—	$16.08	$8.49
Second Quarter	24.30	21.91	10.99	5.14
Third Quarter	31.40	21.20	6.63	2.45
Fourth Quarter	36.36	26.30	3.49	1.97

2003
First Quarter	34.60	24.80	8.12	3.15
Second Quarter	29.95	20.70	9.90	6.30
Third Quarter	26.90	22.95	10.83	7.38
Fourth Quarter	31.00	23.50	8.70	6.42

2004
First Quarter	35.80	29.52	7.98	5.58
Second Quarter	32.85	27.10	6.53	4.65
Third Quarter (through August 19, 2004)	27.68	24.40	5.48	4.80

Hewitt stockholders and Exult stockholders are advised to obtain current market quotations. The market price of Hewitt Class A common stock and Exult common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of Hewitt Class A common stock or Exult common stock before or after completion of the merger.

Goldman, Sachs & Co. provided an opinion to the Hewitt board of directors that the exchange ratio was fair from a financial point of view to Hewitt (page 60)

Goldman, Sachs & Co., referred to as Goldman Sachs in this joint proxy statement/prospectus, delivered its opinion to Hewitt’s board of directors that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the exchange ratio was fair from a financial point of view to Hewitt.

Annex B to this joint proxy statement/prospectus contains the full text of the written opinion of Goldman Sachs, dated June 15, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion. Goldman Sachs provided its opinion for the information and assistance of Hewitt’s board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any Hewitt stockholder should vote with respect to the approval of the merger agreement, issuance of shares of Class A common stock in the merger or any other matter. Hewitt has agreed to pay Goldman Sachs a transaction fee of $5.0 million, half of which became payable upon execution of the merger agreement. The balance of the fee is payable upon completion of the merger.

Morgan Stanley & Co., Incorporated provided an opinion to the Exult board of directors that the exchange ratio was fair from a financial point of view to holders of Exult common stock (page 52)

In deciding to approve the merger, the Exult board of directors considered, among other factors, the opinion of its financial advisor, Morgan Stanley & Co., Incorporated, referred to as Morgan Stanley in this joint proxy statement/prospectus, provided to the Exult board of directors on June 14, 2004, that as of the date of the opinion, and based on and subject to the considerations in its opinion, the exchange ratio in the merger agreement was fair from a financial point of view to holders of Exult common stock. Annex C to this joint proxy statement/prospectus contains the full text of Morgan Stanley’s opinion. Exult stockholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Morgan Stanley in providing its opinion. The opinion of Morgan Stanley will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger. In connection with the merger, Exult agreed to pay Morgan Stanley a transaction fee based on the transaction value at the closing date. Based on the transaction value on the date of announcement of the transaction, the fee would have been approximately $5 million. The fee is payable upon completion of the merger. The Morgan Stanley opinion is not a recommendation as to how any Exult stockholder should vote with respect to the merger or any other matter.

Treatment of Exult stock options, restricted stock and warrants (page 75)

Upon completion of the merger, each outstanding and unexercised Exult stock option (whether or not vested or exercisable) to purchase Exult common stock will be settled for a cash payment per share of Exult common stock subject to the option equal to the excess, if any, of (1) 0.2 multiplied by the weighted average of the closing sale price of Hewitt Class A common stock on the NYSE composite transactions tape for the ten trading days prior to the completion of the merger over (2) the per share exercise price of the option, less any withholding tax. Shares of restricted Exult common stock will be converted into restricted shares of Hewitt Class A common stock at the exchange ratio, and will remain subject to the same terms and conditions as were applicable to the shares of Exult restricted common stock, but taking into account any changes provided in the governing documents by reason of the merger. The sole outstanding warrant to purchase shares of Exult common stock will be converted into a warrant to purchase shares of Hewitt Class A common stock and the new warrant will remain subject to the terms and conditions applicable to it prior to the assumption by Hewitt in the merger.

Conditions to the merger (page 76)

The merger is expected to be completed on or about October 1, 2004. However, as more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval by the stockholders of each company, and the expiration of the applicable waiting period or receipt of clearance under the U.S. antitrust regulations of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to herein as the HSR Act. Hewitt and Exult received early termination of the waiting period under the HSR Act on July 21, 2004. Hewitt and Exult cannot be certain when, or if, the other conditions to the merger will be satisfied or waived, or the merger will be completed.

Termination of the merger agreement (page 82)

Hewitt or Exult may agree to terminate the merger agreement before completing the merger, even after obtaining stockholder approval, as long as the termination is approved by each company’s board of directors.

In addition, either of Hewitt or Exult may terminate the merger agreement, even after stockholder approval, upon the happening of certain events, including if the other company experiences a material adverse change or materially breaches its representations, warranties and covenants contained in the merger agreement, or in certain circumstances involving an alternative acquisition proposal. Either Hewitt or Exult may terminate the merger agreement if the merger has not been completed by January 31, 2005, unless the reason that the merger has not been completed by that date is a breach of the merger agreement by the company seeking to terminate the merger agreement.

In the event of termination, under certain circumstances, Exult may be required to pay Hewitt a termination fee of $30.0 million. In addition, if Hewitt’s stockholders do not approve the merger and the issuance of the Class A common stock, Hewitt will be required to pay Exult a termination fee of $10.0 million or $30.0 million under certain circumstances in which a Hewitt takeover is proposed or consummated.

Hewitt board of directors and Exult management following completion of the merger (page 68)

After the merger, the board of directors of Hewitt will have a total of 12 members. Ten of the members will be current members of the Hewitt board, one will be an individual who is currently a director of Exult who qualifies as an independent director of Hewitt under the NYSE definition and who will be selected by Exult’s board of directors and approved by the Nominating and Corporate Governance Committee of Hewitt’s board of directors, and one will be designated by one of the General Atlantic Partnerships, collectively Exult’s largest stockholder. Thomas J. Neff, the Chairman of Spencer Stuart, US, is expected to join the Hewitt board of directors as the designee of Exult’s board of directors. Steven A. Denning, the Executive Managing Member of General Atlantic Partners, LLC, is expected to join the Hewitt board as the designee of the General Atlantic Partnerships pursuant to their stockholders agreement with Hewitt. Hewitt’s executive officers are not expected to change as a result of the merger. In connection with the merger agreement, certain members of Exult’s current management team signed retention agreements which include certain incentives to remain employees of the combined company following the completion of the merger.

Interests of Exult’s directors and executive officers in the merger (page 70)

In considering the recommendation of the Exult board of directors to adopt the merger agreement, Exult stockholders should consider that some of Exult’s directors and executive officers have interests in the merger that differ from, or are in addition to, their interests as Exult stockholders. The Exult board of directors was aware of these interests and considered them, among other matters, in approving the merger and adopting the merger agreement. Exult stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the adoption of the merger agreement.

The rights of Exult stockholders will be governed by new governing documents after the merger (page 97)

The rights of Exult stockholders will change as a result of the merger due to differences in Hewitt’s and Exult’s governing documents. Hewitt’s stockholders’ rights will not change as a result of the merger. This joint proxy statement/prospectus contains descriptions of stockholders’ rights under each of the Hewitt and Exult governing documents, and describes the material differences between them.

Hewitt will hold its special meeting on the merger on September 30, 2004 (page 33)

The Hewitt special meeting will be held on Thursday, September 30, 2004, at 3:00 p.m., central daylight time, at the University of Chicago Gleacher Center, 450 North Cityfront Plaza Drive, Chicago, Illinois 60611. At the Hewitt special meeting, Hewitt stockholders will be asked to approve the merger agreement, the issuance of shares of Class A common stock in the merger and approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient shares represented at the time of the special meeting to approve the proposal.

Record Date. Only holders of record at the close of business on August 17, 2004 will be entitled to notice of, and to vote at, the Hewitt special meeting. Each share of Hewitt Class A, Class B and Class C common stock outstanding as of the record date is entitled to one vote on the proposal to approve the merger agreement and the issuance of the Class A common stock in the merger. As of the record date of August 17, 2004, there were 31,313,913 shares of Hewitt Class A common stock, 62,359,201 shares of Class B common stock, and 4,487,022 shares of Class C common stock entitled to vote at the Hewitt special meeting.

Required Vote. The presence, in person or by proxy, of the holders of a majority of the votes represented by the aggregate of all of the outstanding shares of Hewitt Class A, Class B and Class C common stock is necessary to constitute a quorum at the Hewitt special meeting. Under Hewitt’s amended and restated certificate of incorporation, holders of Class B and Class C common stock will vote on the proposals in a preliminary vote and appoint Hewitt’s stockholders’ committee as their proxy to vote their shares at the special meeting. At the special meeting, voting together with the holders of Class A common stock as a single class, the stockholders’ committee will vote all of the outstanding shares of Class B and Class C common stock in accordance with the majority of the votes cast in the preliminary vote. The preliminary vote will take place on the business day prior to the special meeting. Approval of the merger and the issuance of Hewitt Class A common stock in the merger requires the affirmative vote of a majority of the votes cast on the proposal at the special meeting. Outstanding shares of Hewitt Class B and Class C common stock constitute 68.1% of the total outstanding shares of Hewitt. All of Hewitt’s Class B and Class C common stock is owned by officers, directors, current and former employees and other affiliates of Hewitt. Certain officers and directors of Hewitt agreed, in their capacity as Hewitt stockholders, to vote all of their shares of Class B and Class C common stock in the preliminary vote in favor of the merger agreement and the issuance of shares of Class A common stock in the merger. The shares held by these officers and directors represent a total of 2.0% of all of Hewitt’s common stock entitled to vote at the special meeting and 3.0% of the shares of Class B and Class C common stock entitled to vote in the preliminary vote.

If you abstain from voting or fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting abstention or “broker non-vote” will be counted toward a quorum at the special meeting but will not be counted for determining whether the proposals have been approved.

As of the Hewitt record date, directors and executive officers of Hewitt and their affiliates had the right to vote 3,052,544 shares of Hewitt common stock, or 3.1% of the outstanding Hewitt common stock entitled to be voted at the Hewitt special meeting and 4.6% of the outstanding shares of Hewitt Class B and Class C common stock. For more information about the rights of the holders of each class of Hewitt’s capital stock, see “Description of Hewitt Capital Stock” on page 90.

The Hewitt board of directors recommends that Hewitt stockholders vote “FOR” approval of the merger agreement, the issuance of the Hewitt Class A common stock and approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger proposals (page 46)

The Hewitt board of directors believes that the merger is in the best interests of Hewitt and its stockholders and has approved the merger agreement and the merger. The Hewitt board of directors recommends that Hewitt stockholders vote “FOR” approval of the merger agreement and the issuance of shares of Class A common stock and approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger proposals.

Exult will hold its special meeting on the merger on September 30, 2004 (page 36)

The Exult special meeting will be held on Thursday, September 30, 2004, at 1:00 p.m., Pacific daylight time, at University Research Park Center, 5251 California, Suite 105, Irvine, California 92612. At the Exult special meeting, Exult stockholders will be asked to adopt the merger agreement and approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Record Date. Only stockholders of record at the close of business on August 17, 2004 will be entitled to notice of, and to vote at, the Exult special meeting. Each share of Exult common stock is entitled to one vote. As of the record date of August 17, 2004, there were 110,545,918 shares of Exult common stock entitled to vote at the Exult special meeting.

Required Vote. Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Exult common stock. The General Atlantic Partnerships and certain officers and directors of Exult, in their capacity as Exult stockholders, have agreed to vote in favor of the merger, as long as the merger agreement has not been terminated. Shares of Exult common stock covered by these agreements represent approximately 48.4% of the outstanding stock of Exult entitled to vote at the special meeting. Because approval is based on the affirmative vote of a majority of shares outstanding, an Exult stockholder’s failure to vote, a broker non-vote or an abstention will have the same effect as a vote against the merger.

As of the record date, directors and executive officers of Exult and their affiliates had the right to vote 54,795,917 shares of Exult common stock, or approximately 49.6% of the outstanding Exult common stock entitled to be voted at the Exult special meeting.

The Exult board of directors recommends that Exult stockholders vote “FOR” adoption of the merger agreement and approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger proposals (page 48)

The Exult board of directors believes that the merger is in the best interests of Exult and its stockholders and has approved the merger agreement. The Exult board of directors recommends that Exult stockholders vote “FOR” adoption of the merger agreement and approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger proposals.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF HEWITT

The following selected consolidated historical financial data of Hewitt is provided to aid your analysis of the financial aspects of the merger. When you read this historical financial data, it is important that you also read Hewitt’s historical consolidated financial statements and related notes incorporated by reference into this joint proxy statement/prospectus, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Result of Operations” in Hewitt’s annual and quarterly reports incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 115.

The table below sets forth selected consolidated historical financial data for the periods indicated. The income statement data for the years ended September 30, 2001, 2002 and 2003, and the balance sheet data as of September 30, 2001, 2002 and 2003, are derived from Hewitt’s financial statements that have been audited by Ernst & Young LLP, an Independent Registered Public Accounting Firm. The income statement data for the years ended September 30, 1999 and 2000, and the balance sheet data as of September 30, 1999 and 2000, are derived from Hewitt’s financial statements that have been audited by Arthur Andersen LLP, independent auditors. The income statement data for the nine months ended June 30, 2003 and 2004, and the balance sheet data as of June 30, 2003 and 2004, are derived from Hewitt’s unaudited financial statements. Hewitt’s unaudited financial statements have been prepared on the same basis as its audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary to present fairly Hewitt’s consolidated results of operations and financial position for the periods and at the dates presented. Results for interim periods are not necessarily indicative of results to be expected during the remainder of the fiscal year or for any future period. The historical results are not necessarily indicative of future results.

	Year Ended or as of September 30,					Nine Months Ended or as of June 30,
	1999(1)	2000(1)(2)	2001(1)(2)	2002(1)(3)(4)	2003(5)	2003(5)	2004(5)
	(millions, except share and per share data)
Income Statement Data:
Revenues before reimbursements (net revenues)	$1,058	$1,281	$1,476	$1,716	$1,982	$1,453	$1,630
Reimbursement	32	25	26	34	49	41	44

Total revenues	1,090	1,306	1,502	1,750	2,031	1,494	1,674

Operating income before non-recurring software charge(2)	161	182	212	240	178	122	166
Non-recurring software charge(2)	—	—	26	—	—	—	—
Operating income	161	182	186	240	178	122	166
Income before taxes and owner distributions(1)	156	182	183	—	—	—	—
Net income	$—	$—	$—	$190	$94	$65	$90

Earnings (Loss) Per Share Data:
Earnings (loss) per share:
—basic	$—	$—	$—	$(0.27)	$0.99	$0.69	$0.94
—diluted	$—	$—	$—	$(0.27)	$0.97	$0.67	$0.91
Weighted average shares:
—basic	—	—	—	85,301,042	94,783,223	94,454,190	95,866,711
—diluted	—	—	—	85,301,042	96,832,723	96,824,437	98,046,725

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF HEWITT—(Continued)

	Year Ended or as of September 30,					Nine Months Ended or as of June 30,
	1999(1)	2000(1)(2)	2001(1)(2)	2002(1)(3)(4)	2003(5)	2003(5)	2004(5)
	(millions, except share and per share data)

Balance Sheet Data:
Cash and cash equivalents	$11	$16	$61	$136	$228	$163	$275
Working capital	95	138	207	199	290	248	378
Total assets	574	703	833	1,348	1,598	1,478	1,702
Debt and capital lease obligations, less current portion	91	153	172	236	219	219	202
Total owners’ capital	237	243	259	—	—	—	—
Total stockholders’ equity	$—	$—	$—	$533	690	$652	$821

(1)	Prior to Hewitt’s transition to a corporate structure on May 31, 2002, Hewitt operated as a limited liability company. In such form, Hewitt’s owners were compensated through distributions of income and Hewitt did not incur corporate income tax. Accordingly, results prior to May 31, 2002 do not include (i) compensation for services rendered by Hewitt’s owners or (ii) corporate income tax expense. As a result, Hewitt’s income before taxes and owner distributions is not comparable to net income of a corporation. In connection with Hewitt’s transition to a corporate structure on May 31, 2002, Hewitt’s owners who worked in the business became employees and Hewitt began to record their compensation and related expenses and became subject to corporate income taxes.
(2)	Historical results include the results of Sageo LLC, or Sageo. In January 2000, a new business, Sageo, was launched with the intention of creating a stand-alone, internet-based company that would provide a standardized set of health and welfare offerings to companies seeking less complex benefit solutions. By the second half of fiscal 2001, the decision was made by Hewitt’s owners that it was not cost-effective to operate Sageo as a separate company. In the quarter ended September 30, 2001, the decision was made to transition Sageo clients from Sageo’s website to the Total Benefit AdministrationTM web interface. Stand-alone company expenses were eliminated and Sageo website development ceased. At that time, use of the Sageo website was discontinued, Hewitt wrote off its remaining investment in the Sageo software (resulting in a $26.0 million non-recurring charge) and terminated or redeployed the Sageo employees who worked within the stand-alone Sageo operation. The results of Sageo reduced operating income by $21.0 million and $73.0 million for the fiscal years 2000 and 2001, respectively.
(3)	On June 5, 2002, Hewitt acquired the benefits consulting business of Bacon & Woodrow and its results are included in the historical results of Hewitt from the acquisition date.
(4)	Loss per share for fiscal 2002 is calculated based on the net loss incurred for the period from May 31, 2002, the date on which Hewitt’s transition to a corporate structure was completed, through September 30, 2002. The loss was generated primarily from several one-time charges incurred in connection with the transition to a corporate structure totaling $48 million and compensation expense related to an initial public offering restricted stock award grant totaling $28 million through September 30, 2002. Similarly, common stock is weighted from the dates of issuance and not from the beginning of fiscal 2002.
(5)	On June 5, 2003, Hewitt acquired Cyborg Worldwide, Inc. and on June 15, 2003, Hewitt acquired substantially all of the assets of Northern Trust Retirement Consulting LLC, Northern Trust Corporation’s retirement consulting and administration business. As such, their results are included in Hewitt’s results from the respective acquisition dates.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EXULT

The following selected historical consolidated financial data of Exult is provided to aid your analysis of the financial aspects of the merger. When you read this selected historical consolidated financial data, it is important that you also read Exult’s historical consolidated financial statements and related notes incorporated by reference into this joint proxy statement/prospectus, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Exult’s annual and quarterly reports incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 115.

The following selected consolidated balance sheets and statements of operations data as of and for the years ended December 31, 2002 and 2003, are derived from Exult’s consolidated financial statements that have been audited by KPMG LLP, an Independent Registered Public Accounting Firm. The consolidated balance sheets and statements of operations data as of and for the years ended December 31, 1999, 2000, and 2001, are derived from Exult’s consolidated financial statements that have been audited by Arthur Andersen LLP, independent auditors. As described in the Notes to Exult’s consolidated financial statements, its 2001 consolidated financial statements have been adjusted. KPMG audited the adjustments described in the Notes to Exult’s consolidated financial statements that were applied to adjust the 2001 consolidated financial statements, as well as certain additional disclosures in the 2001 consolidated financial statements, as described in the Notes to Exult’s consolidated financial statements. However, KPMG was not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements and consolidated financial statement schedule of Exult and its subsidiaries other than with respect to such adjustments and disclosures. The selected consolidated financial data as of and for the six months ended June 30, 2003 and 2004 are derived from Exult’s unaudited consolidated financial statements. Exult’s unaudited consolidated financial statements have been prepared on the same basis as its audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary to present fairly Exult’s consolidated results of operations and financial position for the periods and at the dates presented. Results for interim periods are not necessarily indicative of results to be expected during the remainder of the fiscal year or for any future period. The historical results are not necessarily indicative of future results.

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue(1)	$3,993	$53,341	$257,052	$405,842	$480,322	$232,660	$226,314
Income (loss) from continuing operations(1)(2)	(15,151)	(91,658)	(72,824)	(11,572)	19,560	8,713	(16,520)
Income (loss) from discontinued operations(1)	(61)	(3,162)	(1,827)	973	(4,602)	(212)	(1,228)
Net income (loss)(2)	$(15,212)	$(94,820)	$(74,651)	$(10,599)	$14,958	$8,501	$(17,748)
Net income (loss) per share—Basic(3)
Income (loss) from continuing operations	$(2.19)	$(1.68)	$(0.75)	$(0.11)	$0.18	$0.08	$(0.15)
Income (loss) from discontinued operations	$(0.01)	$(0.06)	$(0.02)	$0.01	$(0.04)	$0.00	$(0.01)
Net income (loss)	$(2.20)	$(1.74)	$(0.77)	$(0.10)	$0.14	$0.08	$(0.16)
Net income (loss) per share—Diluted(3):
Income (loss) from continuing operations	$(2.19)	$(1.68)	$(0.75)	$(0.11)	$0.17	$0.08	$(0.15)
Income (loss) from discontinued operations	$(0.01)	$(0.06)	$(0.02)	$0.01	$(0.04)	$(0.01)	$(0.01)
Net income (loss)	$(2.20)	$(1.74)	$(0.77)	$(0.10)	$0.13	$0.07	$(0.16)
Weighted average number of common shares outstanding:
Basic	6,906	54,491	96,622	105,199	106,870	106,128	109,024
Diluted	6,906	54,491	96,622	105,199	115,460	114,481	109,024

	As of December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except share and per share data)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments(4)	$39,199	$99,890	$169,569	$127,297	$195,807	$103,664	$167,170
Working capital(4)	31,957	93,185	149,545	130,685	222,671	102,557	185,669
Assets held for sale(1)	—	—	—	—	100	—	—
Total assets	58,767	204,181	291,593	294,396	430,224	350,279	446,804
Long-term Liabilities	4,304	152	—	12,794	118,881	11,873	107,497
Convertible preferred stock	58,768	—	—	—	—	—	—
Total stockholders’ equity	$46,110	$171,429	$233,634	$229,298	$252,414	$240,734	$237,377

(1)	In the fourth quarter of fiscal 2003, Exult adopted a formal plan to dispose of its Gunn consulting operation. Accordingly, assets and liabilities of the consulting operation have been segregated and classified as held for sale as of December 31, 2003 and the operating results have been presented as discontinued operations for all periods presented. In the fourth quarter of fiscal 2003, Exult recorded an impairment charge of $3.3 million to reduce the carrying value of the assets of the consulting operations to their estimated fair value less estimated selling costs. During the year ended December 31, 2001, Exult recorded an approximate $2.2 million non-cash charge arising from the write-off of a Gunn research database that was determined to no longer have value, which has been included as part of discontinued operations. For further details, please refer to Note 3 and Note 14 of Notes to Consolidated Financial Statements included under Part II Item 8. “Financial Statements and Supplementary Data” of Exult’s annual report on Form 10-K/A for the year ended December 31, 2003, which is incorporated by reference into this joint proxy statement/prospectus. In the first quarter of 2004, Exult shut down its Gunn consulting operation, terminated the remaining employees of the operation and sold certain residual intellectual property assets.
(2)	Includes $16.3 million of business optimization costs in the year ended December 31, 2001, consisting of severance charges of $9.7 million (including non-cash option acceleration charges of $3.0 million), and certain wind-up costs resulting in a $6.6 million charge (including severance costs of $5.4 million) associated with the elimination of two secondary, non-strategic processing centers. During 2002 and 2003, Exult reduced the initial accrual by $2.3 million and $206,000, respectively, as a result of completion of certain of these arrangements at amounts less than previously estimated and changes in estimates with regard to the remaining arrangements.
(3)	Please refer to Note 2 and Note 11 of Notes to Consolidated Financial Statements included under Part II Item 8. “Financial Statements and Supplemental Data” of Exult’s annual report on Form 10-K/A for the year ended December 31, 2003 incorporated by reference into this joint proxy statement/prospectus for information regarding the method used to compute Exult’s basic and diluted net income (loss) per share.
(4)	Certain prior-year balances have been reclassified to conform to current financial statement presentation. These reclassifications had no impact on previously reported results of operations or stockholders’ equity.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The selected unaudited pro forma combined financial information which follows presents illustrative combined unaudited financial statements of Hewitt and Exult at the times and for the periods presented, as described below. The selected unaudited pro forma combined financial information has been derived from and should be read in conjunction with the Unaudited Pro Forma Combined Financial Information and related notes that begin on page 105 and the historical consolidated financial statements and the related notes of both Hewitt and Exult. The selected unaudited pro forma combined financial information reflects the impact of the acquisition of Exult on Hewitt’s historical financial position and results of operations applying the purchase method of accounting. Under this method of accounting, the assets and liabilities of Exult will be recorded by Hewitt at their estimated fair values as of the closing date of the merger and results of operations will be reported on a combined basis from the date of acquisition.

The unaudited pro forma combined balance sheet as of June 30, 2004 assumes the merger was completed as of this balance sheet date. The unaudited pro forma combined annual and interim income statements give effect to the merger as if it had been completed on October 1, 2002, the beginning of Hewitt’s fiscal year 2003. The unaudited annual pro forma combined income statement combines the historical financial results of Hewitt for the year ended September 30, 2003 and of Exult for the year ended December 31, 2003. The interim pro forma combined income statement combines the consolidated historical financial results of Hewitt and Exult for the nine months ended June 30, 2004. The Exult financial information for the nine months ended June 30, 2004 was compiled by combining Exult’s results for its six months ended June 30, 2004 and its three months ended December 31, 2003. As such, Exult’s results for the three months ended December 31, 2003 are included in both the annual and interim results.

The selected unaudited pro forma combined financial information is presented for illustrative purposes only and is not indicative of the financial position or results of operations that might have occurred had the merger actually taken place as of the dates specified, or that may be expected to occur in the future. It does not assume any benefits from cost savings or synergies, and it does not reflect any integration costs, that the combined company may realize or incur after the merger. The unaudited pro forma combined financial information reflects the estimated effect of Exult’s adoption of Hewitt’s accounting policy of recognizing revenue based upon delivery of services compared to Exult’s policy to recognize revenue for long-term process management contracts based on proportional cost accounting methods. Hewitt’s ongoing service revenues are typically billed and recognized on a monthly basis as services are rendered. Exult’s policy is to recognize revenue for long-term multi-deliverable process management contracts for each reporting period based on the proportion of contract costs incurred to date to then-current estimates of total contract costs. The effect of changes to total estimated contract revenues, or cost is recognized in the period in which the determination is made that the facts and circumstances dictate a change in estimate. For a more detailed description of Hewitt’s and Exult’s revenue recognition policies, please refer to the historical consolidated financial statements and the related notes of both Hewitt and Exult. In addition, as explained in more detail in the Unaudited Pro Forma Combined Financial Information and accompanying notes included elsewhere in this joint proxy statement/prospectus, the allocation of the purchase price reflected in the unaudited pro forma combined financial information is subject to adjustment and may vary materially from the actual purchase price allocation that will be recorded upon completion of the merger.

	Year Ended September 30, 2003 (unaudited)	Nine Months Ended or as of June 30, 2004 (unaudited)
	(millions, except share and per share data)
Income Statement Data:
Revenues before reimbursements (net revenues)	$2,426	$1,967
Reimbursements	50	44

Total revenues	2,476	2,011
Operating income	167	156
Net income	$86	$82

Earnings per share data:
Income from continuing operations per share:
—basic	$0.73	$0.69
—diluted	$0.72	$0.68
Weighted average shares:
—basic	116,736,758	117,820,246
—diluted	118,852,638	120,258,517

Balance Sheet Data:
Cash and cash equivalents	N/A	$301
Working capital	N/A	499
Total assets	N/A	2,483
Debt and capital lease obligations, less current portion	N/A	302
Total stockholders’ equity	N/A	1,420

UNAUDITED COMPARATIVE PER SHARE DATA

The following table sets forth certain historical per share data of Hewitt and Exult and combined per share data on an unaudited pro forma basis after giving effect to the merger using the purchase method of accounting and the exchange ratio of 0.2 of a share of Hewitt Class A common stock for each share of Exult common stock. The following data has been derived from the unaudited pro forma consolidated per share information from the Unaudited Pro Forma Combined Financial Information presented elsewhere in this joint proxy statement/prospectus. Because Hewitt and Exult have different fiscal years, and the combined company will adopt the fiscal year-end of Hewitt, pro forma per share data are presented on a September 30 fiscal-year basis, which is consistent with both Hewitt’s historical fiscal year-end and that of the combined company. Management believes that it is meaningful to present pro forma financial information based on the fiscal year-end of the combined company to facilitate an analysis of the pro forma effects of the merger. The following data should be read in conjunction with the separate historical consolidated financial statements of Hewitt and Exult incorporated by reference into this joint proxy statement/prospectus. The unaudited pro forma combined per share data do not necessarily indicate the operating results that would have been achieved had the merger been completed as of the beginning of the earliest period presented and should not be taken as representative of future operations. No cash dividends have been declared or paid on Hewitt or Exult common stock since the companies became publicly traded and therefore information relating to dividends is not presented in the following table.

	Comparative Per Share Data
	As of and for the Nine Months Ended June 30, 2004	As of and for the Six Months Ended June 30, 2004	As of and for the Year Ended September 30, 2003	As of and for the Year Ended December 31, 2003
Hewitt Historical:
Income per common share:
Basic	$0.94		$0.99
Diluted	$0.91		$0.97

Book value per share(1):
Basic	$8.56		$7.28
Diluted	$8.37		$7.13

Exult Historical:
Income (loss) from continuing operations per common share:
Basic		$(0.15)		$0.18
Diluted		$(0.15)		$0.17

Book value per share(1):
Basic		$2.18		$2.36
Diluted		$2.18		$2.19

Pro Forma Combined:
Income per common share:
Basic	$0.69		$0.73
Diluted	$0.68		$0.72

Book value per share(1):
Basic	$12.06
Diluted	$11.81

Per Equivalent Exult Share(2):
Income per common share:
Basic	$0.14		$0.15
Diluted	$0.14		$0.14

Book value per share(1):
Basic	$2.41
Diluted	$2.36

(1)	Book value per share has been calculated using basic and diluted weighted-average shares outstanding.

(2)	Reflects Exult common stock at the exchange ratio after giving effect to the pro forma adjustments. See “Unaudited Pro Forma Combined Financial Information” on page 105.

RISK FACTORS

By voting in favor of the proposal to adopt the merger agreement, as an Exult stockholder, you will be choosing to invest in Hewitt Class A common stock. An investment in Hewitt Class A common stock involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote in favor of the proposal to approve and adopt the merger agreement and approve the merger. For a description of other risks considered by Hewitt’s board of directors in determining to approve the merger, please refer to “The Merger—Hewitt’s Reasons for the Merger; Recommendation of the Merger by the Hewitt Board of Directors” on page 46. For a description of other risks considered by Exult’s board of directors in determining to approve the merger, please refer to “The Merger—Exult’s Reasons for the Merger; Recommendation of the Merger by the Exult Board of Directors” on page 48.

Risks Related to the Merger

The implied market value of the shares of Hewitt Class A common stock to be received by holders of shares of Exult common stock in the merger will fluctuate.

Upon completion of the merger, each share of Exult common stock will be exchanged for the right to receive 0.2 of a share of Hewitt Class A common stock. There will be no adjustment to the exchange ratio for changes in the market price of either shares of Exult common stock or shares of Hewitt Class A common stock and the merger agreement does not include a price-based termination right. Accordingly, the market value of the shares of Hewitt Class A common stock that holders of shares of Exult common stock will become entitled to receive upon completion of the merger will depend on the market value of the shares of Hewitt Class A common stock at the time of completion of the merger, and could vary significantly from the market value on the date of this joint proxy statement/prospectus or the date of the Exult special meeting. The market value of the shares of Hewitt Class A common stock to be received in the merger will also continue to fluctuate after completion of the merger. For historical market prices of shares of Hewitt Class A common stock, please refer to “Comparative Market Prices” on page 104. You should obtain current market quotations for shares of Hewitt Class A common stock and for shares of Exult common stock.

The fairness opinions obtained by Hewitt and Exult from Goldman Sachs and Morgan Stanley, respectively, do not reflect changes in circumstances between the signing of the merger agreement and completion of the merger.

Hewitt and Exult have not obtained and do not expect to obtain updated opinions as of the date of this joint proxy statement/prospectus from Goldman Sachs and Morgan Stanley, Hewitt’s and Exult’s respective financial advisors. Changes in the operations and prospects of Hewitt or Exult, general market and economic conditions and other factors which may be beyond the control of Hewitt and Exult, and on which the fairness opinions were based, may alter the value of Hewitt or Exult or the price of shares of Hewitt Class A common stock and shares of Exult common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the dates of these opinions. For a description of the opinions that Hewitt and Exult received from their respective financial advisors, please refer to “The Merger—Opinion of Goldman Sachs” beginning on page 60 and “The Merger—Opinion of Morgan Stanley” beginning on page 52.

Hewitt and Exult expect to incur significant costs associated with the merger.

Hewitt estimates that it will incur direct transaction costs of approximately $6.9 million associated with the merger, substantially all of which will be included as part of the total purchase price for accounting purposes. In addition, Exult estimates that it will incur direct transaction costs of approximately $5.4 million, which will be recognized as expenses as incurred. Hewitt and Exult believe the combined entity may incur additional charges to operations in the quarter in which the merger is completed and the quarters following the completion of the merger, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger and the integration of the two companies.

If the merger is not completed, Hewitt and/or Exult may have to pay certain costs associated with the failure to consummate the merger, including a termination fee, and their respective stock prices may decline.

The merger may not be completed for a variety of reasons, including the failure by either Hewitt or Exult to get the necessary approval of its stockholders, a breach by either company of their representations, warranties or covenants in the merger agreement, or if either company experiences a significant adverse change in its business. If the merger is not completed, in certain circumstances, either Hewitt or Exult may be required to pay the other a termination fee of up to $30.0 million. See “The Merger Agreement—Amendment, Waiver and Termination of the Merger Agreement” on page 82. In addition, most, if not all, of the direct transaction costs associated with the merger described in the paragraph above will have been incurred and will still be payable. The failure to complete the merger may also result in a decline of the stock price of either or both companies as their current market prices may reflect a market assumption that the merger will be completed, and failure to close may be interpreted as indicative of weakness or problems with the business or prospects of either company.

Future operating results of the combined company could be adversely affected as a result of purchase accounting treatment and the impact of amortization and impairment of intangible assets relating to the merger.

In accordance with generally accepted accounting principles, Hewitt will account for the merger using the purchase method of accounting. Under the purchase method of accounting, Hewitt will record the fair value of the Hewitt Class A common stock issued in connection with the merger, and the amount of direct transaction costs as the cost of acquiring Exult. Hewitt will allocate the total purchase price to the individual assets acquired and liabilities assumed by Hewitt, including various identifiable intangible assets (such as contractual customer relationships, proprietary processes, developed technology and trade names), based on their respective fair values at the date of completion of the merger. Hewitt’s preliminary valuation of acquired intangible assets totaled $246.0 million and these amounts will be required to be amortized over their estimated useful lives, ranging from two to fifteen years. Hewitt expects that it will initially incur incremental charges for amortization of intangible assets of approximately $5.0 million per quarter. Any excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired will be accounted for as goodwill. Hewitt will not be required to amortize goodwill against income but goodwill will be subject to periodic reviews for impairment. If Hewitt is required to recognize an impairment charge, the charge would negatively impact reported earnings in the period of the charge.

A successful integration of Exult may be difficult and Hewitt may not be able to realize any or all of the anticipated benefits of the merger.

Hewitt expects that the process of integrating Exult’s business into Hewitt may be relatively difficult and will require significant attention from management. Efficient cooperation between Hewitt and Exult following the merger will be crucial for a successful integration of Exult’s business. There can be no assurance that Exult’s business will be integrated into Hewitt in a timely and efficient manner or that any of the anticipated benefits of the merger, including those described in the section entitled “The Merger—Hewitt’s Reasons for the Merger; Recommendation of the Merger by the Hewitt Board of Directors,” on page 46 will be realized. Failure to do so could materially harm the business and operating results of the combined company.

In order to facilitate the integration of Exult into Hewitt, Exult entered into retention agreements with certain key employees of Exult pursuant to which these key employees have agreed to remain employed with Exult or Hewitt for specified time periods after the merger. However, there can be no assurance that these key employees will not terminate their employment with Exult before the expiration of their retention agreements or agree to continued employment with the combined company after the expiration of their retention agreements. For a further discussion of these retention agreements, see “The Merger–Exult’s Directors and Officers Have a Financial Interest in the Merger—Retention Agreements” beginning on page 71.

In addition, the merger could cause uncertainty among Exult’s current clients and potential clients, such that current clients may reduce services from Exult and Exult’s ability to attract new clients may be inhibited.

The merger agreement limits Exult’s ability to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions and a termination fee that limit Exult’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Exult while the merger agreement is in effect. This might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Exult from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Exult than it might otherwise have proposed to pay.

Risks Related to Hewitt’s Business

The outsourcing and consulting markets are highly competitive, and if Hewitt is not able to compete effectively its revenues and profit margins will be adversely affected.

The outsourcing and consulting markets in which Hewitt operates include a large number of service providers and are highly competitive. Many of Hewitt’s competitors are expanding the services they offer in an attempt to gain additional business. Some of Hewitt’s competitors have greater financial, technical and marketing resources, larger customer bases, greater name recognition, stronger international presence and more established relationships with their customers and suppliers than Hewitt has. Large and well capitalized competitors may be able to respond to the need for technological changes faster, price their services more aggressively, compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share generally.

Some of Hewitt’s current and potential competitors have established and are likely to continue to establish cooperative relationships among themselves or with third parties to increase their ability to address client needs. New competitors or alliances among competitors could emerge and gain significant market share and some of Hewitt’s competitors may have or may develop a lower cost structure, adopt more aggressive pricing policies or provide services that gain greater market acceptance than the services that Hewitt offers or develops. In order to respond to increased competition and pricing pressure, Hewitt may have to lower its prices, which would have an adverse effect on its revenues and profit margin. In addition, companies may choose not to outsource their benefits, payroll or other human resources administration, which could have an adverse affect on Hewitt’s revenue growth.

A significant or prolonged economic downturn could have a material adverse effect on Hewitt’s revenues and profit margin.

Hewitt’s results of operations are affected directly by the level of business activity of its clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Economic slowdowns in some markets, particularly in the United States, may cause reductions in capital expenditures and technology and associated discretionary spending by Hewitt’s clients, which may result in reductions in the growth of new business as well as reductions in existing business. If Hewitt’s clients enter bankruptcy or liquidate their operations, Hewitt’s revenues could be adversely affected. Hewitt’s revenues under many of its outsourcing contracts depend upon the number of participants in its clients’ employee benefit plans and could be adversely affected by layoffs. Hewitt may also experience decreased demand for its services as a result of postponed or terminated outsourcing of human resources functions, budget reductions for outside consultants, or reductions in the size of its clients’ workforce (and consequently a reduction in participants). Reduced demand for Hewitt’s services could increase price competition.

The profitability of Hewitt’s engagements with clients may not meet its expectations.

Unexpected costs or delays could make Hewitt’s outsourcing contracts or its consulting engagements less profitable than anticipated. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside its control, could have an adverse effect on its profit margin.

Cost overruns or early contract terminations could cause Hewitt’s business to be less profitable than anticipated.

At the beginning of each new outsourcing arrangement, Hewitt undertakes an implementation process whereby it gathers, tests and inputs client data and customizes its systems. Hewitt estimates the cost of this process, and its clients often agree to pay a fixed amount to cover part of its expenses. If Hewitt’s actual implementation expense exceeds its estimate or if the ongoing cost of servicing a client is greater than Hewitt has anticipated, the particular contract will be less profitable than expected. While Hewitt’s outsourcing clients typically sign contracts with three-to five-year terms, these contracts are generally terminable at any time, with or without cause, by Hewitt’s clients upon 90 to 180 days written notice. Hewitt’s clients are required to pay an early termination fee; however, in many cases, this amount may not be sufficient to fully compensate Hewitt for the profit it would have received from the cancelled contract.

Hewitt’s consulting clients typically retain Hewitt on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. There is a risk that a client may choose to delay or terminate a current project or cancel or delay additional anticipated projects. These terminations, cancellations or delays could result from factors unrelated to Hewitt’s work product or the progress of the project, such as the business or financial condition of the client or general economic conditions. When engagements are terminated, Hewitt loses the associated revenues and it may not be able to eliminate associated costs or redeploy the affected employees in a timely manner to minimize the negative impact on profitability.

The loss of a significantly large client or several clients could have a material adverse effect on Hewitt revenues.

Although no one client comprised more than 10% of Hewitt’s net revenues in fiscal 2003, and on a pro forma basis for the fiscal year ended September 30, 2003 after giving effect to the merger, no single client of the combined company represented more than 10% of the combined companies net revenues, the loss of a significantly large client or several clients could adversely impact Hewitt’s revenues and profitability. Hewitt’s largest clients employ Hewitt for outsourcing services. As a result, given the amount of time needed to implement new outsourcing clients, there is no assurance that Hewitt would be able to promptly replace the revenues lost if a significantly large client or several clients terminated Hewitt’s services or decided not to renew their contracts with Hewitt.

Hewitt may have difficulty integrating or managing acquired businesses, which may harm its financial results or reputation in the marketplace.

Hewitt’s expansion and growth may be dependent in part on its ability to make acquisitions. The risks Hewitt faces related to acquisitions include that it could overpay for acquired businesses, face integration challenges and/or have difficulty finding appropriate acquisition candidates. If Hewitt’s acquisitions of Cyborg Worldwide, Inc., the assets of Northern Trust Retirement Consulting LLC’s retirement consulting and administration business, and if the merger is completed, the business of Exult, Inc. are not successfully integrated, Hewitt’s revenues and profitability could be adversely affected.

Hewitt may pursue additional acquisitions in the future, which may subject it to a number of risks, including;

•	diversion of management attention;

•	amortization and potential impairment of intangible assets, which could adversely affect Hewitt’s reported results;

•	inability to retain the management, key personnel and other employees of the acquired business;

•	potential dilutive effect on Hewitt’s earnings;

•	inability to establish uniform standards, controls, procedures and policies;

•	inability to retain the acquired company’s clients;

•	exposure to legal claims for activities of the acquired business prior to acquisition; and

•	inability to effectively integrate the acquired company and its employees.

Hewitt may not be successful in identifying appropriate acquisition candidates or consummating acquisitions on terms acceptable or favorable to it. Hewitt may not succeed at integrating or managing acquired businesses or in managing the larger company that results from these acquisitions. Client dissatisfaction or performance problems, whether as a result of integration or management difficulties or otherwise, could have an adverse impact on Hewitt’s reputation. In addition, any acquired business could significantly under-perform relative to Hewitt’s expectations.

Hewitt’s business will be negatively affected if Hewitt is not able to anticipate and keep pace with rapid changes in government regulations or if government regulations decrease the need for its services or increase its costs.

The areas in which Hewitt provides outsourcing and consulting services are the subject of government regulation which is constantly evolving. Changes in government regulations in the United States, Hewitt’s principal geographic market, affecting the value, use or delivery of benefits and human resources programs, including changes in regulations relating to health and welfare (such as medical) plans, defined contribution (such as 401(k)) plans, defined benefit (such as pension) plans or payroll delivery, may adversely affect the demand for or profitability of Hewitt’s services. In addition, Hewitt’s growth strategy includes a number of global expansion objectives which would further subject Hewitt to applicable laws and regulations of countries outside the United States. If Hewitt is unable to adapt its services to applicable laws and regulations, its ability to provide effective outsourcing and consulting services in these areas will be substantially diminished.

Hewitt’s business will be negatively affected if Hewitt is not able to keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past.

Hewitt’s future success depends, in part, on its ability to develop and implement technology solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. Hewitt may not be successful in anticipating or responding to these developments on a timely and cost-effective basis, and its ideas may not be accepted in the marketplace. Also, products and technologies developed by Hewitt’s competitors may make Hewitt’s service or product offerings noncompetitive or obsolete. Any one of these circumstances could have a material adverse effect on Hewitt’s ability to obtain and complete important client engagements.

Hewitt’s business is also dependent, in part, upon continued growth in the use of technology in business by its clients and prospective clients and their employees and Hewitt’s ability to deliver the efficiencies and convenience afforded by technology. If growth in the use of technology does not continue, demand for Hewitt’s services may decrease. Use of new technology for commerce generally requires understanding and acceptance of a new way of conducting business and exchanging information. Companies that have already invested substantial resources in traditional means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new approach that would not utilize their existing personnel and infrastructure.

The effort to gain technological expertise and develop new technologies in Hewitt’s business requires it to incur significant expenses. If Hewitt cannot offer new technologies as quickly as its competitors, Hewitt could lose market share. Hewitt also could lose market share if its competitors develop more cost-effective technologies than it offers or develops.

If Hewitt’s clients or third parties are not satisfied with its services, Hewitt may face damage to its professional reputation or legal liability.

Hewitt depends to a large extent on its relationships with its clients and its reputation for high-quality outsourcing and consulting services. As a result, if a client is not satisfied with Hewitt’s services or products, it may be more damaging in Hewitt’s business than in other businesses. Moreover, if Hewitt fails to meet its contractual obligations, Hewitt could be subject to legal liability or loss of client relationships.

Professional service providers, including those in the human resources outsourcing and consulting industry, are increasingly subject to legal liability claims. Clients and third parties who are dissatisfied with Hewitt’s services or who claim to suffer damages caused by Hewitt’s services have brought and may bring lawsuits against Hewitt. Defending lawsuits arising out of any of Hewitt’s services could require substantial amounts of management attention, which could adversely affect Hewitt’s financial performance. In addition to client liability, governmental authorities may impose penalties in respect of Hewitt’s errors or omissions and may preclude Hewitt from doing business in relevant jurisdictions. In addition to the risks of liability exposure and increased costs of defense and insurance premiums, claims arising from Hewitt’s professional services may produce publicity that could hurt Hewitt’s reputation and business.

The nature of Hewitt’s work, especially its actuarial services, involves assumptions and estimates concerning future events, the actual outcome of which Hewitt cannot know with certainty in advance. In addition, Hewitt could make computational, software programming or data management errors. Further, a client may claim it suffered losses due to reliance on Hewitt’s consulting advice. Hewitt’s exposure to liability on a particular engagement may be greater than the profit opportunity of the engagement. For example, possible claims might include:

•	a client’s assertion that actuarial assumptions used in a pension plan were unreasonable, contributing to plan under-funding;

•	a claim arising out of the use of inaccurate data, late or incorrect payments or programming or processing errors; or

•	a claim that an employee benefit plan was poorly designed, leading to incorrect payments to beneficiaries or noncompliance with applicable law.

Hewitt depends on its employees; the loss of key employees could damage or result in the loss of client relationships and adversely affect its business.

Hewitt’s success and ability to grow are dependent, in part, on its ability to hire and retain large numbers of talented people. Hewitt competes against many companies to attract its employees. The inability to attract qualified employees in sufficient numbers to meet demand or the loss of a significant number of Hewitt’s employees could have a serious negative effect on Hewitt, including its ability to obtain and successfully complete important client engagements and thus maintain or increase its revenues.

Hewitt’s success largely depends upon the business generation capabilities and project execution skills of its employees. In particular, Hewitt’s employees’ personal relationships with Hewitt’s clients are an important element of obtaining and maintaining client engagements. Losing employees who manage substantial client relationships or possess substantial experience or expertise could adversely affect Hewitt’s ability to secure and complete engagements, which would adversely affect its results of operations.

In addition, if any of Hewitt’s key employees were to join an existing competitor or form a competing company, some of Hewitt’s clients could choose to use the services of that competitor instead of Hewitt’s services. Clients or other companies seeking to develop in-house services similar to Hewitt’s also could hire Hewitt’s key employees. Such hiring would not only result in losses of key Hewitt employees but also could result in the loss of a client relationship or new business opportunity.

In connection with Hewitt’s initial public offering and its transition to a corporate structure, to attract, retain and motivate employees Hewitt granted employees, other than FORE Holdings LLC’s (formerly Hewitt Holdings, LLC) owners, shares of restricted stock or stock options. Since Hewitt’s initial public offering, it has also made, and anticipates making in the future, other equity-based awards to its employees. The incentives provided by these awards may not be effective.

In addition, the holders of Hewitt Class B common stock issued to FORE Holdings LLC’s owners in connection with Hewitt’s transition to a corporate structure and the holders of Hewitt Class B and Class C common stock issued to the former partners of Bacon & Woodrow in connection with Hewitt’s acquisition of Bacon & Woodrow will not be entitled to the full market value of those shares until four years after Hewitt’s initial public offering, which occurred in June 2002. In addition, these individuals are subject to restrictions limiting the number of shares of Class B and Class C common stock they may sell through the later of six months after the completion of the next secondary offering of shares of Hewitt common stock by holders of Class B and Class C common stock or June 2005. As these persons are entitled to receive a greater number of shares at market value over this four year period and transfer restrictions affecting their ability to sell their shares lapse, Hewitt may not be successful at retaining the persons holding these shares, who are important to Hewitt’s success.

Hewitt’s global operations and expansion strategy pose complex management, foreign currency, legal, tax and economic risks, which it may not adequately address.

As of June 30, 2004, Hewitt had offices in 38 countries and territories, including five through minority interests and joint ventures. In fiscal 2003, approximately 83% of Hewitt’s revenues were attributable to activities in the United States and approximately 17% of its revenues were attributable to its activities in Europe, Canada, the Asia-Pacific region and Latin America. The continued penetration of markets beyond the United States is expected to be an important component of the combined company’s growth strategy. A number of risks may inhibit Hewitt’s international operations and global sourcing efforts, preventing it from realizing its global expansion objectives, including:

•	insufficient demand for Hewitt’s services in foreign jurisdictions, which may be due to applicable laws and regulations or benefit practices in such jurisdictions;

•	ability to execute effective and efficient cross-border sourcing of services on behalf of Hewitt’s clients;

•	the burdens of complying with a wide variety of foreign laws and regulations;

•	multiple and possibly overlapping and conflicting tax laws;

•	restrictions on the movement of cash;

•	political instability and international terrorism;

•	currency fluctuations;

•	longer payment cycles;

•	restrictions on the import and export of technologies;

•	price controls or restrictions on exchange of foreign currencies; and

•	trade barriers.

The demand for human resources business process outsourcing services may not grow at rates we anticipate.

Hewitt is making a significant investment and devoting significant attention to its human resources business process outsourcing services offering. Hewitt’s strategy for growth is in part based on its expectations that this market will experience significant growth. Hewitt’s human resources business process outsourcing services offering may not be well received by its clients, or the demand for human resources business process outsourcing may not grow as rapidly as Hewitt anticipates, which could have an adverse impact on its revenues and profit margins.

If Hewitt fails to establish and maintain alliances for developing, marketing and delivering its services, its ability to increase its revenues and profitability may suffer.

Hewitt’s growth depends, in part, on its ability to develop and maintain alliances with businesses such as brokerage firms, financial services companies, health care organizations, insurance companies, business process outsourcing organizations and other companies in order to develop, market and deliver its services. If Hewitt’s strategic alliances are discontinued or it has difficulty developing new alliances, Hewitt’s ability to increase or maintain its client base may be substantially diminished.

Hewitt has only a limited ability to protect the intellectual property rights that are important to its success, and Hewitt faces the risk that its services or products may infringe upon the intellectual property rights of others.

Hewitt’s future success depends, in part, upon its ability to protect its proprietary methodologies and other intellectual property. Existing laws of some countries in which Hewitt provides or intends to provide services or products may offer only limited protection of Hewitt’s intellectual property rights. Hewitt relies upon a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements and copyright and trademark laws to protect its intellectual property rights. The steps Hewitt takes in this regard may not be adequate to prevent or deter infringement or other misappropriation of its intellectual property, and Hewitt may not be able to detect unauthorized use or take appropriate and timely steps to enforce its intellectual property rights. Protecting Hewitt’s intellectual property rights may also consume significant management time and resources.

Hewitt cannot be sure that its services and products, or the products of others that Hewitt offers to its clients, do not infringe on the intellectual property rights of third parties, and Hewitt may have infringement claims asserted against it or against its clients. These claims may harm Hewitt’s reputation, result in financial liabilities and prevent it from offering some services or products. Hewitt has generally agreed in its outsourcing contracts to indemnify its clients for any expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues Hewitt receives from the client. Any claims or litigation in this area, whether Hewitt ultimately wins or loses, could be time-consuming and costly, injure Hewitt’s reputation or require it to enter into royalty or licensing arrangements. Hewitt may not be able to enter into these royalty or licensing arrangements on acceptable terms. Any limitation on Hewitt’s ability to provide a service or product could cause it to lose revenue-generating opportunities and require Hewitt to incur additional expenses to develop new or modified solutions for future projects.

Hewitt relies on its computing and communications infrastructure and the integrity of these systems, and its revenue growth depends, in part, on its ability to use the Internet as a means of delivering human resources services.

The Internet is a key mechanism for delivering Hewitt’s services to its clients efficiently and cost effectively. Hewitt’s clients may not be receptive to human resources services delivered over the Internet due to concerns regarding transaction security, user privacy, the reliability and quality of Internet service and other reasons. Hewitt’s clients’ concerns may be heightened by the fact Hewitt uses the Internet to transmit extremely confidential information about its clients and their employees, such as compensation, medical information and other personally identifiable information. In addition, the Internet has experienced, and is expected to continue to experience, significant growth in the number of users and volume of traffic. As a result, its performance and reliability may decline. In order to maintain the level of security, service and reliability that Hewitt’s clients require, Hewitt may be required to make significant investments in its on-line means of delivering human resources services. In addition, websites and proprietary on-line services have experienced service interruptions and other delays occurring throughout their infrastructure. If these outages or delays occur frequently in the future, Internet usage as a medium of exchange of information could grow more slowly or decline and the Internet might not adequately support Hewitt’s web-based tools. The adoption of additional laws or regulations with respect to the Internet may impede the efficiency of the Internet as a medium of exchange of information and decrease the demand for Hewitt’s services. If Hewitt cannot use the Internet effectively to deliver its services, its revenue growth and results of operation may be impaired.

In addition, Hewitt may lose client data as a result of major catastrophes and other similar problems which may materially adversely interrupt its operations. Hewitt currently conducts substantially all of its processing at its headquarters in Lincolnshire, Illinois with dual data centers that serve as back-up located in separate locations in Lincolnshire. In the event of a disaster, Hewitt has developed business continuity plans. Hewitt’s disaster recovery procedures, however, may not be sufficient, and the data recovered may not be sufficient for the administration of its clients’ human resources programs and processes.

Hewitt relies on third parties to provide services and their failure to perform the service could do harm to Hewitt’s business.

As part of providing services to clients, Hewitt relies on a number of third-party service providers. These providers include, but are not limited to, plan trustees and payroll service providers responsible for transferring funds to employees or on behalf of employees, and providers of data and information, such as software vendors, health plan providers, investment managers and investment advisers, that Hewitt works with to provide information to clients’ employees. Failure of third party service providers to perform in a timely manner could result in contractual or regulatory penalties, liability claims from clients and/or employees, damage to Hewitt’s reputation and harm to its business.

Risks That Relate to Hewitt’s Financial Results

Hewitt’s profitability will suffer if it is not able to maintain its prices and control its costs, including staffing costs.

Hewitt’s profit margin, and therefore its profitability, is largely a function of the rates it is able to charge for its services and the staffing costs for its personnel. Accordingly, if Hewitt is not able to maintain the rates it charges for its services or appropriate staffing costs of its personnel, Hewitt will not be able to sustain its profit margin and its profitability will suffer. The prices Hewitt is able to charge for its services are affected by a number of factors, including competitive factors, clients’ perception of Hewitt’s ability to add value through its services and general economic conditions.

Hewitt’s profitability is also a function of its ability to control its costs and improve its efficiency. As Hewitt increases the number of its professionals and executes its strategy for growth, Hewitt may not be able to manage a significantly larger and more diverse workforce, control its costs or improve its efficiency.

Hewitt’s quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in volatility of its stock price.

Hewitt’s quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter. This may lead to volatility in Hewitt’s stock price. The factors that are likely to cause these variations are:

•	the rate at which Hewitt obtains new outsourcing engagements since its outsourcing engagements often require substantial implementation costs that are recovered over the term of the engagements;

•	seasonality of certain services, including annual benefit enrollment processes;

•	timing of consulting projects and their termination;

•	the introduction of new products or services by Hewitt or Hewitt’s competitors;

•	pricing pressure on new client services and renewals;

•	the timing, success and costs of sales, marketing and product development programs;

•	the success of strategic acquisitions, alliances or investments;

•	changes in estimates, accruals and payments of variable compensation to Hewitt’s employees; and

•	general economic factors.

A substantial majority of Hewitt’s operating expenses, particularly personnel and related costs, depreciation and rent, are relatively fixed in advance of any particular quarter. As a result, Hewitt may not be able to timely cut costs in response to any decrease in revenue. For example, any decision by a client to delay or cancel Hewitt’s services, or Hewitt’s under-utilization of personnel, may cause significant variations in operating results and could result in additional losses for the applicable quarters.

In addition, Hewitt’s operating results in future periods may be below the expectations of securities analysts and investors. In that event, the market price of Hewitt’s Class A common stock would likely be materially adversely affected.

The historical combined and consolidated financial information incorporated by reference into this joint proxy statement/prospectus may not reflect Hewitt’s costs of operations.

The historical financial information incorporated by reference into this joint proxy statement/prospectus related to the period prior to Hewitt’s transition to a corporate structure and Hewitt’s initial public offering do not reflect the added costs Hewitt incurs as a public company, or the changes that occurred in its capital structure and operations. Because Hewitt operated through a limited liability company prior to its transition to a corporate structure, Hewitt Holdings’ owners were compensated through distributions of income rather than through salaries, benefits and performance-based bonuses, and Hewitt did not incur corporate income tax. In preparing Hewitt’s pro forma combined and consolidated financial information, Hewitt deducted and charged to earnings estimated income taxes based on an estimated tax rate, and estimated salaries, payroll taxes and benefits for FORE Holdings’ owners who became Hewitt employees upon Hewitt’s transition to a corporate structure. The estimates Hewitt used in its pro forma combined and consolidated financial information may not reflect Hewitt’s actual experience as a public corporation.

Risks That Relate to Your Ownership of Hewitt’s Class A Common Stock

The market price of the shares of Hewitt Class A common stock may be affected by factors different from those affecting the shares of Exult common stock.

If the merger is completed, holders of Exult common stock will become holders of Hewitt Class A common stock. An investment in Hewitt Class A common stock has some of the same risks or similar kinds of risks as an investment in Exult common stock, but also some additional and different risks than an investment in Exult common stock. For a discussion of the business of Exult and the risks associated with it, including ownership of its common stock, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” on page 115.

Hewitt will continue to be controlled by its initial stockholders, many of whom are Hewitt employees, and their interests may differ from those of Hewitt’s other stockholders.

As of August 17, 2004, Hewitt’s initial stockholders and their assignees, directly or through FORE Holdings owned 66,846,223 shares of Class B and Class C common stock, representing approximately 68.1% of the voting interest in Hewitt. After the merger, Hewitt’s initial stockholders and their assignees, directly or through FORE Holdings, will own shares of Class B and Class C common stock representing approximately 55.6% of the voting interest in the combined company. Pursuant to the terms of Hewitt’s amended and restated certificate of incorporation, the Class B and Class C common stock will be voted together in accordance with a majority of the votes cast by the holders of such stock, voting together as a group. As long as the Class B and Class C common stock represent a majority of the common stock outstanding, the holders of a majority of such shares can control Hewitt although such holders may own less than a majority of Hewitt’s total outstanding stock. As long as Hewitt’s initial stockholders continue to own or control a significant block of shares, Hewitt’s initial stockholders will control Hewitt. This will enable Hewitt’s initial stockholders, without the consent of the public stockholders, to:

•	elect the board of directors;

•	control Hewitt management and policies; and

•	determine the outcome of most corporate transactions or other matters submitted to all the stockholders for approval, including mergers, consolidations or the sale of substantially all of Hewitt’s assets.

In addition, most of Hewitt’s initial stockholders are Hewitt employees and they may act in their own interest as employees, which may conflict with or not be the same as the interests of stockholders who are not employees.

Hewitt’s stock price may decline due to the large number of shares of common stock eligible for future sale.

Sales of substantial amounts of Hewitt’s Class A, Class B or Class C common stock, or the potential for sales, may adversely affect the price of Hewitt’s Class A common stock and impede Hewitt’s ability to raise capital through the issuance of equity securities in the future. As of August 17, 2004, Hewitt had 31,313,913 shares of Class A common stock outstanding, 62,359,201 shares of Class B common stock outstanding and 4,487,022 shares of Class C common stock outstanding. In addition, there were 11,298,533 shares underlying options and 117,739 unvested restricted stock units outstanding under Hewitt’s global stock plan, and 8,598,001 additional shares reserved for issuance under Hewitt’s global stock plan as of such date.

Hewitt’s initial stockholders, former partners of Bacon & Woodrow and their respective assignees own all of the shares of Hewitt Class B and Class C common stock. Shares of Class B and Class C common stock automatically convert into shares of Class A common stock on a one-for-one basis when they are no longer held by Hewitt initial stockholders, Bacon & Woodrow partners or their related party assignees. These shares are “restricted” securities within the meaning of Rule 144 under the Securities Act. On January 28, 2004, the Hewitt board of directors authorized sales by holders of Class B and Class C common stock of up to 1,000,000 shares per quarter, in the aggregate, under Rule 144. In March 2004 and August 2004, Class B and Class C holders sold an aggregate of 854,243 and 254,000 Class A common shares, respectively, under Rule 144. The stockholders’ agreement among the FORE Holdings’ owners contains certain restrictions on sales of shares of Class B common stock by FORE Holdings’ owners. Shares of Class B and Class C common stock held by the former Bacon & Woodrow partners are subject to similar stock sale restrictions pursuant to a transfer restriction agreement. Once these shares become freely transferable, Hewitt’s initial stockholders may sell all or a portion of their shares of Class B and Class C common stock in their sole discretion. In addition, following the consummation of a change of control, the transfer restrictions set forth in the stockholders’ agreement and the Bacon & Woodrow transfer restriction agreement will terminate.

Pursuant to a registration rights agreement entered into in June 2002, FORE Holdings has the right, on behalf of its owners, to request that Hewitt register for underwritten public sale, on each of three occasions, up to 12% of the shares held by its owners, the former partners of Bacon & Woodrow and Hewitt’s key employees. This right is subject to the determination by Hewitt’s independent directors that such a sale is not contrary to the best interests of Hewitt. The independent directors may consider several factors in making such a determination, including share price performance after the date of the offering, equity market conditions and Hewitt’s operating results. The first right was exercised in relation to a public offering in August 2003. On April 16, 2004, Hewitt announced that it filed a shelf registration statement to register for resale the shares of Class A common stock issuable upon conversion of the Class B and Class C shares pursuant to the next registration request under the registration rights agreement. Hewitt postponed the commencement of this secondary offering until after the completion of the merger and may from time to time engage in other organized sales or registered resales and otherwise release certain Class B and Class C shares from sales restrictions. Additionally, from time to time, subject to applicable securities law restrictions, Hewitt has provided and expects to continue to provide Class B and Class C stockholders the opportunity to participate in coordinated sales of Hewitt common stock in non-registered offerings, including sales under Rule 144 under the Securities Act.

Hewitt may need additional capital in the future, which may not be available. Your ownership of Hewitt stock may be diluted if Hewitt raises additional capital.

Hewitt may need to raise additional funds through public or private debt or equity financings in order to meet various objectives, such as:

•	taking advantage of growth opportunities, including more rapid expansion;

•	acquiring complementary businesses or technologies;

•	developing new services and products; or

•	responding to competitive pressures.

Any additional capital raised through the sale of equity may dilute a stockholder’s ownership percentage. Furthermore, Hewitt may be unable to obtain additional debt or equity financing on favorable terms, or at all.

There are significant limitations on the ability of any person or company to buy Hewitt without the approval of the Hewitt board of directors, which may decrease the price of Hewitt Class A common stock.

Hewitt’s amended and restated certificate of incorporation and by-laws contain provisions that may make the acquisition of Hewitt more difficult without the approval of the Hewitt board of directors, including the following:

•	the board of directors is classified into three classes, each of which will serve for a staggered three-year term;

•	all the shares of Class B and Class C common stock will be voted together in accordance with a majority of the votes cast by the holders of Class B and Class C common stock, voting together as a group;

•	a director may be removed by Hewitt stockholders only for cause and then only by the affirmative vote of two-thirds of the outstanding voting power of stock entitled to vote generally in the election of directors;

•	only the board of directors or the chairman of the board may call special meetings of Hewitt stockholders;

•	Hewitt stockholders may take action only at a meeting of the stockholders and not by written consent;

•	Hewitt stockholders must comply with advance notice procedures in order to nominate candidates for election to the board of directors or to place stockholders’ proposals on the agenda for consideration at meetings of the stockholders;

•	the board of directors may consider the impact of any proposed change of control transaction on constituencies other than the stockholders in determining what is in the best interest of Hewitt;

•	business combinations involving one or more persons that own or intend to own at least 15% of the voting stock must be approved by the affirmative vote of holders of at least 75% of the voting stock, unless the consideration paid in the business combination is generally the highest price paid by these persons to acquire the voting stock or a majority of the directors unaffiliated with these persons who were directors prior to the time these persons acquired their shares approve the transaction; and

•	the stockholders may amend or repeal the provisions of the certificate of incorporation and the by-laws regarding change of control transactions and business combinations only by a vote of holders of two-thirds of the outstanding common stock at that time.

For more information about these provisions, please see “Description of Hewitt Capital Stock” on page 90.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that Hewitt stockholders might consider to be in their best interest.

Hewitt is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits certain “business combinations” between a Delaware corporation and an “interested stockholder” (generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock) for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that Hewitt stockholders might consider to be in their best interest.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements that are based on current expectations, estimates and projections. Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “opportunity,” “plans,” “potential,” “project,” “should,” “seeks,” “targets” and “will,” and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These risks and uncertainties include, among others, statements about the expected results of operations and benefits of the merger, including the financial and operating results, Hewitt’s plans, objectives, expectations and interests and other statements that are not historical facts, as well as those statements described in “Risk Factors” and elsewhere in this joint proxy statement/prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

THE HEWITT SPECIAL MEETING

This section contains information from Hewitt for Hewitt stockholders about the special meeting of Hewitt stockholders that has been called to consider and approve the merger agreement and the issuance of shares of Class A common stock in the merger.

Together with this joint proxy statement/prospectus, Hewitt is also sending you a notice of the Hewitt special meeting, and, if you are a Class A stockholder, a form of proxy card being solicited from Hewitt Class A stockholders, or, if you are either a Class B or Class C stockholder, a form of preliminary voting card being solicited from Hewitt Class B and Class C stockholders. The Hewitt special meeting will be held at the University of Chicago Gleacher Center, 450 North Cityfront Plaza Drive, Chicago, Illinois 60611, on Thursday, September 30, 2004 at 3:00 p.m., central daylight time. The preliminary vote will take place on September 29, 2004.

Voting Rights and Vote Required

The presence, in person or by proxy, of the holders of a majority of the Hewitt common stock is necessary to constitute a quorum at the Hewitt special meeting. You are entitled to one vote for each share of Hewitt common stock you held as of the record date. Under Hewitt’s amended and restated certificate of incorporation, each holder of Class B and Class C common stock will vote on the proposals in a preliminary vote and appoint Hewitt’s stockholders’ committee as its proxy to vote its shares at the special meeting. At the special meeting, voting together with the Class A stockholders as a single class, the stockholders’ committee will vote all of the outstanding shares of Class B and Class C common stock entitled to vote in accordance with the majority of the votes cast in the preliminary vote. Abstentions and broker non-votes will be counted solely for the purpose of determining whether a quorum is present at the Hewitt stockholders’ meeting. When we refer to broker non-votes, we are referring to unvoted proxies submitted by brokers, who are not able to vote on a proposal absent instructions from the applicable beneficial owner.

Approval of the merger agreement and the issuance of Hewitt common stock in the merger requires the affirmative vote of a majority of the votes cast on the proposal at the special meeting. Outstanding Class B and Class C common stock represent 68.1% of the total outstanding shares of Hewitt. Certain officers and directors of Hewitt agreed, in their capacity as Hewitt stockholders, to vote all of their shares of Class B and Class C common stock in the preliminary vote in favor of the merger agreement and the issuance of Class A common stock in the merger. The shares held by these officers and directors represent a total of 2.0% of all of Hewitt’s common stock entitled to vote at the special meeting, or 3.0% of the Class B and Class C common stock entitled to vote in the preliminary vote.

The Hewitt board of directors urges Hewitt stockholders to complete, date and sign the accompanying proxy card, if you are a holder of Class A common stock, or the accompanying preliminary vote card, if you are a holder of Class B or Class C common stock, and return it promptly in the enclosed postage-paid envelope if voting by mail. If you are voting by telephone, please call the toll-free number listed in the proxy card or preliminary vote card, as the case may be, and follow the instructions. If you are voting through the Internet, please access the Internet site listed in the proxy card or preliminary voting card, as the case may be, and follow the instructions.

As of the record date, Hewitt directors and executive officers had the right to vote 3,052,544 shares of Hewitt common stock, or approximately 3.1% of the outstanding Hewitt common stock entitled to be voted at the Hewitt special meeting and approximately 4.6% of the Class B and Class C common stock entitled to be voted in the preliminary vote.

Matters to Be Considered

The purpose of the Hewitt special meeting is to vote upon a proposal to approve the merger agreement and the issuance of shares of Class A common stock in the merger.

You also will be asked to vote on a proposal to approve the adjournment of the Hewitt special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the proposals.

Proxies

Each copy of this joint proxy statement/prospectus is accompanied by a form of proxy card and preliminary vote card with instructions for voting by mail, by telephone or through the Internet. If voting by mail, you should complete and return the proxy card or preliminary voting card accompanying this joint proxy statement/prospectus in order to ensure that your vote is counted at the Hewitt special meeting or in the preliminary vote, as the case may be, or at any adjournment or postponement of the Hewitt special meeting, regardless of whether you plan to attend the Hewitt special meeting. You may also vote your shares by telephone or through the Internet. Information and applicable deadlines for voting by telephone or through the Internet are set forth in the enclosed proxy card and preliminary voting card instructions.

You may revoke your signed proxy card, if you hold Class A common stock or your preliminary vote card, if you hold Class B or Class C common stock, at any time before it is voted by:

•	signing and returning a proxy card or preliminary vote card, as the case may be, with a later date;

•	delivering a written revocation letter to Hewitt’s Secretary; or

•	attending the Hewitt special meeting in person, notifying the Secretary, and voting by ballot at the Hewitt special meeting, if you hold Class A common stock.

If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote, or by signing and returning a proxy card or preliminary vote card, as the case may be, dated as of a date that is later than your last telephone or Internet vote.

Any Class A stockholder entitled to vote in person at the Hewitt special meeting may vote in person whether or not a proxy has been previously given, but the mere presence (without notifying the Secretary) of a stockholder at the Hewitt special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to:

Hewitt Associates, Inc.

100 Half Day Road

Lincolnshire, Illinois 60069

Attention: C. Lawrence Connolly, III

Secretary

If your shares are held in street name by a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

All shares represented by valid proxies that Hewitt receives through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card or preliminary voting card, as the case may be. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval of the merger agreement, the issuance of Class A common stock in the merger and approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger proposal.

According to the Hewitt amended and restated bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting pursuant to Hewitt’s advance notice procedures in its bylaws. Hewitt is not aware of any other matters to be presented at the special meeting other than as set forth in this joint proxy statement/prospectus. Accordingly, no matters other than the matters described in this joint proxy statement/prospectus will be presented for action at the Hewitt special meeting or at any adjournment or postponement of the Hewitt special meeting.

Hewitt stockholders should NOT send Hewitt stock certificates with their proxy cards. If the merger is completed, Hewitt stockholders will NOT need to exchange their current Hewitt stock certificates.

Solicitation of Proxies

Hewitt will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Hewitt will request that banks, brokers and other nominees send proxies and proxy material to the beneficial owners of Hewitt common stock and secure their voting instructions, if necessary. Hewitt will reimburse the banks, brokers and other nominees for their reasonable expenses in taking those actions. If necessary, Hewitt also may use several regular employees of Hewitt, who will not be specially compensated, to solicit proxies from Hewitt stockholders, either personally or by telephone, facsimile, letter or other electronic means.

Record Date

The Hewitt board of directors has fixed the close of business on August 17, 2004 as the record date for determining the Hewitt stockholders entitled to receive notice of and to vote at the Hewitt special meeting. At that time, 31,313,913 shares of Hewitt Class A common stock, 62,359,201 shares of Class B common stock and 4,487,022 shares of Class C common stock were outstanding.

Attending the Meeting

All Hewitt stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Hewitt special meeting. Class A stockholders of record can vote in person at the special meeting. Class B and Class C stockholders wishing to vote may not vote in person at the special meeting, and must vote in the preliminary vote. The preliminary vote will take place on the business day prior to the date of the special meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote shares of Class A common stock in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership, and you must bring a form of personal photo identification with you in order to be admitted. Hewitt reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Recommendation of the Hewitt Board of Directors

The Hewitt board of directors approved the merger agreement and the transactions it contemplates, including issuance of the Class A common stock in the merger. The Hewitt board of directors determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of Hewitt and its stockholders, and the board of directors recommends that you vote “FOR” approval of the merger agreement, the issuance of Class A common stock pursuant to the merger agreement and approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger proposal. See “The Merger—Hewitt’s Reasons for the Merger; Recommendation of the Merger by the Hewitt Board of Directors” on page 46 for a more detailed discussion of the Hewitt board of directors’ recommendation.

THE EXULT SPECIAL MEETING

This section contains information from Exult for Exult stockholders about the special meeting of Exult stockholders that has been called to consider and adopt the merger agreement.

Together with this joint proxy statement/prospectus, we are also sending you a notice of the Exult special meeting and a form of proxy that is being solicited by the Exult board of directors. The Exult special meeting will be held at University Research Park Center, 5251 California, Suite 105, Irvine, California 92612 on Thursday, September 30, 2004 at 1:00 p.m., Pacific daylight time.

Matters to Be Considered

The purpose of the Exult special meeting is to vote on a proposal for adoption of the merger agreement.

You also will be asked to vote upon a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Voting Rights and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Exult common stock is necessary to constitute a quorum at the Exult special meeting. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present. When we refer to broker non-votes, we are referring to unvoted proxies submitted by brokers, who are not able to vote on the merger agreement absent instructions from the applicable beneficial owner.

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Exult common stock entitled to vote at the Exult special meeting. You are entitled to one vote for each share of Exult common stock you held as of the record date. In connection with the merger agreement, certain of Exult’s officers and directors, in their capacity as stockholders of Exult, and the General Atlantic Partnerships, Exult’s largest stockholder, entered into agreements pursuant to which they agreed to vote their shares in favor of the merger, as long as the merger agreement has not been terminated. The shares covered by these stockholders agreements represent approximately 48.4% of the shares of the Exult common stock entitled to vote at the special meeting.

Because the affirmative vote of the holders of a majority of the outstanding shares of Exult common stock entitled to vote at the Exult special meeting is needed for Exult to proceed with the merger, the failure to vote by proxy or in person will have the same effect as a vote against the merger. Abstentions and broker non-votes also will have the same effect as a vote against the merger. Accordingly, the Exult board of directors urges Exult stockholders to complete, date, and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope. As of the record date directors and executive officers of Exult and their affiliates had the right to vote 54,795,917 shares of Exult common stock, or approximately 49.6% of the outstanding Exult common stock at that date.

Proxies

Each copy of this joint proxy statement/prospectus mailed to Exult stockholders is accompanied by a proxy card with instructions for voting by mail. You should complete and return the proxy card accompanying this joint proxy statement/prospectus to ensure that your vote is counted at the Exult special meeting, or at any adjournment or postponement of the Exult special meeting, regardless of whether you plan to attend the Exult special meeting.

You may revoke your signed proxy card at any time before it is voted by:

•	signing and returning a proxy card with a later date,

•	delivering a written revocation letter to Exult’s Secretary, or

•	attending the Exult special meeting in person, notifying the Secretary, and voting by ballot at the Exult special meeting.

Any stockholder entitled to vote in person at the Exult special meeting may vote in person whether or not a proxy has been previously given, but the mere presence (without notifying the Secretary) of a stockholder at the Exult special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Exult, Inc.

121 Innovation Drive, Suite 200

Irvine, California 92612

Attention: Brian W. Copple

Secretary

If your shares are held in street name by a broker, bank or other nominee, you should follow the instructions of your broker, bank or other nominee regarding the revocation of proxies.

All shares represented by valid proxies that Exult receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” adoption of the merger agreement and “FOR” adoption of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement. According to Exult’s amended and restated bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting by or at the direction of the board of directors or pursuant to Exult’s advance notice procedures set forth in Exult’s bylaws. Exult is not aware of any matters to be presented, other than those set forth in this joint proxy statement/prospectus.

Exult stockholders should NOT send Exult stock certificates with their proxy cards. If the merger is completed, Exult stockholders will be mailed a transmittal form with instructions on how to exchange their Exult stock certificates for Hewitt stock certificates and cash instead of fractional shares, if applicable.

Solicitation of Proxies

Exult will bear the entire cost of soliciting proxies from its stockholders. In addition to solicitation of proxies by mail, Exult will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Exult common stock and secure their voting instructions, if necessary. Exult will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Exult may use several of its regular employees, who will not be specially compensated, to solicit proxies from Exult stockholders, either personally or by telephone, facsimile, letter or other electronic means.

Record Date

The Exult board of directors has fixed the close of business on August 17, 2004 as the record date for determining the Exult stockholders entitled to receive notice of and vote at the Exult special meeting. On that date, 110,545,918 shares of Exult common stock were outstanding.

Attending the Meeting

All Exult stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Exult special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. Exult reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Recommendation of the Exult Board of Directors

The Exult board of directors has approved the merger agreement and the transactions the merger agreement contemplates. The Exult board of directors determined that the merger agreement and the transactions the merger agreement contemplates are advisable and in the best interests of Exult and its stockholders and recommends that you vote “FOR” adoption of the merger agreement and “FOR” adoption of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement. See “The Merger—Exult’s Reasons for the Merger; Recommendation of the Merger by the Exult Board of Directors” on page 48 for a more detailed discussion of the Exult board of directors’ recommendation.

INFORMATION ABOUT THE COMPANIES

Hewitt Associates, Inc.

100 Half Day Road

Lincolnshire, Illinois 60069

(847) 295-5000

Hewitt is a leading global provider of human resources outsourcing and consulting services. In fiscal 2003, Hewitt provided services to more than 2,600 clients. Of Hewitt’s $2.0 billion of net revenues in 2003, 63% was generated in its outsourcing business and 37% was generated in its consulting business. Hewitt’s outsourcing business is comprised of its three core benefits administration services: defined benefit, defined contribution and health and welfare, its payroll administration services, and its workforce management solution. Hewitt’s consulting business is comprised of three service areas: health management, retirement and financial management, and talent and organization consulting.

Hewitt has provided its outsourcing services primarily to companies with complex human resources programs and over 10,000 employees. As of September 30, 2003, Hewitt provided benefit outsourcing services to approximately 270 clients (typically through three-to five-year contracts) representing a total of approximately 410 benefit services. Through its outsourcing business, Hewitt applies its human resources expertise and employs its integrated technology systems to administer clients’ human resources programs: benefits, payroll and workforce management.

Through its consulting business, Hewitt provides a wide array of consulting and actuarial services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans, and broader human resources programs and processes.

The principal executive offices of Hewitt are located in the 100 Half Day Road, Lincolnshire, Illinois 60069, and its telephone number is (847) 295-5000. Additional information about Hewitt and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 115.

Exult, Inc.

121 Innovation Drive, Suite 200

Irvine, California 92612

(949) 856-8800

Exult provides comprehensive human resources outsourcing solutions and expertise in high volume business processes, including related finance and accounting and procurement offerings. Exult offers tailored solutions to a diverse client base by leveraging its customizable and scalable Multi-Process OutsourcingSM operational platform, which includes Multi-Client, Multi-Center, Multi-Channel, Multi-Shift and Multi-Shore capabilities. Exult uses Six Sigma standards to design, measure and deliver its processes to provide a high quality service experience to clients. Exult designs its services to help clients improve productivity, reduce costs, streamline operations, and provide responsive service to clients’ employees throughout the world.

The broad spectrum of process management services Exult provides is grouped into four major categories:

•	Pay & Reward: including payroll processing, and benefits and compensation administration;

•	Acquire & Staff: including recruiting and the management of flexible staffing;

•	Retain & Grow: including learning, training, relocation and expatriate services; and

•	Source & Account: including procurement and finance and accounting services.

The principal executive offices of Exult are located at 121 Innovation Drive, Suite 200, Irvine, California 92612, and its telephone number is (949) 856-8800. Additional information about Exult and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 115.

Eagle Merger Corp.

100 Half Day Road

Lincolnshire, Illinois 60069

(847) 295-5000

Eagle Merger Corp. is a newly formed and wholly owned subsidiary of Hewitt. If we complete the merger, Eagle Merger Corp. will be merged with and into Exult, with Exult becoming a wholly owned subsidiary of Hewitt. Eagle Merger Corp. was organized solely for use in the merger and has not conducted any business to date.

The principal executive offices of Eagle Merger Corp. are located at 100 Half Day Road, Lincolnshire, Illinois 60069, and its telephone number is (847) 295-5000.

THE MERGER

The following discussion contains material information pertaining to the merger. This discussion is subject, and qualified in its entirety by reference, to the merger agreement and financial advisor opinions attached as Annexes to this joint proxy statement/prospectus. The next sections of this joint proxy statement/prospectus, “The Merger Agreement” on pages 75 through 85 and “Stockholders Agreements Relating to the Merger” on pages 86 through 89 have additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to completion of the merger and the provisions for terminating or amending the merger agreement. We encourage you to read and review all of those documents as well as the discussion in this joint proxy statement/prospectus.

Background of the Merger

Hewitt is a leading global human resources outsourcing and consulting firm with reported annual sales of $2.0 billion for its fiscal year ending September 30, 2003. Exult is widely credited with pioneering the market for comprehensive, integrated human resources business process outsourcing services, referred to in the industry as HR BPO. When it signed its HR BPO contract with BP plc in late 1999, which is generally considered the first major contract for comprehensive, integrated outsourcing of HR processes, Exult had only a few million dollars of revenue and about 150 employees. Since then, Exult has reported approximately $480.0 million in revenue for the fiscal year ending December 31, 2003, and grown to approximately 2,600 employees on four continents. Exult now serves more than 600,000 personnel for its 15 outsourcing clients.

Large company acceptance of the HR BPO service offering has developed and demand has increased. Recently, large technology and process outsourcers and a few companies that built strong businesses and reputations providing payroll or benefits-related services have entered the HR BPO market, made substantial infrastructure investments and signed contracts with major businesses to provide HR BPO services. Some potential clients may view larger competitors as a safer alternative for long-term contracts, despite Exult’s market leadership and demonstrable record of service delivery success.

In this context, in late 2003 and early 2004, Exult’s management conducted a strategic assessment of Exult’s position and prospects, balancing Exult’s strengths in terms of service quality, innovation, flexibility and client references against the challenges presented by some competitors’ greater size and scale, the risk of loss of key personnel and clients and selected client desires for more tightly integrated service offerings, particularly in connecting payroll and benefits processes. Management concluded that in order to achieve Exult’s goals, Exult should either broaden its target market beyond the Global 500 and increase its scale and service offering through acquisitions, or else seek to combine with a larger company that would complement Exult’s strengths and help address competitive circumstances.

In January of 2004, Exult’s chief executive officer began working with Morgan Stanley to study the HR BPO landscape and Exult’s strategic prospects. On February 5, 2004, Exult received an unsolicited, non-binding expression of interest in an acquisition of Exult from a business services company referred to in this joint proxy statement/prospectus as “Company A.” Exult’s board of directors reviewed this expression of interest but determined not to pursue it at that time given, among other things, that Exult had just begun its strategic assessment process. On February 27, 2004, Exult formally retained Morgan Stanley to assist in the development and evaluation of strategic alternatives.

During late 2003 and early 2004, Bank of America, a major client of Exult, was reviewing its existing HR BPO contract in light of Bank of America’s then-pending acquisition of FleetBoston Financial. In response to a request for a proposal distributed by Bank of America in connection with the pending merger, Exult and Hewitt began collaborating in the formulation of a proposal to the bank for provision of HR BPO services. The collaboration between Exult and Hewitt in the Bank of America matter evolved into discussions between Exult’s chief executive officer and Hewitt’s line of business leader for human resources outsourcing, about a possible strategic combination of the two companies. In late February and early March 2004, representatives of Exult, including its chief executive officer and chief operating officer, met with members of Hewitt’s senior management to discuss potential strategic transactions involving the two companies, including a merger. Both parties agreed that there might be potential merits of combining the organizations. Exult’s chief executive officer discussed this prospect with Exult’s board of directors, which supported preliminary exploration of the possibility. A small team from Hewitt met with Exult’s core management team in early March of 2004 for an initial round of due diligence.

Hewitt’s management reviewed the subject of a possible merger or other strategic transaction involving Exult with Hewitt’s board of directors on March 6, 2004. After consideration, the Hewitt board of directors determined that there could be strategic benefits to Hewitt in a transaction with Exult. On March 7, 2004, Hewitt’s chief executive officer contacted Exult’s chief executive officer to indicate that Hewitt was interested in exploring a possible strategic combination of the two companies at essentially market prices.

On March 8, 2004, Exult’s chief executive officer discussed Hewitt’s chief executive officer’s overture with Exult’s board of directors and Morgan Stanley. The board of director’s consensus was that some acquisition premium in pricing seemed appropriate, that further discussions with Hewitt were warranted and that management and Morgan Stanley should develop a more complete view of Hewitt’s plans regarding acquisition terms. The board of directors also directed management to gauge the status of Company A’s previously expressed interest in acquiring Exult.

On March 9, 2004, Exult’s chief executive officer spoke with Hewitt’s line of business leader for human resources outsourcing to convey the views of Exult’s board of directors and discuss next steps in investigating the possibility of a transaction. On March 10, 2004, Hewitt’s chief executive officer informed Exult’s chief executive officer that Hewitt would be willing to pursue a strategic combination at a modest premium over market prices for Exult stock, subject to further review and analysis.

On March 12, 2004, Exult and Hewitt entered into a confidentiality agreement. During the remainder of March, Hewitt representatives, including its outside advisors, conducted additional due diligence.

On March 13, 2004, at the Exult board of director’s direction, Morgan Stanley inquired of Company A whether it had continued interest in acquiring Exult. Company A responded affirmatively, and, on March 17, 2004, Company A and Exult entered into a confidentiality agreement.

In addition to Hewitt and Company A, other companies had from time to time made informal overtures regarding the possible acquisition of or strategic combination with Exult. Exult’s board of directors directed Morgan Stanley to gauge the seriousness of these overtures and, from mid-March through early April, Morgan Stanley had discussions with several additional companies with HR BPO operations or a stated intention to participate in the HR BPO market. Two of these companies, referred to in this joint proxy statement/prospectus as “Company B” and “Company C,” advanced from these preliminary conversations to explore a potential combination with Exult.

On March 23, 2004, Company C contacted Exult’s chief executive officer to express interest in a potential acquisition of Exult. On March 24, 2004, Company C and Exult entered into a confidentiality agreement. On March 26, 2004, a group of senior executives from Company C attended a presentation conducted by Exult’s chief executive officer and other Exult executives. At the end of the session, Exult invited Company C to conduct due diligence on Exult.

Beginning the following week through mid-April 2004, Company C conducted due diligence on Exult. During substantially the same period, Company A conducted due diligence on Exult.

On March 31, 2004, on instructions from Exult management, Morgan Stanley invited Company B to participate in the process. After conducting high-level due diligence, on April 8, 2004, Company B submitted to

Morgan Stanley a preliminary non-binding indication of interest in a merger with Exult in the form of a stock-for-stock transaction at a premium of up to 20% over Exult’s then-current stock trading price.

During early April of 2004, Hewitt representatives met with senior financial managers of Exult to conduct further business and financial due diligence. On April 5, 2004, Morgan Stanley requested that Hewitt and other parties with which Exult had conducted preliminary discussions submit indications of interest by April 14, 2004. On April 7, 2004, Hewitt’s chief executive officer and line of business leader for human resources outsourcing met with Steven A. Denning and Mark F. Dzialga, two Exult directors affiliated with the General Atlantic Partnerships, to discuss the terms on which the General Atlantic Partnerships would support the transaction with Hewitt.

During the early April 2004 discussions, Exult informed Hewitt management that Bank of America intended to move a significant portion of its current HR BPO to another provider after Bank of America’s FleetBoston Financial merger was completed. Among other effects, this would result in a loss of about $90.0 to $95.0 million in revenue per year, potentially offset by expansion of activities under other portions of the contract. Exult publicly announced the changes to the Bank of America contract on April 12, 2004. Trading prices for Exult stock declined over 20% on the day of the announcement.

On April 15, 2004, representatives of Company A and of Exult discussed the current and future implications of the changes to Exult’s relationship with Bank of America. On April 13, 2004, Exult and Company B entered into a confidentiality agreement. On April 16, 2004, Exult’s chief executive officer and chief financial officer discussed with representatives of Company B various aspects of Exult’s business, financials and accounting.

Hewitt’s management reviewed developments relating to Exult with its board of directors on April 12, 2004. Due principally to the uncertainty associated with the Bank of America contract, on April 13, 2004, Hewitt informed Exult that it would not submit an indication of interest by the April 14 due date Morgan Stanley had originally established. However, Hewitt also indicated at that time that it continued to be interested in exploring a potential strategic combination. On April 20, 2004, Hewitt provided to Exult an outline of broad deal terms including the structure of a tax-free stock-for-stock merger. This indication of interest did not set forth a proposed price or price range. On the evening of April 20, 2004, an Exult representative contacted Hewitt’s line of business leader for human resources outsourcing, indicating that Exult’s board of directors had reacted in a generally positive manner to Hewitt’s informal indication of interest and encouraged Hewitt to continue to participate in the process.

On April 20, 2004, after factoring in the impact of the Bank of America contract and service changes, Company B submitted to Morgan Stanley a supplement to its April 8th indication of interest reducing its view of the value of Exult to current market capitalization rather than the approximate 20% premium to market previously expressed.

On April 21, 2004, representatives of Company C met with Exult executives to further discuss Company C’s interest and information needs and to further assess the impact of the changes resulting from the Bank of America contract.

After analyzing the impact on the strategic process of the changes to Exult’s relationship with Bank of America and in light of what Exult management believed to be the stock market’s overly negative reaction to the changes in Exult’s Bank of America contract, Exult’s management decided to postpone the due date for submission of written acquisition proposals. On April 23, 2004, Morgan Stanley sent letters to Company C, Company A and Hewitt requesting written acquisition proposals by May 3, 2004.

On April 26, 2004, representatives of Company C and Company A each had separate calls with Exult’s senior management to discuss Exult’s 2004 and 2005 outlook.

The possible transaction was reviewed in detail by Hewitt’s board of directors on April 28, 2004 and again on May 5, 2004. Representatives of Goldman Sachs, Hewitt’s financial advisor, were present at both meetings and Jones Day, Hewitt’s legal advisor, was present at the May 5th meeting.

On April 29, 2004, Company B contacted Morgan Stanley to indicate that it might be interested in pursuing a transaction at a 10% to 20% premium to Exult’s then-current market price.

On May 3, 2004, Company A informed Morgan Stanley that Company A had decided not to pursue an acquisition of Exult. On the same day, Company C submitted a preliminary indication of interest to acquire Exult in an all-cash transaction at a price range of $700.0 million to $750.0 million or approximately $6.05 to $6.46 per share.

On May 5, 2004, Hewitt proposed to Exult that the two companies merge in a transaction in which:

•	each Exult common share would be converted into 0.19 of a Hewitt common share;

•	Exult options would vest and be cashed out at the spread between deal value and strike price (with underwater options being cancelled);

•	two Exult directors would join the Hewitt board of directors;

•	a $25.0 million cash and stock retention pool would be put in place for general retention purposes and to mitigate the cash/out and cancellation of options; and

•	in addition to customary deal protections, the General Atlantic Partnerships and senior managers would enter into deal support agreements.

After carefully analyzing the proposals, on May 6, 2004, Exult’s board of directors instructed Morgan Stanley to communicate to Hewitt and Company C that Exult was not prepared to accept either proposal but encouraged both companies to submit revised ones.

On May 7, 2004, representatives of Goldman Sachs and Morgan Stanley discussed the Hewitt proposal. At that time, the Morgan Stanley representatives indicated that Exult sought to enhance the value proposition of the transaction. Hewitt’s chief executive officer spoke with Exult’s chief executive officer on May 9, 2004 indicating that Hewitt might be willing to increase its indicated exchange ratio to 0.2 Hewitt shares for each Exult share if Exult was willing to commit to working with Hewitt to negotiate a definitive agreement.

On May 10, 2004, Company C revised its indication of interest to a $7.00 to $7.25 cash per share range, subject to additional due diligence. Also, on May 10, 2004, Exult’s chief executive officer received a telephone call from a company referred to in this joint proxy statement/prospectus as “Company D,” indicating a potential interest in a combination with Exult.

For several days in early May 2004, representatives of Company B conducted additional due diligence on Exult by meeting with members of Exult’s management and reviewing documents.

On May 13, 2004, Exult’s legal counsel provided Company C with a proposed merger agreement and, during the following week, Company C conducted additional due diligence on Exult, including additional document reviews, discussions related to the changes to the Bank of America contract and management meetings.

At the request of the Exult board, Hewitt’s chief executive officer and line of business leader for human resources outsourcing met with Exult’s board of directors on May 14, 2004. They reviewed with the Exult board Hewitt’s strategic rationale for the proposed transaction and Hewitt’s vision and plans for the combined company, and provided an overview of Hewitt as a standalone entity. In various conversations over the next several days, representatives of Exult continued to encourage Hewitt to increase its indicated exchange ratio.

Representatives of Hewitt informed their counterparts that they might be able to increase the indicated exchange ratio somewhat, but did not believe that Hewitt would be prepared to substantially increase the transaction value.

On May 14, 2004, a representative of Company D met with Exult’s board of directors and senior management and Morgan Stanley to discuss its potential interest in a strategic combination with Exult. Based on its view of the uncertainty associated with a potential transaction with Company D, the advanced status of the Hewitt and Company C discussions and the board’s view, based on statements by the representative of Company D, that Company D’s valuation of Exult was not likely to be consummated at valuations in excess of other participants, the Exult board of directors decided not to actively pursue negotiations with Company D, although Exult remained willing to consider offers from any party.

On May 18, 2004, Company B indicated to Morgan Stanley that it had determined that it would not further pursue the possible acquisition of Exult. In addition, on May 19, 2004, Hewitt’s chief executive officer contacted Exult’s chief executive officer to inform him that Hewitt was not willing to enhance its proposal and that it was moving to pursue other corporate initiatives. Thereafter, representatives of Exult and Morgan Stanley had further discussions with representatives of Hewitt and Goldman Sachs to encourage Hewitt to continue to pursue discussions of a strategic transaction, but at a value higher than the 0.2-to-1 exchange ratio Hewitt had indicated it might be prepared to consider. However, Hewitt remained firm at its prior indication.

On June 1, 2004, the Exult board of directors met to compare the proposals received from Company C and Hewitt and to evaluate continued operations on a stand-alone basis. During the meeting, Company C called Exult’s chief executive officer and indicated its decision to withdraw its proposal and retire from the process. After evaluating the stand-alone alternative versus Hewitt’s proposal, Exult’s board of directors directed management to determine whether Hewitt remained interested in restarting discussions of a stock-for-stock merger at a 0.2-to-1 exchange ratio.

Following additional consideration and review, on June 2, 2004, Hewitt informed Exult that it would be willing to pursue the possible transaction at a 0.2-to-1 exchange ratio, on terms similar to those Hewitt had proposed on May 5, 2004. Representatives of the parties informally agreed to pursue the potential transaction.

Hewitt and Exult then conducted additional due diligence reviews, including a review of Hewitt by Exult, and negotiated definitive merger papers, as well as new senior management retention arrangements required by Hewitt as a condition of pursuing the merger. The documents were discussed on a substantially continuous basis over the period from June 2 through June 15. These discussions included negotiations with the General Atlantic Partnerships and their legal advisors regarding an agreement in which the General Atlantic Partnerships agreed to support the merger. In these discussions, Hewitt was assisted by Goldman Sachs and Jones Day; and Exult was assisted by Morgan Stanley and Gibson, Dunn & Crutcher LLP.

On June 9, 2004, Hewitt’s board of directors reviewed the possible transaction in detail. At that meeting, management reviewed the discussions to date, strategic rationale and the results of the ongoing due diligence process and reviewed the financial aspects of the transaction with management and Goldman Sachs. The Hewitt board of directors again reviewed the matter on June 14, 2004. At that meeting, management reviewed the strategic rationale for the merger and Jones Day reviewed the legal requirements applicable in the circumstances. Also at that meeting, representatives of Goldman Sachs presented a financial analysis with respect to the merger and delivered the oral opinion of Goldman Sachs, subsequently confirmed in writing on June 15, 2004, that, as of the date of such opinion and based upon and subject to the considerations, assumptions and limitations set forth in the opinion and based on such other matters as Goldman Sachs considered relevant, the exchange ratio was fair from a financial point of view to Hewitt. Please refer to “The Merger—Opinion of Goldman Sachs” on pages 60 to 67 for a discussion of Goldman Sachs’ fairness analysis. Thereafter, the Hewitt board of directors, by unanimous vote of those present, authorized Hewitt to enter into the merger and related agreements. At the same meeting, the Hewitt board of directors authorized a share repurchase program in the aggregate amount of up to $150.0 million. One member of the Hewitt board of directors, Michele M. Hunt, was unable to attend the June 14, 2004 meeting, but subsequently waived notice and consented to the holding of the special meeting and adopted and approved the resolutions of the board of directors at such meeting.

On June 13, 2004, the Exult board of directors met to discuss transaction terms and the status of the negotiations with Hewitt. Representatives of Morgan Stanley and Gibson, Dunn & Crutcher participated. A representative of Gibson, Dunn & Crutcher reviewed the material terms of the current draft merger agreement and the legal standards applicable to the directors in considering a strategic business combination.

On June 14, 2004, the Exult board of directors met with members of Exult’s senior management and representatives of Morgan Stanley and Gibson, Dunn & Crutcher to discuss the proposed terms of the business combination transaction. A representative of Gibson, Dunn & Crutcher again reviewed with the Exult board of directors the legal standards applicable to a decision to approve and adopt the merger agreement, and described the negotiations regarding, and resolution of, various issues related to the transaction. Morgan Stanley rendered its oral opinion (which was subsequently confirmed in writing) that, as of June 14, 2004, and based upon and subject to the assumptions, factors and limitations set forth in its opinion, the merger exchange ratio pursuant to the merger agreement was fair from a financial point of view to holders of shares of Exult common stock. Please refer to “The Merger—Opinion of Morgan Stanley” at pages 52 to 59 for a discussion of Morgan Stanley’s fairness analysis. After discussion, the Exult board of directors, by a unanimous vote of those present, approved the merger agreement and the merger, subject to satisfactory completion of final documents consistent with the terms described to and reviewed by the board. One member of the Exult board of directors, John R. Oltman, was unable to attend the June 14, 2004 meeting, but subsequently waived notice and consented to the holding of the special meeting and adopted and approved the resolutions of the board of directors at such meeting.

On June 15, 2004 Exult and Hewitt entered into the merger agreement. Prior to the opening of financial markets in New York on June 16, 2004, Exult and Hewitt issued a joint press release announcing the transaction.

Hewitt’s Reasons for the Merger; Recommendation of the Merger by the Hewitt Board of Directors

The Hewitt board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Hewitt and its stockholders and unanimously approved the merger agreement and the merger. The Hewitt board of directors recommends that Hewitt stockholders vote FOR approval of the merger agreement and the issuance of Hewitt stock in the merger.

In reaching its decision to approve the merger agreement and the merger, the Hewitt board of directors conducted an overall analysis of the factors described below, including thorough discussions with, and questioning of, Hewitt’s management and legal and financial advisors and considered these factors overall to be favorable to, and to support, its determination.

Management reviewed the strategic and financial considerations of the transaction on a number of occasions, and advised the Hewitt board of directors that the merger would:

•	establish Hewitt as a leader in the rapidly growing HR business process outsourcing industry;

•	result in substantial revenue growth and operating synergies;

•	increase scale in its human resources outsourcing segment and enhance Hewitt’s growth prospects;

•	provide Hewitt with the capability to offer to assume all or portions of a client’s existing technology infrastructure, thus reducing up-front costs often faced by clients considering outsourcing their human resources functions to Hewitt;

•	strengthen Hewitt’s HR business processing capabilities with added strength in core areas such as recruiting, staffing, accounts payable, relocation, global mobility and learning and development services;

•	leverage Hewitt’s and Exult’s current client relationships and business contacts, which should result in broader and deeper client relationships and greater opportunity for growth;

•	combine Exult’s capabilities with Hewitt’s consulting expertise, technology platforms, and proven ability to provide cost efficient services to a broad array of clients;

•	expand Hewitt’s global presence; and

•	increase Hewitt’s operational functionality and efficiency by employing the most effective and efficient processes of both companies.

Hewitt’s management and board of directors also analyzed the ability of Hewitt to satisfy its strategic objectives without a transaction such as the merger, but concluded that the timing, potential cost and execution risks made this a less appealing alternative than the merger.

As a result of the announcement of the proposed merger, Hewitt postponed its previously announced secondary offering for employee stockholders. As part of the Exult transaction, the General Atlantic Partnerships and Exult senior executives agreed to restrictions on the resale of Hewitt shares received in the merger as more fully described below in “Stockholders Agreements Relating to the Merger — The General Atlantic Stockholders Agreement — Transfer Restrictions” on page 86, including a prohibition on resales through June 27, 2006 other than under the Rule 144 dribble out limitations and as part of a secondary offering by holders of Class B and Class C common stock.

The Hewitt board of directors also considered a number of factors in addition to the foregoing in considering whether to approve the merger. The additional factors include:

•	historical information concerning Exult’s and Hewitt’s respective businesses, financial performance and condition, operations, management, competitive positions and stock performance, which comparisons generally informed the board’s determination as to the relative values of Exult, Hewitt and the combined company;

•	the expected $25.0 million in fiscal 2005 and $30.0 million in fiscal 2006 in annual operating synergies from three key areas: operating and service center, product strategy and development and IT infrastructure and selling, general and administrative costs (See “The Merger—Prospective Financial Data” on page 49);

•	the revenue growth expected to be generated by the merger (See “The Merger—Prospective Financial Data” on page 49);

•	the potential earnings per share dilution to Hewitt’s stockholders, which would increase if the forecast revenue growth and cost savings are not achieved (See “The Merger—Prospective Financial Data” on page 49);

•	the fact that Hewitt expects to incur one time integration and retention costs and additional amortization of intangible assets as a result of the merger (See “The Merger—Prospective Financial Data” on page 49);

•	the effect of the merger on the previously announced secondary offering by current and former employees of Hewitt;

•	the results of the due diligence reviews of Exult’s businesses and operations;

•	the oral opinion of Goldman Sachs, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in that opinion, the exchange ratio was fair from a financial point of view to Hewitt (the full text of the written opinion of Goldman Sachs, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex B);

•	the terms and conditions of the merger agreement and the related agreements, including the fact that the General Atlantic Partnerships and senior Exult executives had agreed to support the transaction (subject to limitations described in “Stockholders Agreements Relating to the Merger—The General Atlantic Stockholders Agreement” on page 86);

•	the fact that the exchange ratio represented a premium of 5% based on the average closing prices of Exult and Hewitt common stock during the one month prior to the announcement of the signing of the merger agreement and over the closing price of Exult common stock on the last trading day prior to that announcement;

•

the determination that an exchange ratio that is fixed and not subject to adjustment is appropriate to reflect the strategic purpose of the merger and consistent with market practice for mergers of this type and that a fixed exchange ratio fairly captures the respective ownership interests of the Exult and Hewitt stockholders based on fundamental valuation assessments and avoids fluctuations caused by near-term market volatility; and

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals without unacceptable conditions.

Hewitt’s board of directors also considered the potential risks of the merger, including:

•	risks attendant to Exult’s business model, including concentration of revenue, increasing competition and the retention of Exult clients and key personnel;

•	the challenges of combining the operations of two major service businesses and the increasing competition as more business process outsourcing firms enter the business;

•	the risk that anticipated revenue and operating synergies will not be achieved; and

•	the risk that Hewitt’s stockholders might not approve the transaction which would obligate Hewitt to pay Exult a termination fee under the terms of the merger agreement.

Hewitt’s management believes, and the Hewitt board of directors concluded, that the long-term strategic benefits of the merger substantially outweighed the shorter-term dilution expected to result from the transaction and the postponement of the secondary offering for the benefit of Class B and Class C stockholders.

The factors described above include the material factors considered by Hewitt’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Hewitt board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Hewitt board of directors may have given different weight to different factors.

Exult’s Reasons for the Merger; Recommendation of the Merger by the Exult Board of Directors

Exult’s board of directors has unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Exult and its stockholders and unanimously approved the merger agreement and the merger. The Exult board of directors recommends that Exult stockholders vote FOR adoption of the merger agreement.

In reaching its decision to approve the merger agreement and the merger, the Exult board of directors consulted with legal counsel regarding the board’s legal duties, the terms of the merger agreement and related issues; with its financial advisors regarding the financial aspects and the fairness of the transaction from a financial point of view; and with senior management of Exult regarding, among other things, the HR BPO industry, management’s plans, Exult’s prospects and operational matters. The determination by Exult’s board of directors relating to the merger agreement was the result of careful consideration of numerous factors, including without limitation the following:

•	information concerning the business, operations, financial condition, earnings and future strategy of each of Exult and Hewitt, both separately and on a combined basis, including their complementary businesses, the potential for increased scale and financial resources, the ability to offer clients more comprehensive and flexible solutions and the stability of a more diversified client base, and greater opportunity and security for employees;

•	information concerning recent market developments and current and expected trends in the HR BPO industry, including increased competition, technology investments, and the likely trend toward supplier consolidation;

•	the importance of capital resources and operating scale in Exult’s business;

•	the anticipated reaction of Exult’s existing clients and potential clients to the merger;

•	the risks to Exult and its stockholders of ongoing standalone operations, including vulnerability to adverse events and the uncertainty of reaching or sustaining target revenue growth and margins;

•	the opportunity for Exult stockholders to participate in a larger company with more diversified service offerings and broader customer base, and, as stockholders of Hewitt, to benefit from future growth of the combined company;

•	the prospects for future appreciation of shares of Exult versus the combined entity;

•	the presentation of the financial analyses and the opinion of Morgan Stanley, Exult’s financial advisor, that, as of the date of the opinion, the exchange ratio was fair from a financial point of view to Exult’s stockholders;

•	the provisions of the merger agreement which provide the board of directors with the ability, should Exult receive an unsolicited superior proposal, to furnish information to and conduct negotiations with a third party, and subject to certain requirements, including payment to Hewitt of a termination fee, enter into an agreement relating to such superior proposal;

•	the structure of the merger and the terms of the merger agreement, including the fact that the fixed exchange ratio provides certainty as to the number of shares of Hewitt common stock to be issued in the merger and the fact that the merger is intended to qualify as a tax-free “reorganization” for U.S. federal income tax purposes;

•	the likelihood of the merger being approved by the appropriate regulatory authorities; and

•	the efforts of Morgan Stanley and management to solicit proposals for acquiring Exult from other potential buyers, and the fact that no superior proposals resulted from that process.

Exult’s board of directors also considered and balanced against the potential benefits of the merger a number of countervailing factors, including without limitation the following:

•	the potential for growth and increased stockholder value if Exult were to remain independent;

•	the possibility that the expected benefits from the merger might not be fully realized, and the challenges of integrating the management teams, cultures and organizations of the two companies;

•	the possible disruption of Exult’s business that might result from the announcement of the merger;

•	the possibility that the merger may not be consummated and the potential adverse consequences resulting therefrom; and

•	the risk that the per share value of the merger consideration could decrease from the value immediately prior to the announcement of the merger because the exchange ratio will not be adjusted for changes in the market price of Hewitt common stock.

The factors described above include material factors considered by Exult’s board of directors. In view of its many considerations, the Exult board of directors considered these factors as a whole and did not quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Exult board of directors may have given different weights to different factors.

Analyses of Financial Advisors

Exult engaged Morgan Stanley to act as its financial advisor and Hewitt engaged Goldman Sachs to act as its financial advisor in connection with the merger based on their experience and expertise. Morgan Stanley and Goldman Sachs are internationally recognized investment banking firms that have substantial experience in transactions similar to the merger.

Prospective Financial Data

Exult does not routinely publish financial forecasts, although from time to time it does provide guidance as to expected ranges of revenues and earnings per share. Accordingly, in announcing its results of operations, for the first quarter of this year, Exult stated: “For calendar year 2004, inclusive of the full effects of the non-cash adjustments in the first quarter and for the anticipated acceleration of asset amortization in each of the remaining quarters of 2004, [Exult] anticipates revenue in a range of $515.0 to $530.0 million. The loss per share is anticipated to be in the range of $0.04 to $0.07 for the full year.” This guidance did not include effects of the proposed merger, but did reflect anticipated changes in its contractual relationship with Bank of America, a major Exult client.

In the discussions preceding the merger agreement, Exult furnished Hewitt additional prospective financial information for calendar years 2004 and 2005. These data reflected Exult’s internal planning forecasts for 2004 and 2005, which reflect Exult management’s internal forward looking estimates, revenues, operating profit (loss) and earnings (loss) per share (diluted) as follows in the table below.

	Calendar year ended December 31,
	2004	2005
	(in millions, except per share data)
Revenue	$541	$723
Operating profit (loss)	$(1)	$45
Earnings (loss) per share (diluted)	$(0.02)	$0.39

The principal Exult assumptions on which these data were based were:

•	Continued stand-alone operation. The data do not include effects of the proposed merger.

•	Economic trends and inflation: Future economic trends will be consistent with current economic forecasts, inflation rates will remain at or near the current price indices and there will be no material disruption caused by geopolitical or other external events.

•	Industry conditions: The pressure on margins in the business process outsourcing industry will stabilize by the end of 2004, as companies move to long-term sustainable margins, rather than negative or low margins to buy market share. The current hiatus in deal signing will end in the second half of 2004 and deal activity will accelerate.

•	Client base and revenue stream:

•	approximately half of the new business revenues in 2004 and 2005 will be for new clients that have consolidated HR operations in place that Exult can take over (such clients typically take less time to transition and generate revenue more rapidly, although at lower margins in the early stages of the contract);

•	existing client contracts remain in place on the same terms as were in effect on May 31, 2004;

•	current and anticipated due diligence processes result in significant new client contracts entered into in the fourth quarter of 2004 with revenue impacts beginning in 2005;

•	Exult’s previously announced acquisition of ReloAction is completed in the second calendar quarter of 2004, and a second acquisition is completed in the fourth quarter of 2004;

•	direct revenue, generally the higher margin portion of Exult’s business, increases to 59% of total revenue in 2004 and 64% in 2005; and

•	benefits offerings capabilities are acquired or developed by early 2005.

•	Operating costs:

•	continued margin improvement in existing client base resulting from decreased costs throughout the remainder of the contract periods and successful execution of cost reduction initiatives currently underway at Exult;

•	included in 2004 are approximately $40 million in write-offs of assets related to the early termination of certain services provided to Bank of America;

•	continued migration of certain services off-shore and leverage of Canadian call center with new business; and

•	consolidation of some United States service centers by the middle of 2006, including the impact of non-recurring restructuring expenses.

•	Overhead: Continuation of trend to leverage fixed overhead costs through increased scale

•	Other: No changes in:

•	the U.S. or international tax laws that would limit or preclude Exult from using the tax benefits of its net operating losses,

•	Exult’s accounting policies or procedures (including as to accounting for employee stock options and revenue recognition), and

•	the number of diluted Exult common shares (other than as a result of share issuances pursuant to its employee stock plans).

Exult’s internal planning forecasts were developed solely for internal management purposes, and were principally intended to motivate Exult’s management and employees to strive to achieve aggressive financial goals. The planning forecasts were not intended to represent the most likely financial results for Exult. To achieve the 2004 and 2005 projected goals would require that optimistic assumptions are realized.

Hewitt considered Exult’s internal planning forecasts in its analysis of the merger. However, in developing its estimate of the combined company’s results of operations, Hewitt applied further adjustments and estimates to the information Exult furnished to account for fiscal and calendar year differences, accounting methods, as well as to management’s judgment as to probability of achievement, competitive market conditions, changes in Exult’s potential revenues, cost structure, integration costs and other matters.

Hewitt regularly presents core earnings, a non-GAAP financial measure, to provide information on a basis that excludes, pre-tax charges for the amortization of its one-time, IPO-related grant of restricted stock to employees in the amount of $39.0 million for fiscal 2003, and an estimated amount of $18.0 to $20.0 million in each of fiscal 2004 and 2005 and $13.0 to $15.0 million in fiscal 2006. Core earnings per share include the shares issued in the one-time, IPO-related grant as if they had been outstanding from the beginning of fiscal 2002. Hewitt presents this information because it believes that it gives investors additional information explaining its results of operations unaffected by its pre-IPO ownership structure.

Hewitt announced on June 16, 2004, that it expected growth in its fiscal 2005 core earnings per share of approximately 15% over its previously indicated a range in the low $1.30’s per share in fiscal 2004, and 2004 revenue growth of about 10% to 11%. On July 29, 2004, Hewitt announced that it expects revenue growth of about 11% for fiscal 2004. In connection with the announcement of the merger, Hewitt provided the following guidance about expected results of operations of the combined company:

•	2005 revenue to increase by 35%, including more than 50% growth in its outsourcing business;

•	operating synergies of $25.0 million in fiscal 2005, reaching $30.0 million annually beginning in fiscal 2006;

•	amortization of intangible assets to initially be slightly more than $20.0 million annually and one-time integration and retention costs to be $20.0 million in fiscal 2005 and $10.0 million in fiscal 2006, with no meaningful impact thereafter;

•	dilution in reported earnings per share, which includes expenses related to the amortization of intangible assets and one-time integration and retention costs, which is expected to be approximately 15% in fiscal 2005 and 10% fiscal 2006; and

•	2% dilution of core earnings per share in fiscal 2005 and neutral in 2006, after excluding the amortization of intangible assets and one-time integration and retention costs.

The prospective financial data referred to above are included in this joint proxy statement/prospectus only because they were made available to Hewitt or were based on data made available to it. These data were developed by Exult’s or Hewitt’s management, as applicable, for internal planning purposes only based on their respective expectations for earnings growth using various assumptions for operating and market conditions, and in Exult’s case, without a discount for probability of achievement. None of these data, nor Hewitt’s assessment of future revenue growth and the impact of the merger on earnings per share were prepared with a view toward compliance with SEC published guidelines, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. GAAP. Neither Ernst & Young LLP, the independent registered public accounting firm of Hewitt, KPMG LLP, the independent registered public accounting firm of Exult, nor any other independent registered public accounting firm, have compiled, examined or performed any procedures with respect to the prospective financial data included in this joint proxy statement/prospectus, nor has Ernst & Young, KPMG, nor any other independent registered public accounting firm expressed any opinion or given any form of assurance on such data or its achievability.

The Ernst & Young and KPMG reports incorporated by reference in this joint proxy statement/prospectus relate only to Hewitt’s and Exult’s historical consolidated financial information, respectively. These reports do not extend to the unaudited prospective financial data and should not be read to do so.

The prospective financial data do not guarantee performance. Instead, these data consist of forward-looking statements that are subject to a number of risks, uncertainties and assumptions and should be read with caution. See “Cautionary Statement Regarding Forward-Looking Statements” on page 32 and “Risk Factors” on page 19. The prospective financial data are subjective in many respects and thus susceptible to interpretation and periodic revision based on actual experience and recent developments. While presented with numeric specificity, the data reflect numerous assumptions made by the management of Hewitt and Exult with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hewitt and Exult and all of which are difficult to predict. In addition, Exult’s prospective financial data do not take into account any of the transactions contemplated by the merger agreement. Accordingly, there can be no assurance that the assumptions made in preparing the prospective financial data or the data itself will prove accurate. You should not place undue reliance on the prospective financial data contained in this joint proxy statement/prospectus.

Opinion of Morgan Stanley

Exult retained Morgan Stanley to provide financial advisory services in connection with the merger with Hewitt. The Exult board of directors selected Morgan Stanley to act as Exult’s financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Exult. At the meeting of the Exult board of directors on June 14, 2004, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of June 14, 2004, and subject to and based on the considerations set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of shares of Exult common stock.

The full text of Morgan Stanley’s opinion, dated as of June 14, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley is attached as Annex C to this joint proxy statement-prospectus. We urge you to read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the board of directors of Exult, addresses only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to the holders of Exult common stock as of June 14, 2004, and does not address any other aspect of the merger or constitute a recommendation to any Exult stockholder as to how to vote at the special meeting. This summary is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Exult and Hewitt, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Exult prepared by the management of Exult;

•	reviewed certain financial forecasts prepared by the management of Exult;

•	discussed the past and current operations and financial condition and the prospects of Exult, including information relating to strategic, financial and operational benefits anticipated from the merger and the strategic rationale for the merger, with senior executives of Exult;

•	reviewed certain internal financial statements and other financial and operating data concerning Hewitt prepared by the management of Hewitt;

•	reviewed certain financial forecasts prepared by the management of Hewitt;

•	reviewed certain financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of Hewitt;

•	discussed the past and current operations and financial condition and the prospects of Hewitt, including information relating to strategic, financial and operational benefits anticipated from the merger and the strategic rationale for the merger, with senior executives of Hewitt;

•	reviewed the pro forma impact of the merger on Hewitt’s operating statistics, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for Exult common stock;

•	compared the financial performance of Exult and Hewitt and the prices and trading activity of Exult common stock and Hewitt Class A common stock with that of certain other publicly-traded companies comparable with Exult and Hewitt, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of Exult and Hewitt and their financial and legal advisors;

•	reviewed the merger agreement, and certain related documents; and

•	considered such other factors and performed such other analyses as Morgan Stanley has deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by Exult and Hewitt for the purposes of its opinion. With respect to the financial forecasts and the strategic rationale for the merger, including information relating to strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Exult and Hewitt. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement, including, among other things, that the merger will be treated as a tax-free “reorganization,” pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley assumed that in connection with the receipt of all the necessary regulatory and other approvals and consents for the proposed merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley did not make any assumptions with respect to the retention of Exult employees by Hewitt. Morgan Stanley also relied upon, without independent verification, the assessment by the management of Hewitt and Exult of Hewitt’s and Exult’s technologies and products, the timing and risks associated with the integration of Hewitt and Exult and the validity of, and risks associated with, Hewitt’s and Exult’s existing and future products and technologies. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Exult, nor was it furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of June 14, 2004.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Common Stock Performance

Morgan Stanley’s analysis of Exult’s common stock performance consisted of a historical analysis of closing prices and trading volumes over the period from June 9, 2003 to June 10, 2004. Morgan Stanley noted that the Exult common stock closed at a price of $5.94 per share on June 10, 2004.

Exchange Ratio Analysis

Morgan Stanley reviewed the ratios of the closing prices of Exult common stock divided by the corresponding closing prices of Hewitt common stock over various periods ending June 10, 2004. These ratios are referred to as average exchange ratios. Morgan Stanley examined these average exchange ratios and found them to be as follows:

Average Exchange Ratio (x)
Period Ending June 10, 2004
Last 10 Trading Days	0.197
Last 30 Trading Days	0.194
Last 60 Trading Days	0.193
Last 90 Trading Days	0.193
Last 180 Days	0.230
LTM	0.268
High	0.419
Low	0.153

Relative Contribution Analysis

Morgan Stanley performed a relative contribution analysis to determine how the equity contribution of Exult to the combined company, based on the various operating and financial measurement factors described below, compared to the percentage of the total equity of the combined company that Exult stockholders would receive as a result of the Exult / Hewitt merger. In performing this analysis, Morgan Stanley compared pro forma contribution of each of Hewitt and Exult, based on certain operating and financial information for Hewitt and Exult as reflected by publicly available equity research estimates, to the resultant combined company, assuming completion of the merger. Morgan Stanley adjusted these statistics to reflect each company’s respective capital structures and then compared them to the pro forma ownership by Hewitt stockholders of the common stock for the combined company of approximately 82.1% as implied by the exchange ratio. The measurement factors that Morgan Stanley considered included revenue and net income for each of 2003, 2004 and 2005.

The following table presents the results of that analysis:

			Relative Contribution		Implied Equity Ownership(1)
	Hewitt(2)	Exult(2)	Hewitt	Exult	Hewitt	Exult
FY2003A Revenue	$1,981.7	$461.7	81.1%	18.9%	79.7%	20.3%
FY2004E Revenue	$2,179.3	$510.6	81.0%	19.0%	79.6%	20.4%
FY2005E Revenue	$2,368.7	$590.6	80.0%	20.0%	78.7%	21.3%

FY2003A Net Income	$118.0	$8.6	93.2%	6.8%	91.6%	8.4%
FY2005E Net Income	$152.7	$22.9	86.9%	13.1%	85.4%	14.6%

(1)	Implied equity ownership calculations for revenue and net income are adjusted for Hewitt’s and Exult’s net cash of $18MM and $68MM, respectively; FY2004E Net Income is not included as a metric because Exult is projected to have no earnings in FY2004.
(2)	Based on publicly available equity research estimates.

Morgan Stanley noted that this analysis demonstrated that the percentage ownership that Exult stockholders would receive in the merger was above the range of Exult’s contribution to the combined company on a profitability basis and below the range of Exult’s contribution to the combined company on a revenue basis.

Comparable Companies Analysis

While noting that no comparable public company is exactly identical to Hewitt or Exult, Morgan Stanley compared selected financial information for Hewitt and Exult with publicly available information for comparable HR BPO companies that shared certain service offerings and similar customer bases with Hewitt and Exult. Based upon publicly available estimates of certain securities research analysts and using the closing prices as of June 10, 2004, Morgan Stanley calculated, for each of these companies, the stock trading price divided by the earnings per share estimates for calendar years 2004 and 2005 (the “price/earnings” multiple) and aggregate value divided by the revenue estimates for calendar years 2004 and 2005 (the “aggregate value/revenue” multiple). Aggregate value of a company is defined as the market value of equity less cash plus the value of any debt, capital lease and preferred stock obligations of the company. For companies whose earnings per share estimates from securities research analysts are negative or whose price/earnings multiples are disproportionately large, “N.M.” (not meaningful) is shown for their price/earnings multiple. The following table shows the results of these calculations:

	Aggregate Value / Revenue		Price / Earnings
Comparable Company	CY2004E X	CY2005E X	CY2004E X	CY2005E X
Exult	1.18	1.00	N.M.	20.8
Exult—Fully Taxed	1.18	1.00	N.M.	32.1
Accenture	1.59	1.47	21.0	18.8
Affiliated Computer Services	1.58	1.41	17.6	15.2
Automatic Data Processing	3.07	2.87	27.2	24.2
Cap Gemini Ernst & Young	0.60	0.57	38.9	24.6
Capita Group	2.03	1.81	28.5	23.6
Computer Sciences Corp.	0.64	0.59	14.1	12.7
Convergys	0.94	0.89	17.4	15.0
Electronic Data Systems	0.61	0.61	N.M.	26.0
Hewitt Associates	1.39	1.27	21.6	18.8
IBM	1.78	1.68	18.3	16.4
Perot Systems	0.89	0.82	20.2	17.5
Mean:	1.38	1.27	22.5	19.3
Median:	1.39	1.27	20.6	18.8

Morgan Stanley noted that a calendar year 2005 price/earnings multiple range between 17.0x and 23.0x implied an Exult common stock price per share between $3.55 and $4.69, on a fully taxed basis at a 35.0% tax rate, including the value of Exult’s net operating loss carryforwards. Morgan Stanley also noted that a calendar year 2005 price/earnings multiple range between 17.0x and 23.0x implied an Exult common stock price per share between $4.93 and $6.67, on an untaxed basis. Morgan Stanley compared these ranges to the purchase price per share of Exult common stock of $6.16 based on the closing prices of Hewitt common stock and Exult common stock on June 10, 2004 and the exchange ratio of 0.20 set forth in the merger agreement, which amount was above the price range implied by the 2005 price/earnings multiple range on a fully taxed basis and within the price range implied by the 2005 price/earnings multiple range on an untaxed basis.

No company included in the comparable company analysis is identical to Hewitt or Exult. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Hewitt or Exult, such as the impact of competition on the business of Hewitt or Exult and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Hewitt or Exult or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, or the high or low, is not in itself a meaningful method of using comparable company data.

Selected Precedent Transaction Analysis

Morgan Stanley reviewed and compared the proposed financial terms of the Exult/Hewitt merger to corresponding publicly available financial terms of selected transactions in the Human Resources Business Process Outsourcing sector. These transactions were chosen because they involve public and private companies that have operations that are similar to those of Hewitt and Exult. The implied revenue multiples in each case were calculated by dividing the respective company’s aggregate value by the actual revenue figures or estimates for each respective company. In this analysis, “aggregate value” is a measure of each company’s value that is calculated by adding its market capitalization, total debt, preferred shares and minority interest less cash and cash equivalents. The implied earnings multiples in each case were calculated by dividing the respective company’s market capitalization by the actual earnings figures or publicly available estimates for each respective company.

The following chart summarizes the results of that analysis:

	Transaction Value ($MM)	Aggregate Value / Revenue		P/E
		LTM (x)	NTM (x)	LTM (x)	NTM (x)
Target / Acquiror
Right Management Associates / Manpower	602	1.3	1.4	14.8	16.2
SchlumbergerSema / Atos Origin	1,287	0.5	0.4	14.7	12.2
Lockheed Martin (Commercial IT) / ACS	107	NA	0.4	NA	NA
Getronics HIC Solutions / NIB Capital	345	3.3	NA	NA	NA
Interpay (FleetBoston) / Paychex (1)	155	NA	3.1	NA	NA
ProBusiness Services / ADP	480	2.9	2.7	NM	71.2
Cognicase / CGI (2)	209	0.6	0.6	39.2	NA
DynCorp / CSC	922	0.4	NA	20.0	NA
CMG / Logica (3)	1,155	0.9	0.8	29.2	25.9
Advantage Payroll Services / Paychex	315	4.7	4.2	NA	NA
PwC Consulting / IBM	3,513	0.5	NA	7.4	NA
AFSA Data Corp (FleetBoston) / ACS	410	1.6	NA	NA	NA
	Mean:	1.7	1.7	20.9	31.4
	Median:	1.1	1.1	17.4	21.1

Exult / Hewitt	$711	1.4	1.1	NM	33.8

(1)	NTM revenue multiple based on a projected revenue run rate of $50MM
(2)	Cognicase earnings adjusted to reflect exclusion of goodwill amortization
(3)	CMG LTM figures based on publicly available equity research projections for FY2002

Morgan Stanley noted that the transaction’s revenue multiples were in line with the historical multiples, as reflected by the precedent transactions. Morgan Stanley also highlighted that the transaction’s earnings multiples were higher than historical averages.

No transaction utilized in the selected precedent transaction analysis is identical to the merger. In evaluating the transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Exult, Hewitt or the industry generally, such as the impact of competition on Exult or Hewitt and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Exult, Hewitt or the industry or in the financial markets in general. Mathematical analysis, such as determining the mean or median, or the high or the low, is not in itself a meaningful method of using comparable transaction data.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis to arrive at a present value per share of Exult. Specifically, Morgan Stanley considered the range of values per share for Exult, on a stand-alone basis and on a pro forma basis, based in both cases on Exult’s management’s target revenue growth rates and target operating margins for 2008 for Exult and based on Hewitt’s target revenue growth rates and target operating margins for 2008 as reflected by publicly available equity research on the pro forma case. The results of the pro forma case reflect the exchange ratio of 0.20 set forth in the merger agreement. The following table presents the ranges of per share values for Exult on a standalone basis and on a pro forma basis, given a 10.0% target annual revenue growth rate, a 10.0% target operating margin, projected earnings multiples of 17.0x to 23.0x, and an 11.6%-15.0% discount rate range for Exult on a standalone basis, as well as an 8.0% to 15.0% discount rate range for the combined company on a pro forma basis.

Exult
Standalone Per Share Value ($)	$4.50 - $6.67
Pro Forma Per Share Value ($)	$5.50 - $8.98

Morgan Stanley noted that the values per share derived in the above discounted equity analysis on a pro forma basis were higher than those derived on a standalone basis.

Morgan Stanley prepared a sensitivity analysis on the discounted equity value, given significant risks pointed out by Exult’s management in achieving a projected 10.0% annual revenue growth rate and a 10.0% target operating margin by 2008. Specifically, Morgan Stanley considered the range of values per share for Exult, on a stand-alone basis and on a pro forma basis, based in both cases on a range of potential annual revenue growth rates and potential operating margins for 2008 for Exult and based on Hewitt’s target annual revenue growth rates and target operating margins for 2008 as reflected by publicly available equity research on the pro forma case. The following table presents the ranges of per share values for Exult on a standalone basis and on a pro forma basis, based in both cases on a potential annual revenue growth rate range of 5.0% to 15.0% and a potential operating margin range of 4.0% to 13.0% for Exult and based on Hewitt’s target annual revenue growth rates and target operating margins for 2008 as reflected by publicly available equity research on the pro forma case. On a standalone basis, the table represents the results of the sensitivity analysis based on an 11.6% discount rate, a 20x price/earnings multiple, and a 35.0% tax rate. On a pro forma basis, the table represents the results of the sensitivity analysis based on an 8.0% discount rate, a 20x price/earnings multiple, and a 41.0% tax rate.

Exult
Standalone Per Share Value ($)	$2.02 - $8.61
Pro Forma Per Share Value ($)	$7.04 - $8.38

Morgan Stanley noted that the higher end of the range of values per share derived in the above discounted equity sensitivity analysis on a pro forma basis was in line with the range of values derived on a standalone basis. Morgan Stanley also noted that the lower end of the range of values per share derived in the above discounted equity sensitivity analysis on a pro forma basis was higher than the range of values derived on a standalone basis.

Pro Forma Analysis of the Merger

Morgan Stanley analyzed the pro forma impact of the merger on earnings per share for Hewitt for the estimated fiscal year 2005. The pro forma results were calculated as if the merger had closed at the beginning of the fiscal year 2005 and were based on estimated earnings derived from publicly available research estimates for Hewitt and Exult. The following table presents the pro forma fiscal year 2005 estimated Hewitt earnings per share and accretion/(dilution) based on the exchange ratio of 0.20 as set forth in the merger agreement and assuming realization of $25.0 million in pretax synergies during fiscal year 2005.

Impact to Earnings Excluding Acquisition Amortization
Fiscal Year Ended September 30, 2005
Hewitt Standalone 2005E Earnings per Share(1) $	Pro Forma Earnings per Share $	Accretion / (Dilution) $	Accretion / (Dilution) %
1.56	1.51	(0.05)	(3.1)

(1)	Excluding amortization related to Bacon & Woodrow acquisition per publicly available estimates

Impact to Core Earnings
Fiscal Year Ended September 30, 2005
Hewitt Standalone 2005E Core Earnings per Share $	Pro Forma Earnings per Share $	Accretion / (Dilution) $	Accretion / (Dilution) %
1.52	1.27	(0.25)	(16.2)

Morgan Stanley noted that, with the assumed $25.0 million in pretax synergies, the merger would be dilutive to publicly available estimated earnings per share for fiscal year 2005.

Pro Forma Trading Analysis

Morgan Stanley performed a pro forma trading analysis to estimate, on a pro forma basis, the required trading multiple contraction or expansion for Exult to be able to maintain its post-merger share price at the pre-merger level.

The following chart summarizes the results of that analysis, based on a 0.200x exchange ratio:

Assumes No Share Repurchase

Implied Exult Price per Share $	Exchange Ratio	Implied Stock Price / Premium (Discount) to Current
CY2005E P/E
		17.0x	18.5x	20.0x	21.5x	23.0x
$6.16	0.200x	$5.14 (13.5)%	$5.59 (5.8)%	$6.05 1.8%	$6.50 9.4%	$6.95 17.1%

Assumes $150MM Share Repurchase

Implied Exult Price per Share $	Exchange Ratio	Implied Stock Price / Premium (Discount) to Current
CY2005E P/E
		17.0x	18.5x	20.0x	21.5x	23.0x
$6.16	0.200x	$5.31 (10.5)%	$5.78 (2.6)%	$6.25 5.3%	$6.72 13.2%	$7.19 21.1%

When compared to trading multiples of selected publicly-traded comparable companies, the pro forma multiples required to hold Exult share price at the pre merger level are in line with those of Exult’s closest peers.

In connection with the review of the merger by Exult’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley’s view of the actual value of Hewitt and Exult combined.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Exult and Hewitt. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of Morgan Stanley’s analysis of the exchange ratio pursuant to the merger agreement from a financial point of view to the holders of Exult common stock and were conducted in connection with the delivery by Morgan Stanley of its opinion dated June 14, 2004 to the board of directors of Exult. Morgan Stanley’s analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of Hewitt might actually trade. The merger consideration in the merger was determined through arm’s-length negotiations between Exult and Hewitt and was approved by Exult’s board of directors. Morgan Stanley did not recommend any specific merger consideration to Exult or that any given merger consideration constituted the only appropriate merger consideration for the merger.

In addition, Morgan Stanley’s opinion and its presentation to Exult’s board of directors was one of many factors taken into consideration by Exult’s board of directors in deciding to approve the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of Exult’s board of directors with respect to the exchange ratio or of whether Exult’s board of directors would have been willing to agree to a different exchange ratio.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, Morgan Stanley may from time to time trade in the securities of or indebtedness of Exult and Hewitt for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in these securities or indebtedness.

In connection with the financial advisory services provided to Exult in connection with the merger, Exult agreed to pay Morgan Stanley a transaction fee based on the transaction value at the closing date. Based on the transaction value on the date of announcement of the transaction, the fee would have been approximately $5 million. The fee is payable upon completion of the merger. Exult has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services and to indemnify Morgan Stanley and its affiliates, their respective directors, officer, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions.

Opinion of Goldman Sachs

Goldman Sachs rendered its opinion to Hewitt’s board of directors that, as of June 15, 2004 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio was fair from a financial point of view to Hewitt.

The full text of the written opinion of Goldman Sachs, dated June 15, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Hewitt board of directors in connection with its consideration of the transaction contemplated by the merger agreement. The Goldman Sachs opinion is not a recommendation as to how any stockholder of Hewitt should vote with respect to the approval of the merger agreement, the issuance of shares of Class A common stock in the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analysis, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	the General Atlantic stockholders agreement;

•	the annual reports to stockholders and annual reports on Form 10-K of Hewitt for the two fiscal years ended September 30, 2003;

•	Hewitt’s registration statement on Form S-1, including the prospectus contained therein dated June 26, 2002 relating to the offering of 12,822,500 shares of Class A common stock;

•	Hewitt’s registration statement on Form S-3/A, including the prospectus contained therein dated August 6, 2003 relating to the offering of 11,330,794 shares of Class A common stock;

•	the annual reports to stockholders and annual reports on Form 10-K of Exult for the four fiscal years ended December 31, 2003;

•	certain interim reports to stockholders and quarterly reports on Form 10-Q of Hewitt and Exult;

•	certain other communications from Hewitt and Exult to their respective stockholders;

•	certain internal financial analyses and forecasts for Exult prepared by its management; and

•	certain financial analyses and forecasts for Hewitt and Exult and for the combined company on a pro forma basis prepared by Hewitt’s management, which are referred to as Forecasts in this section of this joint proxy statement/prospectus, including certain cost savings and revenue enhancement opportunities projected by Hewitt’s management to result from the transactions contemplated by the merger agreement, which are referred to as Synergies in this section of this joint proxy statement/prospectus.

Goldman Sachs also held discussions with members of the senior management of Hewitt and Exult regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of Hewitt and Exult. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Hewitt Class A common stock and the shares of Exult common stock, compared certain financial and stock market information for Hewitt and Exult with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the outsourcing services industry specifically and in other industries generally and performed such other studies and analyses as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed, with the consent of Hewitt’s board of directors, that the Forecasts, including the Synergies, furnished to Goldman Sachs were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Hewitt, and that such Forecasts, including the Synergies, will be realized in the amounts and time periods contemplated thereby. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Hewitt or Exult or any of their respective subsidiaries. Goldman Sachs also assumed, with the consent of Hewitt’s board of directors, that all governmental, regulatory or other consents and approvals and all tax opinions necessary for the consummation of the transactions contemplated by the merger agreement will be obtained without any adverse effect on Hewitt or Exult or on the expected benefits of the merger in anyway meaningful to its analysis.

The following is a summary of the material financial analyses performed by Goldman Sachs in arriving at its opinion as presented at the June 14, 2004 meeting of the Hewitt board of directors and does not purport to be a complete description of the analyses performed by Goldman Sachs. Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as it existed at or prior to June 10, 2004 and is not necessarily indicative of current or future conditions. You should understand that the order of analyses, and results of those analyses, described below is not intended to indicate any relative importance given to those analyses by Goldman Sachs. The following summaries of financial analyses include information presented in tabular format. The tables alone are not a complete description of Goldman Sachs’ analysis and you should read these tables together with the text of each summary.

Historical Exchange Ratio Analysis. Goldman Sachs performed a historical exchange ratio analysis in which Goldman Sachs reviewed the closing per share prices of Exult common stock divided by the corresponding closing per share prices of Hewitt Class A common stock, over the period of time beginning June 27, 2002, the first trading day following Hewitt’s initial public offering, and ending June 10, 2004. In addition, Goldman Sachs calculated the high, low and average of these historical daily exchange ratios for the two-week, one-month, three-month, six-month and one-year periods ended June 10, 2004 and for the period between April 12, 2004, the date of the announcement by Exult of changes in services provided to Bank of America, and June 10, 2004. The results of Goldman Sachs’ historical exchange ratio analysis are presented in the table below:

	Historical Exchange Ratio Ranges
Period	High		Low		Average
2-Week	0.2019	x	0.1923	x	0.1966	x
1-Month	0.2019		0.1770		0.1918
Since 4/12/04*	0.2050		0.1528		0.1902
3-Month	0.2088		0.1528		0.1936
6-Month	0.2523		0.1528		0.2031
1-Year	0.4185		0.1528		0.2668
Since 6/27/02**	0.4185		0.0804		0.2237

*	Date of Bank of America announcement.
**	First trading day following Hewitt’s initial public offering.

Contribution Analysis. Goldman Sachs performed a contribution analysis in which Goldman Sachs analyzed and compared the relative contributions to be made by each of Hewitt and Exult on a percentage basis to the equity market capitalization, enterprise value, estimated revenues, earnings before interest, taxes, depreciation and amortization, or EBITDA, earnings before interest and taxes, or EBIT, and net income for 2005 and 2006 of the pro forma combined company. These estimates were all provided by management of Hewitt. This analysis does not reflect the impact of any Synergies.

The contribution analyses that Goldman Sachs performed assumed a 41% tax rate for each of Hewitt and Exult. The results of Goldman Sachs’ contribution analysis are presented in the table below:

	Percentage Contribution to the Combined Company
	Hewitt	Exult
Equity Market Capitalization	82.0%	18.0%
Enterprise Value	82.8	17.2

Revenues
2005E	79.0%	21.0%
2006E	78.8	21.2

EBITDA
2005E	87.3%	12.7%
2006E	85.0	15.0
EBIT
2005E	90.9%	9.1%
2006E	88.6	11.4

Net Income
2005E	91.6%	8.4%
2006E	89.8	10.2

Analysis of Implied Offer Price. Based on the closing price per Hewitt Class A common share of $30.80 on June 10, 2004 and using the implied Exult price per share of $6.16 (calculated by applying the exchange ratio to $30.80), Goldman Sachs calculated that the fully diluted equity consideration in the merger would be $710 million, assuming the cash-out of all outstanding options and warrants to acquire Exult common stock that were in-the-money as set forth in option data provided by Exult management and publicly available information on the warrants. Goldman Sachs also determined that the enterprise value of Exult would be $658 million, based on the implied offer price of $6.16 and approximately $52 million in net cash as of May 2004, as set forth in financial data provided by Exult management. Using Hewitt management estimates for Exult for Hewitt’s fiscal years 2004 through 2005, (September 30 fiscal year) and accounting methodology, Goldman Sachs derived the following transaction multiples:

•	enterprise value as a multiple of estimated 2004 sales;

•	enterprise value as a multiple of estimated 2004 EBITDA;

•	enterprise value as a multiple of estimated 2004 EBIT; and

•	equity market capitalization as a multiple of earnings per share, or EPS, which we call the “P/E Multiple” in this joint proxy statement/prospectus, for fiscal year 2005 on a pre-tax and after-tax basis, assuming a 41% tax rate and approximately 115 million outstanding shares. Goldman Sachs also derived the P/E Multiple, based on estimates from the International Brokerage Estimate System, or IBES (a data service that compiles earnings estimates of securities research firms), on a pre-tax and after-tax basis (assuming a 41% tax rate).

This analysis did not include the impact of any Synergies. The results of Goldman Sachs’ analysis of implied offer price are presented in the table below:

Implied Transaction Multiples

Implied Transaction Multiple at Implied Offer Price of $6.16 per Share
Enterprise Value/Sales
FY 2004 (estimated)	1.4x

Enterprise Value/EBITDA
FY 2004 (estimated)	22.5x

Enterprise Value/EBIT
FY 2004 (estimated)	68.9x

P/E Multiple—Hewitt Management
FY 2005 (estimated) (pre-tax)	30.1x
FY 2005 (estimated) (after-tax)	51.0x

P/E Multiple—IBES
FY 2005 (estimated) (pre-tax)	20.5x
FY 2005 (estimated) (after-tax)	34.8x

Selected Companies Analysis. Goldman Sachs also reviewed and compared selected financial information relating to Hewitt and Exult to financial information, ratios and public market multiples for selected public companies in the payroll processing, consultant/business process outsourcing, or BPOs and IT services/systems integration industries for fiscal years 2004 and 2005. The selected companies consisted of the following:

•	Payroll Processors: Automatic Data Processing, Inc.; Paychex, Inc. and Ceridian Corporation

•	Consultants/BPO: Accenture Ltd.; Computer Sciences Corporation; Convergys Corporation, Bearingpoint, Inc.; Perot Systems Corporation; Anteon International Corporation; Keane, Inc. and Watson Wyatt & Company Holdings

•	IT Services/Systems Integrators: IBM Corporation; Electronic Data Systems Corporation and Affiliated Computer Systems, Inc.

In this selected companies analysis, Goldman Sachs used market data as of the close of June 10, 2004 and financial data estimates as reported by IBES. The IBES estimates used by Goldman Sachs were the median estimates and, in the case of Exult, the median of those estimates updated since the announcement on April 12, 2004 by Exult of changes in services provided to Bank of America. Although none of the selected companies is directly comparable to Hewitt or Exult, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Hewitt and Exult.

For each of Hewitt, Exult and the selected companies, Goldman Sachs calculated and compared the following:

•	enterprise value, as a multiple of estimated sales, EBITDA and EBIT for calendar year 2004,

•	the P/E Multiple for calendar years 2004 and 2005,

•	the projected five-year EPS compound annual growth rate, and

•	the P/E Multiple for calendar year 2005 as a multiple of the projected five-year EPS compound annual growth rate.

The information derived by Goldman Sachs with respect to Hewitt and Exult and the selected companies is presented in the table below:

	Selected Companies Enterprise Value Multiples						Calendarized P / E Multiples				5-Year EPS CAGR	2005 P/E to 5 Yr. CAGR
	Sales CY2004E		EBITDA CY2004E		EBIT CY2004E		2004E		2005E
Hewitt	1.4	x	8.2	x	12.1	x	22.3	x	19.4	x	15.0%	1.3	x
Exult (pre-tax)	1.2	x	19.3	x	NM	*	NM		19.8	x	20.0%	1.0	x
Exult (after-tax)	1.2	x	19.3	x	NM		NM		33.6	x	10.0%	1.7	x

Payroll Processors
High	10.4	x	25.8	x	28.4	x	41.8	x	36.1	x	18.0%	2.2	x
Median	3.2	x	13.9	x	16.7	x	27.1	x	24.2	x	14.0%	2.0	x
Average	5.4	x	17.1	x	20.5	x	31.3	x	27.4	x	14.3%	1.9	x
Low	2.6	x	11.6	x	16.5	x	24.9	x	21.8	x	11.0%	1.6	x

Consultants/BPO
High	1.6	x	12.2	x	19.2	x	29.7	x	20.9	x	17.5%	1.5	x
Median	0.9	x	8.6	x	11.3	x	20.2	x	17.3	x	14.8%	1.2	x
Average	0.9	x	8.7	x	12.0	x	20.6	x	16.9	x	13.7%	1.2	x
Low	0.6	x	4.6	x	8.9	x	14.6	x	12.7	x	10.0%	1.0	x

IT Services/Systems Integrators
High	1.8	x	9.9	x	16.1	x	80.7	x	23.1	x	18.0%	2.1	x
Median	1.6	x	8.2	x	13.6	x	18.3	x	16.4	x	11.0%	1.6	x
Average	1.3	x	7.8	x	13.5	x	38.9	x	18.2	x	13.0%	1.5	x
Low	0.6	x	5.4	x	10.7	x	17.6	x	15.2	x	10.0%	0.8	x

*	Where used, “NM” indicates that the results were not meaningful.

Precedent Transaction Analysis. Goldman Sachs reviewed publicly available information for six completed acquisitions in the outsourcing services industry since May 1999. The precedent transactions considered by Goldman Sachs were the following (in each case, the acquiror’s name is listed first and the acquired company’s name is listed second):

•	NIB Capital Private Equity NV/Gentronics HR Solutions BV;

•	First Data Corporation/Concord EFS, Inc.;

•	Automatic Data Processing, Inc./ProBusiness Services, Inc.;

•	Automatic Data Processing, Inc./Avert, Inc.;

•	Schlumberger N.V./Sema plc; and

•	Ceridian Corporation/ABR Information Services, Inc.

For each precedent transaction, using publicly available information, Goldman Sachs calculated and compared the aggregate consideration paid or proposed to be paid in the transaction as a multiple of the revenue and EBITDA of the target company for the last 12-month period prior to the announcement of the transaction for which financial results were available. The following table sets forth the results of these analyses:

Consideration as a Multiple of
	LTM Revenue	LTM EBITDA
High	6.8x	23.2x
Mean	4.0x	14.3x
Median	3.5x	14.7x
Low	2.7x	9.0x

Pro Forma Merger Analysis. Goldman Sachs performed analyses of the projected financial impact of the merger on Hewitt and Exult using Hewitt management’s projections for fiscal years 2005 through 2008. For the fiscal years 2005 through 2008, Goldman Sachs compared, among other financial items, fully diluted EPS for the combined company on a pro forma basis, both with and without taking into account Synergies. Goldman Sachs made adjustments to the estimated earnings of the combined company (1) to exclude the impact of merger related and other non-recurring charges and the effect of any potential share issuance associated with issuance of restricted stock units in connection with the merger and (2) to include interest income earned on cash saved through net operating loss deductions. Goldman Sachs assumed the cash-out of all outstanding options and warrants to acquire Exult common stock that were in-the-money as set forth in option data provided by Exult management and publicly available information on the warrants and a 1.5% pre-tax opportunity cost of cash. The analyses indicated that, when taking into account Synergies, the proposed merger would be:

•	dilutive to Hewitt’s estimated fully diluted EPS in years 2005, 2006 and 2007 and approximately neutral in 2008, when including amortization of intangible assets arising from the merger; and

•	dilutive to Hewitt’s estimated fully diluted EPS in 2005, approximately neutral in 2006 and accretive in years 2007 and 2008, when excluding amortization of intangible assets arising from the merger.

For illustrative purposes, using the same assumptions set forth above, Goldman Sachs also performed analyses of the projected financial impact of the merger on Hewitt and Exult, including the impact of the authorized $150.0 million repurchase of stock of Hewitt. These analyses indicated that, when taking into account Synergies, the proposed merger would be:

•	dilutive to Hewitt’s estimated fully diluted EPS in years 2005, 2006 and 2007 and accretive to Hewitt’s estimated fully diluted EPS in year 2008, when including amortization of intangible assets arising from the merger; and

•	accretive to Hewitt’s estimated fully diluted EPS in years 2005, 2006, 2007 and 2008 when excluding amortization of intangible assets arising from the merger.

Further, analyses indicated that if none of the Synergies were realized, the proposed merger would be dilutive to Hewitt’s estimated fully diluted EPS in each of the four scenarios described above in each of the years 2005, 2006, 2007 and 2008.

Implied Future Stock Price Analysis. Goldman Sachs performed a discounted future stock price analysis that was based on Forecasts, including Synergies, for the combined company as provided by management of Hewitt. Goldman Sachs made adjustments to the estimated earnings of the combined company (1) to exclude the impact of merger related and other non-recurring charges and the effect of any potential share issuance associated with issuance of restricted stock units in connection with the merger and (2) to include interest income earned on cash saved through net operating loss deductions. Goldman Sachs assumed the cash-out of all outstanding options and warrants to acquire Exult common stock that were in-the-money as set forth in option data provided by Exult management and publicly available information on the warrants and included the impact of the authorized $150.0 million repurchase of stock of Hewitt. Goldman Sachs calculated implied future stock prices for the Hewitt Class A common stock as of September 30, 2009, assuming a range of one year forward of P/E Multiples from 20.0x to 28.0x. These implied future share prices were then discounted to calculate illustrative implied per share present values using a range of discount rates from 11% to 15%, to obtain illustrative implied values per share for Hewitt Class A common stock ranging from $28.49 to $47.61 per share.

Discounted Cash Flow Analyses. Goldman Sachs performed discounted cash flow analyses to determine illustrative of implied present values per share of Exult common stock. All cash flows were discounted back to the end of September 2004. In performing these analyses, Goldman Sachs used projections supplied by the management of Hewitt and assumed net cash of $52.4 million (as disclosed by Exult management as of May 2004) and approximately 115 million diluted shares of Exult common stock. Goldman Sachs also assumed that the value of Exult’s net operating losses at the end of September 2004 would be the same as at December 31, 2003 and that projected deductions for these net operating losses would be fully realized. Using discount rates ranging from 8.0% to 12.0% and terminal 2014 EBITDA multiples ranging from 6.0x to 10.0x, this analysis resulted in illustrative implied present values ranging from $7.77 to $14.98 per share of Exult common stock. In addition, using discount rates ranging from 8.0% to 12.0% and perpetuity growth rates ranging from 0.0% to 4.0%, this analysis resulted in illustrative implied present values ranging from $6.11 to $17.22 per share of Exult common stock.

Using the same set of projections, Goldman Sachs also performed sensitivity analyses to illustrate the effect of different assumptions for sales growth and increases or decreases in EBIT margin from Hewitt management projections for Exult. The sensitivity analysis based on a 10.0% discount rate and a terminal EBITDA multiple of 8.0x, and assuming a range of changes in sales growth rates of (4.0)% to 4.0% from the base projections and a range of changes in EBIT margin from (4.0)% to 4.0% from the base projections, resulted in illustrative implied present values ranging from $5.13 to $19.77 per share of Exult common stock. The sensitivity analysis based on a 10% discount rate and a 2% perpetuity growth rate, and assuming the same ranges of changes in sales growth rates and changes in EBIT margin as in the first sensitivity analysis, resulted in illustrative implied present values ranging from $3.71 to $17.05 per share of Exult common stock.

Goldman Sachs also performed discounted cash flow analyses to determine illustrative increases in the implied present value per share of Hewitt common stock after giving effect to the merger. All cash flows were discounted back to the end of September 2004. In performing these analyses, Goldman Sachs used projections supplied by the management of Hewitt that included Synergies. This prospective financial information for the combined company that was provided by Hewitt management also assumed net cash of $77.9 million, 121.8 million shares of common stock outstanding and the cash-out of all outstanding options and warrants to acquire Exult common stock that were in-the-money as set forth in option data provided by Exult and publicly available information on the warrants. Goldman Sachs also assumed that the value of net operating losses at the end of September 2004 would be the same as at December 31, 2003 and that deductions for these net operating losses would be fully realized. Using discount rates ranging from 7.0% to 11.0% and terminal 2014 EBITDA multiples ranging from 6.0x to 10.0x, this analysis resulted in illustrative incremental increases ranging from $7.29 to $17.08 in the implied present value per share of Hewitt common stock. In addition, using discount rates ranging from 7.0% to 11.0% and perpetuity growth rates ranging from 0.0% to 4.0%, this analysis resulted in illustrative incremental increases ranging from $4.66 to $23.00 in the implied present value per share of Hewitt common stock.

Using the same set of projections, Goldman Sachs also performed sensitivity analyses to illustrate the effect of different assumptions for sales growth and increases or decreases in EBIT margin from Hewitt management projections. The sensitivity analysis based on a 9.0% discount rate and a terminal EBITDA multiple of 8.0x, and assuming a range of changes in sales growth rates of (4.0)% to 4.0% from the base projections and a range of changes in EBIT margin from (4.0)% to 4.0% from the base projections, resulted in illustrative incremental increases ranging from $5.25 to $21.36 in the implied present value per share of Hewitt common stock. The sensitivity analysis based on a 10% discount rate and a 2% perpetuity growth rate, and assuming the same ranges of changes in sale growth rates and changes in EBIT margin as in the first sensitivity analysis, resulted in illustrative incremental increases ranging from $2.93 to $17.69 in the implied present value per share of Hewitt common stock.

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Goldman Sachs believes that selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the evaluation process underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not isolate specific factors or analyses and reach separate conclusions as to whether or not any particular factor or analysis supported its opinion and did not attribute any particular weight to any particular factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all these analyses. In addition, in performing its analyses, Goldman Sachs relied upon numerous assumptions made by Hewitt and Exult with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hewitt and Exult. No company or transaction used in the above analyses as a comparison is directly comparable to Hewitt or Exult or the merger.

The analyses were prepared for the purpose of Goldman Sachs’ providing its opinion to the Hewitt board of directors as to the exchange ratio’s fairness from a financial point of view to Hewitt. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based on forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Hewitt, Exult and their respective advisors, none of Hewitt, Exult, Goldman Sachs or any other person assumes responsibility if future results or actual values are materially different from those forecasts or assumptions.

As described above, the opinion of Goldman Sachs to the Hewitt board of directors was among many factors taken into consideration by the Hewitt board in making its determination with respect to the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has provided certain investment banking services to Hewitt from time to time, including having acted:

•	as sole bookrunner with respect to Hewitt’s initial public offering of 12,822,500 shares of Class A common stock in June 2002;

•	as sole bookrunner with respect to a block trade of 501,020 shares of Class A common stock in December 2002; and

•	as the sole bookrunner with respect to a public offering of 11,330,794 shares of Hewitt Class A Common Stock in August 2003.

Goldman Sachs has also provided certain investment banking services to Exult from time to time, including having acted as joint lead manager with respect to a public offering of 13,800,000 shares of Exult common stock in July 2001 and as sole bookrunner with respect to a private placement of Exult’s 2.50% Convertible Senior Notes due 2010 (aggregate principal amount $110,000,000) in September 2003. Goldman Sachs has also provided and continues to provide certain investment banking services to General Atlantic Partners, LLC, which is the general partner of or otherwise affiliated with the limited partnerships that collectively constitute the largest stockholder of Exult, and certain of General Atlantic Partners, LLC’s portfolio companies. Goldman Sachs may also provide investment banking services to Hewitt, Exult and General Atlantic Partners, LLC in the future. In addition, certain investment funds affiliated with Goldman Sachs may co-invest in companies with General Atlantic Partners, LLC from time to time. In connection with the above described services Goldman Sachs has received and may receive in the future, compensation. Goldman Sachs and its affiliates also are and may continue to be customers of certain human resources services provided by Hewitt.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Hewitt, Exult, General Atlantic Partners, LLC and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Hewitt and Exult for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

Pursuant to a letter agreement dated February 26, 2004, Hewitt engaged Goldman Sachs to act as its financial advisor in connection with the merger. The terms of Hewitt’s engagement agreement with Goldman Sachs provide that Hewitt will pay Goldman Sachs a transaction fee of $5.0 million, of which half is payable upon execution of the merger agreement. The balance of the fee will be payable upon completion of the merger. Under the terms of the engagement agreement, Hewitt also has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys’ fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

Board of Directors and Management of Hewitt Following Completion of the Merger

Board of Directors of Hewitt. The Hewitt board of directors currently has 10 members. After the merger, the Hewitt board of directors will be increased to 12 members. Ten of the members will be the current Hewitt directors, one will be an individual who is currently a director of Exult who qualifies as an independent director of Hewitt under the NYSE definition and will be selected by Exult’s board of directors and approved by the Nominating and Corporate Governance Committee of Hewitt’s board, and one will be a designee of one of the General Atlantic Partnerships. Thomas J. Neff, the Chairman of Spencer Stuart, US, is expected to join the Hewitt board as the designee of Exult’s board of directors. Steven A. Denning, the Executive Managing Member of General Atlantic Partners, LLC, is expected to join the board of directors of Hewitt as General Atlantic Partnerships’ designee pursuant to their stockholders agreement with Hewitt.

Management of Hewitt. Hewitt’s executive officers are not expected to change as a result of the merger. After the merger, Bryan J. Doyle will continue to lead Hewitt’s HR Outsourcing Business as the outsourcing leader. Messrs. Campbell, Jones, Madden, Salvino and Unterberger, who are currently Exult’s President and Chief Operating Officer, Europe & Asia President, Chairman and Chief Executive Officer, Americas President, and Business Model Architecture President, respectively, will serve as HR Business Process Outsourcing Leader, European HRO Leader, HRO Business Development and Integration Leader, HR Business Process Outsourcing Sales Leader, and HRO Product Strategy Co-Leader, respectively, of the combined company after the merger. Information about the current Hewitt directors and executive officers can be found in Hewitt’s proxy statement dated December 22, 2003, and in Hewitt’s Annual Report on Form 10-K for the year ended September 30, 2003. Information about the current Exult directors and executive officers can be found in Exult’s proxy statement dated April 16, 2004 and in Exult’s Annual Report on Form 10-K for the year ended December 31, 2003. Hewitt’s Annual Report on Form 10-K for the year ended September 30, 2003 and Exult’s Annual Report on Form 10-K (as amended by Form 10-K/A) for the year ended December 31, 2003, are incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 115.

For information on the interests of Exult’s officers and directors in the merger see “The Merger—Exult’s Directors and Officers Have a Financial Interest in the Merger” on page 70.

Merger Consideration; Procedures for Exchange of Shares

If the merger is completed, holders of Exult common stock will have the right to receive 0.2 of a share of Hewitt Class A common stock for each share of Exult common stock they own. No fractional shares of Hewitt Class A common stock will be issued in the merger.

After the completion of the merger, Hewitt’s exchange agent will mail to each holder of an Exult common stock certificate a letter of transmittal and instructions for surrendering such holder’s Exult stock certificates in exchange for Hewitt Class A stock certificates. When Exult stockholders deliver Exult stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, the Exult stock certificates will be cancelled and the holders will receive Hewitt Class A common stock certificates representing the number of full shares of Hewitt Class A common stock to which they are entitled under the merger agreement. Exult stockholders will receive payment in cash, without interest, instead of any fractional shares of Hewitt Class A common stock which would have been otherwise issuable as a result of the merger.

Holders of Exult common stock should not submit their Exult stock certificates for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

Until Exult stockholders exchange their Exult stock certificates for certificates representing shares of Hewitt stock, such holders will not receive any dividends or other distributions in respect of shares of Hewitt Class A common stock. Once Exult stockholders exchange their Exult stock certificates for certificates representing shares of Hewitt Class A common stock, they will receive, without interest, any dividends or distributions with a record date after the effective time of the merger and payable with respect to their shares of Hewitt Class A common stock, as well as any dividends with respect to Exult common stock declared before the effective time of the merger but unpaid.

If an Exult stock certificate has been lost, stolen or destroyed, the stockholder may receive shares of Hewitt Class A common stock upon the making of an affidavit of that fact. Hewitt may require the stockholder to post a bond in a reasonable amount as an indemnity against any claim that may be made against Hewitt with respect to the lost, stolen or destroyed Exult stock certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of Exult, except as required to settle trades executed prior to completion of the merger.

There is no need for Hewitt stockholders to submit their Hewitt stock certificates to Hewitt, Exult, the exchange agent or to any other person in connection with the merger or otherwise take any action as a result of the completion of the merger.

Fractional Shares

Hewitt will not issue any fractional shares of Hewitt Class A common stock. Instead, an Exult stockholder who would otherwise have received a fraction of a share of Hewitt Class A common stock will receive an amount of cash equal to the fraction of a share of Hewitt Class A common stock to which the holder would otherwise be entitled multiplied by the weighted average of the closing prices of Hewitt Class A common stock for the ten full trading days immediately preceding the completion of the merger as reported on the NYSE composite transactions tape. Holders of Exult restricted stock issued to employees of Exult under Exult’s equity incentive plans and converted into Hewitt Class A common stock, will not receive cash instead of fractional shares but instead will be rounded to the nearest whole number of shares of Hewitt Class A common stock.

Public Trading Markets

Hewitt Class A common stock trades on the NYSE under the symbol “HEW.” Exult common stock trades on the Nasdaq National Market under the symbol “EXLT.” The Hewitt Class A common stock issued pursuant to the merger agreement will be listed on the NYSE.

The shares of Hewitt Class A common stock to be issued in connection with the merger will be freely transferable under the Securities Act, except for shares issued to any stockholder who may be deemed to be an affiliate of Exult, as discussed in “The Merger Agreement—Resales of Hewitt Stock by Affiliates” on page 85. Also, certain directors and officers of Exult, as well as the General Atlantic Partnerships have agreed to certain restrictions with respect to the transfer of the shares held by them. In addition, holders of shares of restricted

Exult stock will receive restricted shares of Hewitt Class A common stock in the merger subject to certain restrictions with respect to the transfer of those shares.

As reported on the NYSE, the closing sale price per share of Hewitt Class A common stock on June 15, 2004, the last trading day prior to announcement of the merger was $31.48. As reported on the Nasdaq National Market, the closing sale price per share of Exult common stock on June 15, 2004 was $5.99. Based on the Hewitt closing sale price per share and the exchange ratio, the implied per share value of Exult common stock was $6.30 as of that date.

The closing sale price per share of Hewitt Class A common stock on the NYSE on August 19, 2004, the last practicable trading day before the date of this joint proxy statement/prospectus, was $24.98. The closing sale price per share of Exult common stock on the Nasdaq National Market on that date was $4.95. The implied per share value of Exult common stock was $5.00 as of that date based on the Hewitt closing sale price per share on that date and the exchange ratio. The implied value of one share of Exult common stock as of these dates was calculated by multiplying Hewitt’s closing sale price per share by 0.2, the exchange ratio. Because the stock price of both companies will fluctuate, you should obtain current market quotations for the shares.

Hewitt Dividend Policy and Anticipated Share Repurchases

Dividend Policy. Hewitt has not paid cash dividends on its common stock since its initial public offering. Hewitt’s board of directors re-evaluates this policy periodically. Any determination to pay cash dividends is at the discretion of Hewitt’s board of directors and will be dependent upon Hewitt’s financial condition, results of operations, capital requirements, terms of its financing arrangements and such other factors as Hewitt’s board of directors deems relevant.

Share Repurchases. On June 16, 2004, Hewitt announced a stock repurchase program involving up to $150.0 million. The actual amount and the timing of shares repurchased and which class of Hewitt shares are repurchased may be more or less than that amount and will depend on a variety of factors, including market conditions, legal considerations affecting the timing of repurchase activity and other factors. Currently, Hewitt does not expect to repurchase any shares until after completion of the merger.

Regulatory Approvals Required for the Merger

The HSR Act and the rules and regulations thereunder provide that certain merger transactions, including the merger described in this joint proxy statement/prospectus, may not be consummated until required information and materials have been furnished to the Department of Justice and the Federal Trade Commission, and certain waiting periods have expired or been terminated. Hewitt and Exult filed with the FTC and the DOJ notification and report forms under the HSR Act on June 30, 2004 and July 1, 2004, respectively. On July 21, 2004, Hewitt and Exult were notified that they received early termination of the applicable waiting period under the HSR Act.

Additionally, the merger requires review by the foreign competition authorities in Brazil. Hewitt and Exult filed a notification with the authorities in Brazil on July 6, 2004. Clearance by Brazilian competition authorities is not a condition to the merger. Hewitt and Exult do not believe that any other mandatory competition filings are required in connection with the merger.

Exult’s Directors and Officers Have a Financial Interest in the Merger

In considering the recommendations of Exult’s board of directors with respect to the merger, you should be aware that certain executive officers and members of the board of directors of Exult have agreements or arrangements that provide them with interests in the merger that may be different from, or in addition to, the interests of the other stockholders of Exult. Exult’s board of directors was aware of these agreements and arrangements during its deliberations of the merits of the merger and in determining to recommend to Exult stockholders that they vote for the proposal to adopt the merger agreement and the merger.

Common Stock. As of August 17, 2004, the record date of the special meeting, the executive officers and directors of Exult and their affiliates beneficially owned an aggregate of 54,795,917 shares (not including shares issuable upon exercise of stock options), or approximately 49.6%, of outstanding Exult common stock, which will be treated in the merger in the same manner as shares of Exult common stock held by other stockholders of Exult. See “The Merger Agreement—Treatment of Exult Stock Options and Other Equity—Based Awards” on page 75.

Retention Agreements. As a condition to its execution of the merger agreement, Hewitt required Exult to enter into retention agreements with certain executive officers of Exult, including its chief executive officer and each of its four other most highly compensated executive officers.

The agreements Hewitt requested were intended to assure that the specified Exult executive officers remained employed with Exult after the merger. Accordingly, the retention agreements become effective only if and when the merger is completed. The retention agreements that each of Messrs. Campbell, Jones, Madden, Salvino and Unterberger entered into will replace and supercede their existing employment arrangements with Exult, except that they will retain the Exult restricted stock and stock options held by them and their restricted stock and stock options will be converted or cashed out in the merger on the same terms as apply to all other Exult restricted stock and stock options.

Under the retention agreements, Messrs. Campbell, Jones, Madden, Salvino and Unterberger will serve as the HR Business Process Outsourcing Leader, European HRO Leader, HRO Business Development and Integration Leader, HR Business Process Outsourcing Sales Leader, and HRO Product Strategy Co-Leader, respectively, of Exult or Hewitt after the merger. Unless the retention agreements are terminated earlier, the term of these agreements begins on the completion of the merger and ends on the second anniversary of the completion of the merger for each of Messrs. Campbell, Jones, Salvino and Unterberger and the first anniversary of completion of the merger for Mr. Madden.

In exchange for a waiver of his rights under the existing agreements between each specified executive and Exult, each executive will also each receive cash retention bonuses between 0.75 and 2.5 times his annual base pay. The rights waived by the executives include rights to potential cash severance payments. The aggregate amount of these potential cash severance payments equals approximately 75% of the aggregate cash retention bonus payable to the executives. If an executive is terminated for cause or resigns without good reason prior to the first anniversary of the merger closing, he will forfeit some or all of his retention bonus.

Messrs. Campbell, Jones, Salvino and Unterberger will also be entitled to grants of Hewitt restricted stock as part of a $19.0 million pool of restricted stock to be granted by Hewitt to Exult employees after the merger is completed. These restricted shares will vest and become nonforfeitable on June 27, 2006.

Each executive has agreed to restrictions against competing with Exult during the period of his employment and for one year following termination of his employment and to certain other requirements requested by Hewitt, including confidentiality and non-solicitation restrictions. In particular, each executive agreed not to solicit certain Exult clients or employees during the period of his employment and for two years following termination of his employment.

Stockholders Agreements

In connection with execution of the merger agreement, Hewitt entered into stockholders agreements with certain members of Exult management and a stockholders agreement with the General Atlantic Partnerships. In addition, Exult entered into a stockholders agreement with certain of Hewitt’s senior management. Pursuant to these stockholders agreements, these stockholders have agreed to vote their shares in favor of and otherwise support the merger. The Exult officers also agreed in their stockholders agreement to restrictions on selling their Exult common stock until the completion of the merger or the earlier termination of the merger agreement and to restrictions on resale of their Hewitt Class A common stock received in the merger that are substantially similar to the restrictions on sales of Hewitt shares that apply to Hewitt’s Class B and Class C stockholders. In addition, they agreed not to compete or solicit clients or employees of Hewitt for specified periods after the merger. The General Atlantic Partnerships also agreed not to sell their shares of Exult until the completion of the merger or the earlier termination of the merger agreement and not to sell their Hewitt Class A common stock received in the merger until June 27, 2006 other than in certain circumstances pursuant to the dribble out provisions of Rule 144 and as part of a secondary offering by the Hewitt Class B and Class C stockholders. These provisions generally permit affiliates to sell during any three-month period a number of shares equal to the greater of 1% of the outstanding shares of the Class A common stock and the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the date of sale. For a more detailed description of the stockholders agreement, see “Stockholders Agreements Relating to the Merger” on page 86.

Board of Directors

As described above under “The Merger—Board of Directors and Management of Hewitt Following Completion of the Merger” on page 68, upon completion of the merger, two current Exult directors are expected to serve on the Hewitt board of directors, one of whom will be an individual who is currently a director of Exult who qualifies as an independent director of Hewitt under the NYSE definition and who will be selected by Exult’s board of directors and approved by the Nominating and Corporate Governance Committee of Hewitt’s board of directors, and one of whom will be the designee of one of the General Atlantic Partnerships. Thomas J. Neff, the Chairman of Spencer Stuart, US, is expected to join the Hewitt board as the designee of Exult’s board of directors. Steven A. Denning, the Executive Managing Member of General Atlantic Partners, LLC, is expected to join the Hewitt board as the designee of one of the General Atlantic Partnerships pursuant to their stockholders agreement with Hewitt. Any director of Exult who serves on Hewitt’s board of directors is expected to be compensated for his or her services in that capacity in accordance with Hewitt’s standard director compensation policy. Consistent with this policy, it is anticipated that members of the Exult board of directors who join the Hewitt board of directors will receive remuneration for their service as directors for the period between the merger date and the next annual meeting of stockholders.

Indemnification

The merger agreement contains customary director and officer indemnity and insurance provisions. In particular, Hewitt agreed to indemnify, defend and hold harmless each present and former director, officer and employee of Exult and its subsidiaries from liability and expenses for matters arising at or prior to the completion of the merger related to the fact that the individual was an officer, director or employee of Exult or for matters relating to the merger agreement or the transactions contemplated by the merger agreement, in each case, to the fullest extent provided by applicable Delaware corporate law. Hewitt has also agreed to honor the obligations of Exult to indemnify, defend and hold harmless such persons as provided in the Exult amended and restated bylaws, or otherwise under indemnification agreements they may have had with Exult. Hewitt also has agreed that it will use its reasonable best efforts to cause the individuals covered by Exult’s current policy of directors’ and officers’ liability insurance to be covered for six years following completion of the merger, provided that Hewitt will not be required to expend in any year an amount in excess of 150% of the annual aggregate premiums currently paid by Exult for such insurance.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of the anticipated material U.S. federal income tax consequences of the merger to Hewitt, Exult and the stockholders of Hewitt and Exult. This discussion applies only to those Exult stockholders that hold their Exult common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. This discussion does not address all the U.S. federal income tax consequences of the merger that may be relevant to particular Exult stockholders in light of their individual circumstances or to Exult stockholders that are subject to special rules, such as:

•	financial institutions,

•	insurance companies,

•	tax-exempt organizations,

•	dealers in securities or currencies,

•	traders in securities that elect to use a mark to market method of accounting,

•	persons that hold Exult common stock as part of a straddle, hedge, constructive sale or conversion transaction,

•	persons who are not citizens or residents of the United States, and

•	stockholders who acquired their shares of Exult common stock through the exercise of an employee stock option or otherwise as compensation.

This discussion is based upon the Internal Revenue Code, its legislative history, existing and proposed regulations under the Internal Revenue Code and published rulings and decisions, all as currently in effect as of the date of this joint proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, are not addressed in this joint proxy statement/prospectus. Determining the actual tax consequences of the merger to you may be complex. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

Hewitt and Exult have structured the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to Exult’s obligation to complete the merger that Exult receive an opinion of its counsel, Gibson, Dunn & Crutcher LLP, dated the closing date of the merger, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to Hewitt’s obligation to complete the merger that Hewitt receive an opinion of its counsel, Jones Day, dated the closing date of the merger, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In rendering these opinions, counsel may require and rely upon representations contained in letters and certificates to be received from Exult and Hewitt. If any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. In addition, in connection with the filing of the registration statement, Jones Day, as counsel to Hewitt, and Gibson, Dunn & Crutcher LLP, as counsel to Exult, have delivered to Hewitt and Exult, respectively, their opinions, dated August 13, 2004, based on facts, representations and assumptions set forth or referred to in such opinions and factual representations contained in certificates of officers of Hewitt and Exult, all of which must continue to be true and accurate as of the effective time, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. These tax opinions are not binding on the courts or the Internal Revenue Service. Neither Hewitt nor Exult intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

Assuming that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, the following material federal income tax consequences will result from the merger:

•	no gain or loss will be recognized by Exult stockholders who receive shares of Hewitt Class A common stock in exchange for shares of Exult common stock, except with respect to cash received instead of fractional share interests in Hewitt Class A common stock;

•	the aggregate basis of the Hewitt Class A common stock received in the merger will be the same as the aggregate basis of the Exult common stock for which it is exchanged, less the portion of any basis in the Exult common stock that is allocable to fractional share interests in Hewitt Class A common stock for which cash is received;

•	the holding period of Hewitt Class A common stock received in exchange for shares of Exult common stock will include the holding period of the Exult common stock for which it is exchanged;

•	an Exult stockholder who receives cash instead of a fractional share of Hewitt Class A common stock will be treated as having received the fractional share of Hewitt Class A common stock pursuant to the merger and then as having exchanged the fractional share of Hewitt Class A common stock for cash in a redemption by Hewitt. As a result, an Exult stockholder generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in his, her or its fractional share of Hewitt Class A common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares is greater than one year. The deductibility of capital losses is subject to limitations; and

•	no gain or loss will be recognized by Hewitt, Eagle Merger Corp. or Exult on the exchange of shares of Exult common stock for shares of Hewitt Class A common stock in the merger.

If the Internal Revenue Service determines successfully that the merger is not a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, Exult stockholders would be required to recognize gain or loss with respect to each share of Exult stock surrendered in the merger in an amount equal to the difference between the tax basis in that share of stock and the fair market value of the Hewitt Class A common stock received in exchange therefor. In such event, an Exult stockholder’s aggregate tax basis in the Hewitt Class A common stock received in the merger would equal its fair market value, and the stockholders holding period for the Hewitt Class A common stock would begin the day after the merger.

Backup Withholding and Information Reporting

Payments of cash to a holder of Exult common stock instead of a fractional share of Hewitt Class A common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Accounting Treatment

In accordance with accounting principles generally accepted in the United States, Hewitt will account for the merger using the purchase method of accounting. Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Exult as of the effective time of the merger will be recorded at their respective fair values and added to those of Hewitt. Any excess of purchase price over the fair values is recorded as goodwill. Financial statements of Hewitt issued after the merger would reflect these fair values and would include the historical financial position and results of operations of Exult from the acquisition date forward. See “Unaudited Pro Forma Combined Financial Information” on page 105.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. This description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference in this document. We urge you to read the merger agreement carefully and in its entirety.

Terms of the Merger

The merger agreement provides for the merger of Eagle Merger Corp., a newly formed wholly owned subsidiary of Hewitt with and into Exult. Exult will be the surviving corporation in the merger. In the merger, each share of Exult common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive 0.2 of a share of Hewitt Class A common stock.

Hewitt will not issue any fractional shares of Hewitt Class A common stock in the merger. Instead, an Exult stockholder who otherwise would have received a fraction of a share of Hewitt Class A common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying the fraction of a share of Hewitt Class A common stock to which the holder would otherwise be entitled by the weighted average of the closing sale prices of Hewitt Class A common stock on the NYSE composite transactions tape as reported by The Wall Street Journal for the 10 full trading days immediately preceding the date of the effective time of the merger.

The merger agreement contemplates that at completion of the merger, the Hewitt board of directors will have 12 members. Ten of the members will be individuals who are currently Hewitt directors, one will be an individual who is currently a director of Exult who qualifies as an independent director of Hewitt under the NYSE definition and will be selected by Exult’s board of directors and approved by the Nominating and Corporate Governance Committee of Hewitt’s board and one will be the designee of one of the General Atlantic Partnerships.

The certificate of incorporation and bylaws of Eagle Merger Corp. as in effect immediately prior to the effective time will be Exult’s certificate of incorporation and bylaws upon completion of the merger, except that the name of the surviving corporation will be Exult, Inc.

Treatment of Exult Stock Options and Other Equity-Based Awards

Exult Stock Options

The merger agreement provides that, at the effective time of the merger, each outstanding and unexercised stock option to acquire shares of Exult common stock granted under the Exult stock option plans will cease to represent the right to acquire or receive shares of Exult common stock and will be converted into, and become a one-time right, to receive a payment equal to the difference (to the extent the difference is a positive number) between:

•	the product of the weighted average of the closing sale prices of Hewitt Class A common stock on the NYSE composite transactions tape as reported by The Wall Street Journal for the ten full trading days immediately preceding the date of the effective time of the merger multiplied by the exchange ratio; and

•	the exercise price per share of Exult common stock of such Exult stock option.

Exult Restricted Common Stock

The merger agreement provides that, at the effective time of the merger, each outstanding share of Exult common stock that is a restricted stock right of any kind granted under the Exult stock plans will cease to represent a share of Exult restricted common stock and will be converted into a right to receive the number of shares of Hewitt Class A common stock on the same basis as all other Exult common shares are converted into Hewitt Class A common stock and be subject to the same terms and conditions as were applicable under the Exult restricted common stock but taking into account any changes to the Exult restricted common stock, including if applicable its acceleration, provided for in the Exult stock plans or in any award agreement by reason of the merger agreement or the transactions contemplated by the merger agreement.

Prior to the effective time of the merger, Exult will use its commercially reasonable efforts to obtain all necessary consents or releases from holders of Exult stock options under the Exult stock plans or holders of Exult restricted common stock requested by Hewitt and take all such other lawful action as may be requested by Hewitt to give effect to the cash-out of the Exult stock options and the roll-over of the Exult restricted common stock. As of the effective time of the merger, the Exult stock plans will terminate and the provisions in any Exult plan providing for the issuance or grant of any Exult restricted common stock or any other interest in respect of the capital stock of Exult will be canceled.

Exult Warrant

At the effective time of the merger, the sole outstanding warrant to purchase shares of Exult common stock will be converted into a warrant to purchase shares of Hewitt Class A common stock. The new warrant will remain subject to the terms and conditions applicable to it prior to the assumption by Hewitt in the merger. The new warrant beginning April 23, 2005, will be exercisable for 200,000 shares of Hewitt Class A common stock at an exercise price equal to the greater of $37.75 per share or the difference between market price (based on the mean closing price for the 5 days prior to the exercise) and $51.80.

Exult Employee Stock Purchase Program

Exult’s employee stock purchase plan will be terminated prior to the completion of the merger.

Closing Conditions and Effective Time of the Merger

The merger will be completed only if all of the following conditions are satisfied or waived:

•	the merger agreement is adopted by Exult’s stockholders and Hewitt’s stockholders approve the merger agreement and the issuance of Hewitt shares in the merger;

•	any waiting period applicable to the completion of the merger under the HSR Act shall have expired or been terminated;

•	the shares of Hewitt Class A common stock to be issued in the merger are authorized for listing on the NYSE;

•	the registration statement of which this joint proxy statement/prospectus is a part has become effective;

•	no injunction or law is in place prohibiting the merger or making it illegal;

•	there is no material breach of the parties’ representations, warranties or covenants;

•	there has been no material adverse change in Hewitt or Exult; and

•	the parties receive the tax opinions described in this joint proxy statement/prospectus.

Hewitt and Exult cannot provide assurance as to when or if all of the conditions of the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, neither Hewitt nor Exult have any reason to believe that any of these conditions will not be satisfied.

The merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware. The completion of the merger is to occur no later than the second business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date. It currently is anticipated that the effective time of the merger will occur around the end of Hewitt’s fiscal year, September 30, 2004, but Hewitt and Exult cannot guarantee when or if the merger will be completed.

Representations, Warranties, Covenants and Agreements

Representations and Warranties

The merger agreement contains customary representations and warranties of Hewitt and Exult relating to their respective businesses. The accuracy of the representations and warranties of the parties is a condition to completion of the merger, but no representation will be deemed untrue or incorrect as a consequence of the existence or absence of any fact or event unless that fact or event has had or is reasonably likely to have a material adverse effect on the company making the representation. The representations in the merger agreement do not survive the effective time of the merger.

Each of Hewitt and Exult has made representations and warranties regarding, among other things:

•	corporate matters, including due organization, qualification and capitalization;

•	its authority relative to execution of the merger agreement and consummation of the transactions contemplated thereby;

•	the absence of conflicts with organizational documents, injunctions, laws or other obligations as a result of the merger;

•	required governmental filings and consents;

•	filing and accuracy of reports filed with governmental entities, including with the SEC;

•	its financial statements;

•	the absence of material adverse effects;

•	knowledge of facts or circumstances that could prevent the merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	legal proceedings and compliance with applicable laws;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents; and

•	the stockholder vote necessary to approve the merger agreement and the merger and, in the case of Hewitt, the issuance of shares of Class A common stock pursuant to the merger agreement.

In addition, Exult has made other representations and warranties about itself to Hewitt regarding, among other things:

•	tax matters;

•	employee benefit matters;

•	contract matters;

•	real and personal property matters;

•	intellectual property matters;

•	environmental matters; and

•	client matters.

Covenants and Agreements

Exult has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger or the termination of the merger agreement. In general, Exult agrees to:

•	conduct its business in the ordinary course in all material respects;

•	use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and employees; and

•	take no action that would adversely affect or materially delay the ability of Exult, Hewitt or Eagle Merger Corp. to obtain any necessary regulatory approvals, perform its covenants or complete the transaction.

Exult further agreed that, with certain limited exceptions, Exult will not, among other things, undertake the following actions without Hewitt’s prior written consent:

•	incur indebtedness or in any way assume the indebtedness of another person in excess of $5.0 million in the aggregate;

•	adjust, split, combine or reclassify any capital stock of Exult or its subsidiaries;

•	make, declare or pay any dividends or other distributions on any shares of its capital stock or redeem, purchase or otherwise acquire any shares of its capital stock;

•	grant any stock appreciation rights or stock purchase rights, except grants to newly-hired employees of Exult who are not officers or directors made in the ordinary course of business;

•	issue shares or stock options, except to satisfy Exult’s outstanding options, warrants and convertible notes or pursuant to Exult’s Employee Stock Purchase Plan;

•	except in the ordinary course of business and as contemplated by the merger agreement with respect to employees of Exult who are not directors or executive officers:

•	increase any compensation or benefits;

•	pay any pension or retirement allowance;

•	pay any bonus, except that for Exult’s partial compensation year from January 1, 2004 until the completion of the merger, Exult may pay cash bonuses to employees of Exult and its subsidiaries worldwide, including Exult executive officers, pursuant to guidelines established and administered by the compensation committee of Exult’s board of directors and its determination that the applicable performance criteria have been met, in an aggregate amount of up to $4.0 million and Hewitt has agreed to consult in good faith with Exult in the event that the compensation committee of Exult’s board of directors determines that the maximum amount of these bonuses should be increased to $6.0 million, but Hewitt has no obligation to agree to any such increase;

•	enter into any employee benefit plan; and

•	accelerate the vesting of or lapse of restrictions with respect to Exult restricted common stock granted to directors and executive officers of Exult;

•	other than existing cost reduction initiatives, sell, transfer, mortgage, encumber or otherwise dispose of any assets or properties, in each case that is material to Exult and its subsidiaries;

•	other than in the ordinary course of business, cancel, release or assign any indebtedness, in each case that is material to Exult and its subsidiaries;

•	enter into any new line of business or change any of its technology or operating policies material to Exult and its subsidiaries other than in the ordinary course of business or as required by applicable law or to accommodate a material client request or need;

•	acquire by merging or consolidating or by purchase of securities or assets or by other manner, any other person’s business, or acquire any material assets other than acquisitions of assets of clients in connection with providing services in the ordinary course of business;

•	knowingly take any action or fail to take any action reasonably likely to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend any charter documents, take any action to exempt a person from applicable state takeover laws or terminate, amend or waive any provisions of any confidentiality or standstill agreements with any third parties;

•	settle any material claim, except in the ordinary course of business or reserved for in the accounts of Exult;

•	take any action that is reasonably likely to result in any representations or warranties under the merger agreement becoming untrue in any material respect or in any of the conditions to complete the merger not being satisfied, except as required by law;

•	materially change its methods or principles of accounting or make or change any tax election, except as required by applicable GAAP or the SEC;

•	take any action that would materially delay necessary governmental or regulatory approvals;

•	amend in any material respect or waive any material rights under any material contract, except in the ordinary course of business;

•	enter into any material agreement, except in the ordinary course of business;

•	adopt or recommend a plan of complete or partial dissolution, merger or consolidation, recapitalization, restructuring or other reorganization, except the merger;

•	enter into any agreement which would grant to a third party following the merger any right of license to any material intellectual property owned by Hewitt and its subsidiaries; or

•	expend funds or incur liabilities for capital expenditures in excess of the amounts set forth in Exult’s 2004 capital expenditure budget.

Hewitt agreed not to, among other things, undertake the following actions without Exult’s prior written consent:

•	adjust, split, combine or reclassify any of its capital stock;

•	amend its charter documents;

•	knowingly take any action or fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization;

•	take any action that would materially delay necessary governmental or regulatory approvals;

•	adopt or recommend a plan of complete or partial dissolution;

•	take any action that is reasonably likely to result in any representations or warranties under the merger agreement becoming untrue in any material respect or in any of the conditions to complete the merger not being satisfied, except as required by law; or

•	declare or pay any dividend or other distribution on any shares of its capital stock, other than repurchases of Hewitt capital stock or cash dividends of no more than $0.25 per share per quarter.

The merger agreement also contains mutual covenants relating to the preparation of this joint proxy statement/prospectus, the holding of special meetings of Hewitt stockholders and Exult stockholders, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.

Employee Benefit Matters

The merger agreement provides that, after completion of the merger and until the benefits transition date (as defined below), Hewitt will provide Exult employees with employee benefits and compensation plans, programs and arrangements that, in Hewitt’s reasonable judgment, in the aggregate are not substantially less valuable to Exult employees than are the employee benefits and compensation, excluding severance arrangements, plans, programs and arrangements, provided by Exult or its subsidiaries to such employees as of the business day immediately preceding the date of the merger agreement. Hewitt will be deemed to be in compliance with this covenant if it makes provision so that Exult employees become eligible to participate in benefit plans provided to similarly situated employees of Hewitt and its subsidiaries.

From and after January 1, 2006, or such earlier or later date on which Exult employees become eligible to participate in benefit plans provided to similarly situated employees of Hewitt, referred to as the “benefits transition date,” Hewitt will:

•	provide all Exult employees with service credit for all periods of employment with Exult or its subsidiaries prior to the benefits transition date (or such prior date as Exult has recognized as a service date) for purposes of eligibility, participation and vesting (with limited exceptions) under any Hewitt benefit plan in which Exult employees are eligible to participate;

•	where reasonably practicable and subject to certain limitations, cause the waiver, to the extent waived under the Exult plan, of any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any Hewitt welfare benefit plans for Exult employees and their eligible dependents; and

•	where reasonably practicable, give the Exult employees and their eligible dependents credit toward certain plan year deductibles and annual out-of-pocket limits for expenses under Hewitt welfare benefit plans to the extent incurred for such plan year prior to the benefits transition date.

Exult has suspended the purchase of Exult common stock pursuant to the employee stock purchase plan, which will be terminated immediately prior to the completion of the merger.

Agreement Not to Solicit Other Offers

Exult also has agreed that it, its subsidiaries and their officers, directors, employees, agents and representatives will not, directly or indirectly:

•	solicit, initiate, or knowingly encourage or facilitate any inquiries or proposals for any acquisition proposal (as defined below); or

•	participate in any discussions or negotiations, or enter into any agreement, regarding any alternative transaction (as defined below).

However, prior to obtaining Exult stockholder approval, Exult may consider and participate in discussions and negotiations with respect to a bona fide written acquisition proposal if:

•	it has first entered into a confidentiality agreement with the person proposing the acquisition proposal on terms no less favorable to Exult than those contained in the confidentiality agreement with Hewitt; and

•	such acquisition proposal constitutes, or could reasonably lead to a superior proposal (as defined below).

Exult has agreed to:

•	notify Hewitt promptly (but in no event later than 24 hours) after it receives any acquisition proposal, or any material change to any acquisition proposal, or any request for nonpublic information relating to Exult or any of its subsidiaries by any person that has informed Exult that it is considering making an acquisition proposal, and to provide Hewitt with relevant information regarding the acquisition proposal or request;

•	keep Hewitt fully informed, on a reasonably current basis, of any material changes in the status and any material changes in the terms of any such acquisition proposal;

•	provide to Hewitt as soon as practicable with copies of all correspondence and other written material provided to Exult from any third party in connection with any acquisition proposal or provided by Exult to any third party in connection with any acquisition proposal; and

•	cease any existing discussions or negotiations with any persons with respect to any acquisition proposal, and to use its reasonable best efforts to cause all persons other than Hewitt who have been furnished with confidential information in connection with an acquisition proposal within the 12 months prior to the date of the merger agreement to return or destroy such information.

An “acquisition proposal” means any inquiry or proposal regarding any merger, reorganization, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving Exult or any of its subsidiaries that, if completed, would constitute an alternative transaction.

An “alternate transaction” means any of the following:

•	a transaction pursuant to which any person (or group of persons) other than Hewitt or its subsidiaries, directly or indirectly, acquires or would acquire more than 10% of the outstanding shares of Exult common stock or outstanding voting power of any new series or new class of Exult preferred stock that would be entitled to a class or series vote with respect to the merger, whether from Exult or pursuant to a tender offer or exchange, reorganization or otherwise;

•	a merger, share exchange, consolidation or other business combination involving Exult (other than the merger being described here);

•	any transaction pursuant to which any person (or group of persons) other than Hewitt or its subsidiaries acquires or would acquire control of assets (including, for this purpose, the outstanding equity securities of subsidiaries of Exult and securities of the entity surviving any merger or business combination including any of Exult’s subsidiaries) of Exult or any of its subsidiaries representing more than 10% of the fair market value of all the assets, net revenues or net income of Exult and its subsidiaries, taken as a whole, immediately prior to such transaction;

•	any other consolidation, business combination, recapitalization or similar transaction involving Exult or any of its subsidiaries, other than the transactions contemplated by the merger agreement, as a result of which the holders of shares of Exult common stock immediately prior to such transaction do not, in the aggregate, own at least 90% of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in the transaction immediately after the completion of the transaction; or

•	any other transaction that is conditioned or predicated on the merger not being completed in accordance with the terms of the merger agreement or is intended or could reasonably be expected to result in the merger not being completed.

Transfers among the General Atlantic Partnerships and their affiliates will not be deemed to be an alternative transaction.

A “superior proposal” means a bona fide written proposal, not solicited by Exult or its representatives that if consummated would result in a third party, or its stockholders, owning, directly or indirectly, more than 50% of the shares of Exult common stock, or the surviving entity in a merger, or all or substantially all of the assets of Exult and its subsidiaries taken as a whole, which the Exult board of directors determines in good faith (after consultation with a financial advisor and outside legal counsel) to be:

•	more favorable to the stockholders of Exult from a financial point of view than the merger and the transactions contemplated by the merger agreement (taking into account all the terms and conditions of such proposal and the merger agreement including any changes to the financial terms of the merger agreement proposed by Hewitt in response to such offer or otherwise); and

•	reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Amendment, Waiver and Termination of the Merger Agreement

Amendment

Subject to applicable law, Hewitt and Exult may amend the merger agreement by written agreement by action taken or authorized by their respective boards of directors. However, after any approval of the transactions contemplated by the merger agreement by the Exult stockholders and Hewitt stockholders, there may not be, without further approval of those stockholders, any amendment of the merger agreement that changes the amount or the form of the consideration to be delivered to the holders of Exult common stock in the merger other than as contemplated by the merger agreement.

Waiver

Hewitt and Exult, by action taken or authorized by their respective boards of directors, may:

•	extend the time for the performance of any of the obligations or other acts of the other;

•	waive any inaccuracies in the representations and warranties of the other; or

•	waive compliance by the other with any of the other agreements or conditions contained in the merger agreement, except that after approval of the merger transactions by the stockholders of Exult, there may not be, without further approval of such stockholders, any extension or waiver that reduces the amount or changes the form of consideration to be delivered to the Exult stockholders in the merger.

Termination and Effect of Termination

If the merger agreement is terminated, it will become void, and there will be no liability on the part of Hewitt or Exult, except that:

•	termination will not relieve a breaching party from liability for any willful breach of the provisions of the merger agreement; and

•	the confidentiality agreement between the parties will survive termination.

In addition, the merger agreement can be terminated at any time prior to closing by either party in the following circumstances with the following obligations to pay a termination fee:

Termination Event	Termination Fee
By mutual consent of Exult and Hewitt	None.

By either Exult or Hewitt if any governmental entity issues a final nonappealable order enjoining or prohibiting the merger.	None.

By either Exult or Hewitt if the requisite Exult stockholder approval is not obtained at the Exult stockholders’ meeting, except Exult may not terminate the agreement if the failure to obtain stockholder approval was caused by an action or failure to act of Exult that constitutes a material breach of the merger agreement by Exult.

Exult will pay Hewitt a $30.0 million termination fee if:

•      prior to the Exult stockholders’ meeting, a proposal for a company acquisition (as defined below) of Exult is publicly announced and not withdrawn; and

•      within 18 months of termination of the merger agreement, Exult completes a company acquisition.

The fee will be paid on the date of such consummation.

Termination Event	Termination Fee
By either Exult or Hewitt if the requisite Hewitt stockholder approval is not obtained at the Hewitt stockholders’ meeting, except Hewitt may not terminate the agreement if the failure to obtain stockholder approval was caused by an action or failure to act of Hewitt that constitutes a material breach of the merger agreement by Hewitt.

Hewitt will pay Exult a $10.0 million termination fee if Hewitt stockholder approval is not obtained (unless Hewitt is otherwise entitled to terminate the merger agreement) or a $30.0 million termination fee if the following conditions have also been met:

•      prior to the Hewitt stockholders’ meeting, a proposal for a Hewitt takeover acquisition is publicly announced and not withdrawn;

•      Hewitt takeover acquisition proposal for Hewitt is conditioned on the merger not being completed in accordance with the terms of the merger agreement or is intended or could reasonably be expected to result in the merger not being so completed; and

•      within 18 months of termination of the merger agreement, Hewitt completes a Hewitt takeover acquisition.

By either Exult or Hewitt if the merger has not been completed by January 31, 2005, unless the failure to complete the merger by that date is due to the failure of the terminating party to perform or observe its covenants set forth in the merger agreement.

Exult will pay Hewitt a $30.0 million termination if:

•      prior to the Exult stockholders’ meeting, a proposal for a company acquisition of Exult is publicly announced and not withdrawn; and

•      within 18 months of termination of the merger agreement, Exult completes a company acquisition.

Hewitt will pay Exult a $30.0 million termination fee if:

•      prior to the Hewitt stockholders’ meeting, a proposal for a Hewitt takeover acquisition proposal for Hewitt is publicly announced and not withdrawn;

•      Hewitt stockholder approval is not obtained at the time of termination of the merger agreement and the Hewitt takeover acquisition proposal for Hewitt is conditioned on the merger not being completed in accordance with the terms of the merger agreement or is intended or could reasonably be expected to result in the merger not being so completed; and

•      within 18 months of termination of the merger agreement, Hewitt completes a Hewitt takeover acquisition.

By either Exult or Hewitt if there is a breach of the provisions of the merger agreement by the other party that would result, if occurring or continuing on the closing date, in the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 45 days of notice of the breach.

Exult will pay Hewitt a $30.0 million termination fee if:

•      Hewitt terminates the merger agreement;

•      prior to the termination of the merger agreement, a company acquisition proposal for Exult is publicly announced and not withdrawn;

Termination Event	Termination Fee

•      following such company acquisition proposal Exult intentionally breaches the merger agreement and that breach materially contributes to the delay in completion of the merger; and

•      within 18 months of termination of the merger agreement, Exult completes a company acquisition.

By Hewitt in the event of an adverse recommendation change by the Exult board of directors.	Exult will pay Hewitt a $30.0 million termination fee on the business day following such termination unless Exult is otherwise entitled under certain provisions to terminate the merger agreement.

By Exult if the Exult board of directors shall have exercised its rights to pursue a superior proposal.	Exult will pay Hewitt a $30.0 million termination fee prior to termination.

By Hewitt if a specified material adverse effect shall have occurred with regards to Exult since June 15, 2004.

Exult will pay Hewitt a $30.0 million termination fee if:

•      prior to the termination of the merger agreement, a company acquisition proposal for Exult is publicly announced and not withdrawn;

•      following such company acquisition proposal Exult intentionally breaches the merger agreement and that breach materially contributes to the delay in completion of the merger; and

•      within 18 months of termination of the merger agreement, Exult completes a company acquisition.

By Exult if a specified material adverse effect shall have occurred with regards to Hewitt since June 15, 2004.	None.

By Hewitt in order to enter into an agreement for an acquisition of Hewitt by a third party.	Hewitt will pay Exult a $30.0 million termination fee prior to termination.

A “company acquisition” means any of the following:

•	any merger, reorganization, share exchange, consolidation, recapitalization or other business combination involving Exult or any of its subsidiaries which, upon consummation, would result in a change in the majority of the Exult board of directors and as a result of which the holders of shares of common stock of Exult immediately prior to such transaction do not, in the aggregate, own at least 50% of the surviving or resulting entity in such transaction;

•	any transaction pursuant in which any person (or group of persons) acquires or would acquire control of voting securities of Exult representing more than 50% of the voting securities of Exult; or

•	any purchase of all or substantially all of the assets of Exult and its subsidiaries, taken as a whole;

in each case, other than the transactions contemplated by the merger agreement, and provided, that “company acquisition” does not include any transaction whereby General Atlantic Partners, LLC and its affiliates acquire more than 50% of the voting securities of Exult unless such transaction is a “Rule 13e-3 transaction” as defined in Rule 13e-3(a)(3) under the Exchange Act.

A “Hewitt takeover acquisition” means any of the following:

•	any merger, reorganization, share exchange, consolidation, recapitalization or other business combination involving Hewitt or its subsidiaries which, upon consummation, would result in a change in the majority of the board of directors of Hewitt and as a result of which the holders of shares of common stock of Hewitt immediately prior to such transaction do not, in the aggregate, own at least 50% of the surviving or resulting entity in such transaction;

•	any transaction pursuant to which any person (or group of persons) acquires or would acquire control of voting securities of Hewitt representing more than 50% of the voting securities of Hewitt; or

•	any purchase of all or substantially all of the assets of Hewitt and its subsidiaries, taken as a whole.

Expenses and Fees

Except for the termination fees described above, generally each of Hewitt and Exult will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger, other than the fee to be paid in connection with the filing under the HSR Act, shall be borne equally by Exult and Hewitt.

Resales of Hewitt Stock by Affiliates

Affiliates of Exult, as defined under Rule 145 under the Securities Act, generally may not sell their shares of Hewitt Class A common stock acquired in the merger, except pursuant to an effective registration statement under the Securities Act, in compliance with Rule 145 or pursuant to another applicable exemption from the registration requirements of the Securities Act. Affiliates include directors, executive officers, and beneficial owners of 10% or more of any class of capital stock of Exult.

Under the merger agreement, Exult has agreed to use its reasonable best efforts to cause persons that are affiliates of Exult to deliver letter agreements by which each affiliate agrees, among other things, not to offer to sell, transfer or otherwise dispose of any of the shares of Hewitt Class A common stock distributed to him, her or it pursuant to the merger, except in compliance with Rule 145, in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or in an offering registered under the Securities Act. Hewitt may place restrictive legends on Hewitt stock certificates that are issued to persons who are deemed to be affiliates of Exult under the Securities Act.

This joint proxy statement/prospectus does not cover any resales of Hewitt Class A common stock received in the merger by any person who may be deemed an affiliate of Exult.

STOCKHOLDERS AGREEMENTS RELATING TO THE MERGER

The following describes the material provisions of the stockholders agreements relating to the merger:

•	a stockholders agreement among Hewitt and the General Atlantic Partnerships, referred to as the “General Atlantic stockholders agreement;”

•	stockholders agreements among Hewitt and members of senior management of Exult, referred to as the “Exult management stockholders agreements;” and

•	a stockholders agreement among Exult and members of senior management of Hewitt, referred to as the “Hewitt management stockholders agreement.”

These stockholders agreements contain, among other things, agreements of the stockholders to support the merger. The following description is subject to the full text of, and qualified in its entirety by reference to, the stockholders agreements, which are filed as exhibits to this joint proxy statement/prospectus and are incorporated by reference in this joint proxy statement/prospectus. We urge you to read the stockholders agreements carefully and in their entirety.

The General Atlantic Stockholders Agreement

Support of the Merger

The General Atlantic stockholders agreement is between Hewitt and the General Atlantic Partnerships. The Exult board of directors approved the entry into the General Atlantic stockholders agreement by the General Atlantic Partnerships for purposes of Section 203 of the Delaware General Corporation Law. Unless the merger agreement is terminated, the General Atlantic Partnerships have agreed to vote their shares of Exult common stock:

•	in favor of adoption of the merger agreement and the approval of other actions contemplated by the merger agreement;

•	against any action, failure to act or agreement that would to its knowledge result in a material breach of any representation, warranty or covenant of Exult under the merger agreement; and

•	except as otherwise agreed to in writing by Hewitt, against the following actions:

•	any acquisition proposal or alternative transaction;

•	any change in a majority of the individuals who constitute the Exult board of directors;

•	any material change in the present capitalization of Exult, including any proposal to sell a substantial equity interest in Exult or any of its subsidiaries;

•	any amendment of the Exult charter documents;

•	any other change in Exult’s corporate structure or business; or

•	any other action which is intended to or would impede, interfere with, delay, postpone or materially adversely affect the merger and the transactions contemplated by the merger agreement.

The General Atlantic Partnerships have given Hewitt an irrevocable proxy to vote their Exult common shares in this manner. This proxy will terminate if the merger agreement is terminated or the merger is completed.

Transfer Restrictions

The General Atlantic Partnerships have agreed not to sell their Exult common stock prior to the merger, unless and until the merger agreement is terminated.

The General Atlantic Partnerships have agreed not to sell, transfer or otherwise dispose of their shares of Hewitt Class A common stock into which shares of Exult common stock are converted in the merger until June 27, 2006. However, the General Atlantic Partnerships are permitted to sell these Hewitt shares in the following circumstances:

•	The General Atlantic Partnerships may participate in any secondary offering of Hewitt common stock by the Hewitt Class B and Class C stockholders (see “Description of Hewitt Capital Stock—

Restrictions on Class B and Class C Common Stock” on page 92 for a description of the Hewitt Class B and Class C stockholders arrangements) if a secondary offering is initiated prior to the six month anniversary of the effective time of the merger.

•	The number of shares of Hewitt Class A common stock that the General Atlantic Partnerships may include in that secondary offering will be equal to the number of shares that it could have sold under the “dribble out” provisions of Rule 144 under the Securities Act (generally for any three-month period, the greater of 1% of the outstanding Hewitt Class A shares and the four week average NYSE trading volume in Hewitt Class A shares) during the period from the completion of the merger to the 90th day after the completion of the secondary offering, or any shorter period as to which the General Atlantic Partnerships may be required to lock-up their shares (we refer to this period as the “secondary offering period”), but the amount of shares that the General Atlantic Partnerships may include in the secondary offering will be subject to reduction if the inclusion of them (as determined by the lead underwriter) would adversely affect the pricing of the offering.

•	Following the earlier of the expiration of the secondary offering period and the six month anniversary of the effective time of the merger, the General Atlantic Partnerships may transfer a number of shares of Hewitt Class A common stock that it could sell under the Rule 144 “dribble out” provisions (even if those provisions have ceased to apply under Rule 145(d) under the Securities Act, unless the reason those restrictions no longer apply is that the General Atlantic designee has not been elected to the Hewitt board of directors).

•	If the General Atlantic Partnerships would be entitled to sell under the preceding paragraph prior to June 27, 2005, it will nevertheless not sell prior to June 27, 2005 if Hewitt is pursuing a public offering of Class A common stock and the General Atlantic Partnerships’ Hewitt Class A shares that would have been included in a Hewitt secondary offering as described in the first bullet above are in fact included in the secondary offering without reduction for adverse effects on pricing.

No Solicitation

The General Atlantic Partnerships have agreed not to solicit or facilitate or enter into discussions or negotiations as to an acquisition proposal for Exult and to provide notices and information to Hewitt about any acquisition proposal on substantially the same terms as apply to Exult under the merger agreement. See “The Merger Agreement—Agreement Not to Solicit Other Offers.” These provisions terminate if the merger agreement is terminated.

Nothing in the General Atlantic stockholders agreement will be deemed to require the General Atlantic Partnerships or any of its representatives who is also a member of the Exult board of directors to take any action or refrain from taking any action in his capacity as a member of the Exult board of directors to the extent such action is permitted by the merger agreement.

Hewitt Board Representation

One of the General Atlantic Partnerships may elect to designate a person for election to the Hewitt board of directors as of the effective time of the merger. After the effective time of the merger, Hewitt will use its reasonable best efforts to cause a General Atlantic designee to be included in the slate of directors for election by Hewitt’s stockholders and be elected to such position. This right expires if the General Atlantic Partnerships and their controlled affiliates cease to beneficially own more than 50% of the Hewitt Class A common stock acquired by the General Atlantic Partnerships in the merger.

The General Atlantic designee must possess such qualifications and meet such standards as are applicable to all members of the Hewitt board of directors (whether under law, rule or regulation or as established by the Hewitt board of directors) at the time for the election of such General Atlantic designee to the Hewitt board of directors, and must be nominated for such election by the Nominating and Corporate Governance Committee of

the Hewitt board of directors. If such committee at any time determines that a particular individual as the General Atlantic designee does not have the requisite qualifications or that their fiduciary duties preclude them from nominating a General Atlantic designee for election to the Hewitt board of directors, the General Atlantic Partnerships will have a reasonable opportunity to designate a substitute designee.

Registration Rights

Under the General Atlantic stockholders agreement, the General Atlantic Partnerships will be entitled to cause Hewitt to register Hewitt Class A common stock beneficially owned by them and received pursuant to the merger in accordance with the terms and conditions of their existing registration rights agreement with Exult. The rights of the General Atlantic Partnerships under the Exult registration rights agreement will be subject to the following conditions:

•	Except in accordance with the transfer restrictions described above, the General Atlantic Partnerships may not exercise any of its registration rights under the Exult registration rights agreement until after June 27, 2006; and

•	The General Atlantic Partnerships’ exercise of any of their rights under the Exult registration rights agreement will be subordinate to the rights of holders of Hewitt Class B and Class C common stock issued in connection with Hewitt’s initial public offering and in any registration and sale of Hewitt Class A common stock (and the Class B and Class C stockholders will have priority over the parties to the Exult registration rights agreement in such registration and sale) in the event of any underwriter or other cutbacks.

The Exult Management Stockholders Agreements

Kevin M. Campbell, Richard H. Jones, James C. Madden, V., Michael J. Salvino and Stephen M. Unterberger, each members of Exult management, entered into a stockholders agreement with Hewitt in connection with the merger agreement.

Support of the Merger

The Exult management stockholders agreed to vote their shares of Exult common stock in favor of the merger and to support the merger and grant a proxy to Hewitt on substantially the same terms applicable to the General Atlantic Partnerships as described above under “—The General Atlantic Stockholders Agreement— Support of the Merger.”

Transfer Restrictions

The Exult management stockholders have agreed not to sell their Exult common stock prior to the merger, unless the merger agreement is terminated.

The Exult management stockholders have agreed to transfer restrictions that are substantially the same as the restrictions on sales that apply to the Hewitt Class B and Class C stockholders, subject to limited exceptions for sales of restricted stock by Mr. Campbell and a potentially shorter restriction period for Mr. Madden.

No Solicitation

The Exult management stockholders, like the General Atlantic Partnerships, have agreed not to solicit or facilitate or enter into discussions or negotiations as to an acquisition proposal for Exult and to provide Hewitt with notices and information about any acquisition proposal on substantially the same terms as apply to Exult under the merger agreement. See “The Merger Agreement—Agreement Not to Solicit Other Offers” on page 80. These provisions terminate if the merger agreement is terminated.

Registration Rights

The Exult registration rights agreement will terminate and be of no further force and effect as to James Madden and any of his affiliates as of the effective time of the merger.

Non-Competition; Non-Solicitation of Clients and Employees

Under the Exult management stockholders agreements, each Exult management stockholder agreed not to (i) engage in or have any economic interest in any competing business of certain specified competitors within a specified territory, (ii) provide human resources business processing services to any company that has been a client of Exult during the 24 months preceding the effective time of the merger, (iii) knowingly solicit or accept any business pertaining to Exult’s business from certain specified clients of Exult and (iv) knowingly solicit any individual who has been an employee of Exult within six months from the date of such solicitation or hire such individuals to work for any specified clients of or businesses competing with Exult. These restrictions will apply for a period ranging from two to four years after the completion of the merger.

The Hewitt Management Stockholders Agreement

Dale L. Gifford, Daniel J. Holland, Bryan J. Doyle, John M. Ryan and Dan A. DeCanniere, each members of Hewitt senior management, entered into a stockholders agreement with Exult in connection with the merger agreement.

Support of the Merger

The Hewitt management stockholders agreed unless the merger agreement is terminated, to vote their shares of Hewitt common stock at any preliminary vote (i) in favor of the issuance of Hewitt’s Class A common stock pursuant to the merger agreement and the approval of other actions contemplated by the merger agreement and (ii) against any action, failure to act or agreement that would to their knowledge result in a material breach of any representation, warranty or covenant of Hewitt under the merger agreement or of any stockholder under the stockholders agreement. In addition, the Hewitt management stockholders have given Exult an irrevocable proxy to vote their Hewitt common shares in this manner. This proxy will terminate if the merger agreement is terminated or the merger is completed. The Hewitt management stockholders are holders of Hewitt Class A and Class B common stock. The restrictions on transfer applicable to the shares of Class B common stock will continue to apply to the Hewitt management stockholders.

DESCRIPTION OF HEWITT CAPITAL STOCK

A description of Hewitt’s capital stock immediately after the proposed transaction is set forth below. The following description of Hewitt’s capital stock is intended as a summary only and is qualified in its entirety by reference to its amended and restated certificate of incorporation and amended and restated bylaws which are incorporated by reference into this joint proxy statement/prospectus, and to the Delaware General Corporation Law.

General

Hewitt’s authorized capital stock consists of 750,000,000 shares of Class A common stock, par value $0.01 per share, 200,000,000 shares of Class B common stock, par value $0.01 per share, 50,000,000 shares of Class C common stock, par value $0.01 per share and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share.

Class A Common Stock

Dividends. Holders of record of shares of Class A common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes. No dividends may be declared or paid on any share of any other class of common stock, unless a dividend, at the same rate per share, is simultaneously declared or paid on each share of Class A common stock. In the case of a stock dividend or distribution, holders of Class A common stock are entitled to receive the same percentage dividend or distribution as holders of each other class of common stock, except that stock dividends and distributions shall be made in shares of Class A common stock to the holders of Class A common stock.

Voting Rights. Holders of Class A common stock are entitled to one vote per share. Holders of shares of all classes of common stock will vote as a single class on all matters submitted to a vote of stockholders except as otherwise required by law. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences or limitations of the shares of such class of common stock.

Convertibility. The shares of Class A common stock are not convertible into any other class of common stock.

Liquidation Rights. Upon liquidation, dissolution or winding-up of Hewitt, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference in respect of outstanding preferred stock.

Other Provisions. None of the holders of Class A common stock is entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A common stock must be identical to that received by holders of any other class of common stock. No shares of any other class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of Class A common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Class B Common Stock

Dividends. Holders of record of shares of Class B common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes. No dividends may be declared or paid on any share of any other class of common stock, unless a dividend, at the same rate per share, is simultaneously declared or paid on each share of Class B of common stock. In the case of a stock dividend or distribution, holders of Class B common stock are entitled to receive the same percentage dividend or distribution as holders of each other class of common stock, except that stock dividends and distributions shall be made in shares of Class B common stock to the holders of Class B common stock.

Voting Rights. Holders of Class B common stock are entitled to one vote per share. However, the vote of holders of Class B common stock and of the holders of Class C common stock is taken separately from the Class A common stock and, other than in elections of directors, each share of Class B and Class C common stock is voted by a stockholders’ committee (described below) in accordance with the vote of the majority of the shares of Class B and Class C common stock entitled to vote, voting together as a group, in a preliminary vote. In elections of directors, each share of Class B and Class C common stock is voted by the stockholders’ committee in favor of the election of the directors receiving the highest number of votes cast by the holders of Class B and Class C common stock, voting together as a group, in a preliminary vote. Holders of shares of all classes of common stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise required by law. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences or limitations of the shares of such class of common stock.

The votes of Class B and Class C common stock is administered by a stockholders’ committee. The stockholders’ committee is elected by the holders of Class B and Class C common stock, voting together as a group. The stockholders’ committee consists of seven members, each of whom serves a four-year term. The terms of the members of the stockholders’ committee are staggered so that two members generally will be elected each year. The terms of the initial members of the stockholders’ committee do not expire until 2005. Members of the stockholders’ committee may not be directors of Hewitt. No member of the stockholders’ committee may serve more than two terms.

Convertibility. Each share of Class B common stock will automatically be converted into one share of Class A common stock in the event the holder transfers such share to any person other than (i) one of FORE Holdings LLC’s (formerly Hewitt Holdings, LLC) owners, (ii) a former Bacon & Woodrow partner, or (iii) any member of the immediate family of, or any trust for the benefit (or the benefit of the immediate family) of, or certain other entities associated with, such person. All shares of the Class B common stock will automatically be converted into shares of Class A common stock in the event the total number of shares of Class B common stock and Class C common stock outstanding at any time is equal to or less than 10% of the total number of outstanding shares of all classes of common stock.

Liquidation Rights. Upon liquidation, dissolution or winding-up of Hewitt, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference in respect of outstanding preferred stock.

Other Provisions. None of the holders of Class B common stock is entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class B common stock must be identical to that received by holders of any other class of common stock. No shares of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of Class B common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Class C Common Stock

Dividends. Holders of record of shares of Class C common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes. No dividends may be declared or paid on any share of any other class of common stock, unless a dividend, at the same rate per share, is simultaneously declared or paid on each share of Class C common stock. In the case of a stock dividend or distribution, holders of Class C common stock are entitled to receive the same percentage dividend or distribution as holders of each other class of common stock, except that stock dividends and distributions shall be made in shares of Class C common stock to the holders of Class C common stock.

Voting Rights. Holders of Class C common stock are entitled to one vote per share. However, the vote of holders of Class B common stock and the holders of Class C common stock is taken separately from the Class A common stock and, other than in elections of directors, each share of Class B and Class C common stock is voted by the stockholders’ committee in accordance with the vote of the majority of the shares of Class B and Class C common stock entitled to vote on the matter, voting together as a group, in a preliminary vote. In elections of directors, each share of Class B and Class C common stock is voted by the stockholders’ committee in favor of the election of the directors receiving the highest number of votes cast by the holders of Class B and Class C common stock, voting together as a group, in a preliminary vote. Holders of shares of all classes of common stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise required by law. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences or limitations of the shares of such class of common stock.

Convertibility. Each share of Class C common stock will automatically be converted into one share of Class A common stock in the event the holder transfers such share to any person other than (i) one of FORE Holdings LLC’s owners, (ii) a former Bacon & Woodrow partner, or (iii) any member of the immediate family of, or any trust for the benefit (or the benefit of the immediate family) of, or certain other entities associated with, such person. All shares of the Class C common stock will automatically be converted into shares of Class A common stock in the event the total number of shares of Class B and Class C common stock outstanding at any time is equal to or less than 10% of the total number of outstanding shares of all classes of common stock.

Liquidation Rights. Upon liquidation, dissolution or winding-up of Hewitt, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference in respect of outstanding preferred stock.

Other Provisions. None of the holders of Class C common stock is entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class C common stock must be identical to that received by holders of any other class of common stock. No shares of any other class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of Class C common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Surrender of Class C Shares. If the employment of a holder of Class C common stock is terminated before June 27, 2006 (other than as a result of the holder’s death or disability) each share of Class C common stock held by such holder will automatically be converted into a lesser number of shares of Class C common stock calculated according to a formula set forth in Hewitt’s amended and restated certificate of incorporation. The formula provides that the reduction in the number of shares is based on the number of years following Hewitt’s initial public offering that the holder remained one of Hewitt’s employees and the market price of its Class A common stock at the time the holder’s employment was terminated.

If the employment of a holder of Class C common stock is terminated before June 27, 2006 and the holder begins to work for a competitor of ours within two years after the date of termination, the number of shares of Class C common stock held by such holder will be further reduced. Any shares which are so surrendered as a result of the operation of the formula set forth in Hewitt’s amended and restated certificate of incorporation or in connection with early termination of employment will be reissued to the remaining holders of Class C common stock and will remain outstanding.

Restrictions on Class B and Class C Common Stock

Stockholders’ Agreement. As a condition to receiving shares of Class B common stock in the distribution by FORE Holdings LLC, the FORE Holdings LLC owners entered into a stockholders’ agreement whereby the shares received in the distribution would continue to be subject to similar restrictions as when the shares were held by FORE Holdings LLC. Hewitt, FORE Holdings LLC and the FORE Holdings LLC owners or their transferees who received shares of Class B common stock in the distribution from FORE Holdings LLC to the owners are parties to the stockholders’ agreement.

Persons and Shares Covered. The parties to the stockholders’ agreement (other than Hewitt and FORE Holdings LLC) and the persons who from time to time may become parties to the stockholders’ agreement are referred to as “covered persons.”

The stockholders agreement covers:

•	all shares of Class B common stock and Class C common stock beneficially owned by each covered person at the time such covered person entered into the stockholders’ agreement,

•	any shares of Class B common stock and Class C common stock as to which a covered person acquires beneficial ownership after execution of the stockholders’ agreement, and

•	any shares of Class A common stock as to which a covered person acquires beneficial ownership upon conversion of the shares of Class B common stock or Class C common stock beneficially owned by such covered person.

Shares of Class A common stock acquired by covered persons in the open market will not be subject to the stockholders’ agreement. The shares covered by the stockholders’ agreement are referred to as “covered shares.”

Transfer Restrictions. The stockholders’ agreement contains restrictions on transfer whereby each covered person who is an owner or transferee of an owner will be subject to the transfer restrictions described below. Such covered persons are referred to as “owner covered persons.” Each owner covered person may not transfer any covered shares beneficially owned by such owner covered person until the later to occur of June 27, 2005 and the date which is six months after the consummation of the most recent public offering of Hewitt’s Class A common stock prior to June 27, 2005. Each owner covered person may not transfer prior to June 26, 2006 any “goodwill shares” (defined below) beneficially owned by such owner covered person which are still subject to the book to market phase-in discussed below.

Book to Market Phase-in. If a FORE Holdings LLC owner’s employment terminates (other than as a result of an owner’s retirement (subject to certain criteria), death or disability) within four years of Hewitt’s initial public offering (which occurred on June 27, 2002) and before the owner reaches the age of 55 with ten years of service with Hewitt, the number of shares held by the owner will be reduced. The shares held by a terminated owner which may be subject to reduction are referred to as “goodwill shares.” Upon completion of Hewitt’s initial public offering, there were approximately 55,600,000 of these shares. The reduction in the number of goodwill shares is a function of the then current book value and market value of the shares and is calculated according to the formula described below. Book value of Hewitt’s Class A common stock will be determined as of the end of the immediately preceding fiscal quarter for which Hewitt has reported financial results and market value of Hewitt’s Class A common stock will be determined based on the weighted average closing sale price of Hewitt’s Class A common stock as quoted on the NYSE for the five trading days preceding the date of termination.

Specifically, on each anniversary of the initial public offering, if a FORE Holdings LLC owner is one of Hewitt’s employees on that date, such owner’s entitlement to a portion of the goodwill shares will increase, as follows, from book value to market value.

	Entitlement to goodwill shares at book value	Entitlement to goodwill shares at market value
On or prior to June 27, 2003	100%	0%
On or after June 27, 2003 to June 26, 2004	75%	25%
On or after June 27, 2004 to June 26, 2005	50%	50%
On or after June 27, 2005 to June 26, 2006	25%	75%
On or after June 27, 2006	0%	100%

As to any goodwill shares that a FORE Holdings LLC owner is entitled to receive at market value, such shares will not be subject to surrender by the owner. As to any goodwill shares that an owner is entitled to receive at book value, an owner will surrender a number of shares having an aggregate market value equal to the difference between the market value and the book value of such shares. The surrendered shares will be reallocated to the remaining FORE Holdings LLC owners.

If a FORE Holdings LLC owner who is at least 52 years of age and who has been an owner for at least ten years provides twelve months’ prior written notice of intent to retire to the board of directors, such owner will be eligible for a special retiree formula as to entitlement to goodwill shares. Such formula considers the age of the individual and the number of years that person has been an owner. Depending on the combination of these factors, such person would be entitled to between 82% and 100% of his or her book value goodwill shares at market value at that time.

The Chief Executive Officer, Mr. Gifford, has agreed to waive any enhanced rights to goodwill shares at market value due to retirement prior to June 27, 2006, unless his retirement is initiated by Hewitt’s board of directors. In the event of a FORE Holdings LLC owner’s death, the estate of such owner will be entitled to 100% of the goodwill shares at market value. In the event of an owner’s disability, the owner will continue to be treated as an active employee during the disability.

Term. The stockholders’ agreement continues in effect until the first to occur of the termination of the stockholders’ agreement by the affirmative vote of the holders of a majority of the covered shares, such time as the covered shares represent less than 10% of Hewitt’s issued and outstanding shares of common stock, or June 27, 2022. Covered persons are bound by the terms of the stockholders’ agreement for as long as they hold covered shares. Any termination of the book to market phase-in provisions (at any time) would require the approval of the majority of Hewitt’s independent directors.

Waivers and Amendments. The executive committee of FORE Holdings LLC may waive the transfer restrictions for any reason it deems appropriate. Any waiver or amendment to the book to market phase-in provisions requires the approval of Hewitt’s independent directors.

Subject to the foregoing paragraph, the provisions of the stockholders’ agreement may generally be amended or waived by the affirmative vote of the holders of a majority of the covered shares. However, any waiver or amendment materially affecting Hewitt’s rights or obligations or the rights or obligations of either of the stockholders’ committee or the executive committee of FORE Holdings LLC requires the approval of the entity so affected.

Effects of Change in Control. Following the consummation of a change in control of Hewitt, the transfer restrictions applicable to owner covered persons and the voting provisions discussed above will terminate. The book to market phase-in provisions will not be affected by a change in control and will continue to apply with respect to the owner covered person’s shares in the acquiror. However, if a FORE Holdings LLC owner’s employment with Hewitt or the acquiror is terminated without cause within two years following a change in control, the owner will be entitled to all goodwill shares at market value.

Additional Transfer Restrictions. The shares of restricted Class A common stock issued to certain of Hewitt’s key employees may not be transferred prior to June 27, 2005, which period may be extended by six months in certain circumstances, other than through a registered public sale or to the extent Hewitt waives the transfer restrictions. Twenty-five percent of such shares vested on each of June 27, 2003 and 2004. Hewitt has waived the transfer restriction on the shares which vested on June 27, 2003.

Under a transfer restriction agreement entered into between Hewitt and the former partners of Bacon & Woodrow, the shares of Class B common stock and Class C common stock issued to the former partners of Bacon & Woodrow and the shares of Class A common stock issued to the certain key non-partner employees of Bacon & Woodrow may not be transferred prior to June 27, 2005, which period may be extended by six months in certain circumstances, other than transfers to permitted transferees, through a registered public sale, or to the extent Hewitt waives the transfer restrictions. Twenty-five percent of the shares issued to certain key non-partner employees of Bacon & Woodrow vested on each of June 27, 2003 and 2004. Hewitt has waived the transfer restrictions on the shares which vested on June 27, 2003 and Hewitt permitted a sale of a portion of the shares that vested on June 27, 2004 solely to enable the holders of those shares to pay certain UK tax obligations relating to the vesting of those shares.

Registered Secondary Sales. Pursuant to a registration rights agreement entered into in June 2002, FORE Holdings LLC has the right, on behalf of its owners, to request that Hewitt register for underwritten public sale, on each of three occasions, up to 12% of the shares then held by its owners, the former partners of Bacon & Woodrow and Hewitt’s key employees, subject to the determination by Hewitt’s independent directors that such a sale is not contrary to the best interests of Hewitt. The independent directors may consider several factors in making such a determination, including share price performance after the date of the offering, equity market conditions and Hewitt’s operating results. On August 6, 2003, certain selling stockholders sold an aggregate of 9,852,865 shares of Class A common stock following a registration request under the registration rights agreement. On August 11, 2003, the underwriters exercised their over-allotment option to purchase an additional 1,477,929 shares from the selling stockholders. Hewitt did not receive any proceeds from the sale of the shares and paid for the expenses of the offering, pursuant to the terms of the registration rights agreement. FORE Holdings LLC was not permitted to exercise another registration right until after February, 2004. Under the registration rights agreement, Hewitt has agreed to indemnify FORE Holdings LLC and the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended. On April 16, 2004, Hewitt announced that it filed a shelf registration statement to register for resale the shares of Class A common stock issuable upon conversion of the Class B and Class C shares of common stock pursuant to the next registration request under the registration rights agreement. Hewitt postponed the commencement of this secondary offering until after completion of the merger, but expects to reconsider conducting the secondary offering following the completion of the merger and may from time to time engage in other organized sales or registered resales and otherwise release certain Class B and Class C shares from sales restrictions. See “Stockholders Agreements Relating to the Merger” beginning on page 86 for a description of the rights of certain stockholders of Exult to participate in these sales. Additionally, from time to time, subject to applicable securities law restrictions, Hewitt has and expects to continue to provide Class B and Class C stockholders the opportunity to participate in coordinated sales of Hewitt common stock in non-registered offerings, including sales under Rule 144 under the Securities Act.

Minimum Stock Ownership Requirements. FORE Holdings LLC owners are required to hold a minimum number of shares while they are employees of Hewitt. Under the option award agreement for the FORE Holdings LLC owners, each FORE Holdings LLC owner is required to maintain beneficial ownership of at least 25% of such owner’s initial goodwill shares while employed by Hewitt.

Under the Bacon & Woodrow transfer restriction agreement, while employed by Hewitt, each of the former partners of Bacon & Woodrow is required to maintain beneficial ownership of at least 25% of the Class C shares of common stock issued to such former partner.

Undesignated Preferred Stock

Hewitt’s amended and restated certificate of incorporation provides that it may issue up to 10,000,000 shares of preferred stock in one or more series as may be determined by its board of directors. Hewitt’s board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may take several actions without any vote or action of the stockholders, including:

•	determine the number of shares to be included in each series;

•	fix the designation, powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions; and

•	increase or decrease the number of shares of any series.

Hewitt believes that the ability of its board of directors to issue one or more series of preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of Class A common stock, Class B common stock and Class C common stock, will be available for issuance without action by Hewitt’s stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which its securities may be listed or traded.

The board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of Class A common stock, Class B common stock or Class C common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in the control of Hewitt or to make the removal of its management more difficult. This could have the effect of decreasing the market price of each class of common stock.

Although Hewitt’s board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of Hewitt. Hewitt’s board of directors will make any determination to issue such shares based on its judgment as to Hewitt’s best interests and the best interests of its stockholders. Hewitt’s board of directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of Hewitt’s stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price.

Hewitt has no present plans to issue any shares of its preferred stock.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

As a result of the merger, holders of Exult common stock will become holders of Hewitt Class A common stock. The following is a summary of some of the material differences between the rights of holders of Exult common stock and the rights of holders of Hewitt Class A common stock.

The following summary does not purport to be a complete statement of the rights of holders of Hewitt Class A common stock and Exult common stock. Holders of Hewitt Class A common stock and Exult common stock should also refer to the Delaware General Corporation Law and the certificates of incorporation and bylaws of Hewitt and Exult.

Exult stockholders’ rights are currently governed by Exult’s fourth amended and restated certificate of incorporation and amended and restated bylaws and applicable provisions of the Delaware General Corporation Law. Hewitt stockholders’ rights are currently governed by Hewitt’s amended and restated certificate of incorporation and amended and restated bylaws and the same provisions of the Delaware General Corporation Law.

Because Exult and Hewitt are both organized under the laws of the state of Delaware, any differences in any rights as a stockholder of Exult and Hewitt will arise solely from differences in the certificates of incorporation and bylaws of Exult and Hewitt rather than from differences of law. The following summary highlights important similarities and differences between the rights of current holders of Hewitt Class A common stock and current holders of Exult common stock. This summary does not purport to be a complete discussion of the certificates of incorporation and bylaws of Exult and Hewitt. It is qualified in its entirety by these documents, copies of which are on file with the SEC.

Capitalization

Exult. The total authorized shares of capital stock of Exult consist of 500,000,000 shares of common stock, par value $0.0001 per share, and 15,000,000 shares of preferred stock, par value $0.0001 per share.

The Exult board of directors may authorize the issuance of preferred stock from time to time, without further vote or action by the stockholders, in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each of these series, including the dividend rights, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of a series.

Hewitt. The total authorized shares of capital stock of Hewitt consist of 1,010,000,000 shares, including 750,000,000 shares of Class A common stock, par value $0.01 per share, 200,000,000 shares of Class B common stock, par value $0.01 per share and 50,000,000 shares of Class C common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share.

Hewitt’s amended and restated certificate of incorporation provides that Hewitt may issue preferred stock from time to time in one or more series as may be determined by its board of directors. Hewitt’s board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may take several actions without any vote or action of the stockholders, including:

•	determine the number of shares to be included in each series;

•	fix the designation, voting powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions; and

•	increase or decrease the number of shares of any series.

Voting Rights

Exult. Each holder of Exult common stock is entitled to one vote for each share. Elections of directors are determined by a plurality of the votes cast by the stockholders entitled to vote at the election.

Hewitt. Each holder of Hewitt Class A, Class B and Class C common stock is entitled to one vote per share. However, the vote of holders of Class B and Class C common stock is first taken separately from the Class A common stock and, other than in elections of directors, each share of Class B and Class C common stock is voted by the stockholders’ committee in accordance with the vote of the majority of the shares of Class B and Class C common stock entitled to vote on the matter, voting together as a group, in a preliminary vote. In elections of directors, each share of Class B and Class C common stock is voted by the stockholders’ committee in favor of the election of the directors receiving the highest number of votes cast by the holders of Class B and Class C common stock, voting together as a group, in a preliminary vote. Elections of directors are determined by a plurality of the votes cast by the stockholders entitled to vote at the election.

Under Delaware law, unless the corporation’s certificate of incorporation provides otherwise, there can be no cumulative voting for the election of directors. Neither Exult’s nor Hewitt’s certificate of incorporation provides for cumulative voting.

Number of Directors

Exult. Subject to change by a resolution of the board of directors, Exult’s amended and restated bylaws fix the initial authorized number of directors at seven, and requires the total number of directors to be between three and eleven. Pursuant to a board resolution, Exult’s board of directors currently consists of eight directors.

Hewitt. Subject to change by a resolution of the board of directors, Hewitt’s amended and restated bylaws fix the initial authorized number of directors at one. Pursuant to a board resolution, Hewitt’s board of directors is currently consists of ten directors. After the merger, the Hewitt board of directors will consist of twelve members.

Classified Board of Directors

A classified board of directors is one to which some, but not all, of the directors are elected on a rotating basis each year. Delaware law permits, but does not require, a classified board of directors with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. Currently, Hewitt and Exult each have a classified board of directors under which one-third of their directors are elected each year for a term of three years.

Removal of Directors

Under Delaware law, unless the certificate of incorporation otherwise provides, in the case of a corporation whose board of directors is classified, any director or the entire board of directors may be removed with cause (but not without cause), by the holders of a majority of the shares then entitled to vote at an election of the directors.

Exult. Exult’s fourth amended and restated certificate of incorporation provides that directors may not be removed by the stockholders without the affirmative vote of two-thirds of the shares then entitled to vote at an election of directors, and Exult’s amended and restated bylaws provided that as long as the board is classified, directors may not be removed without cause.

Hewitt. Hewitt’s amended and restated bylaws provide that any director, or the entire board of directors, may be removed at any time, but only for cause, and the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding shares of capital stock entitled to vote at an election of directors is required.

Exult’s and Hewitt’s bylaws provide that no decrease in the number of directors constituting the board of directors will shorten the term of any incumbent director.

Vacancies and Newly Created Directorships

Exult. Exult’s amended and restated bylaws permit directors but not stockholders to fill board of directors vacancies, including newly created directorships. When the board of directors fills a vacancy, the director chosen to fill that vacancy is of the same class as the director succeeded and holds office until a successor has been elected and qualified or until resignation or removal.

Hewitt. Under Hewitt’s amended and restated bylaws, any vacancy or newly created directorship on its board of directors, may only be filled by vote of a majority of the directors then in office even if less than a quorum. When one or more directors resigns from the board of directors, effective at a future date, a majority of directors then in office, including those who have resigned, have the power to fill the vacancies, effective when such resignation or resignations shall become effective. Directors elected to fill a vacancy hold office for a term expiring at the annual meeting at which the term of the class to which they were elected expires.

Stockholder Nomination of Directors

Exult’s amended and restated bylaws provide that stockholders at an annual meeting may only consider proposals or nominations that have been brought before the meeting by or at the direction of the board of directors or have been properly brought by any stockholder entitled to vote on such business who complies with the notice procedures.

For a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholders generally must give advance notice of nominations of directors or stockholder proposals not less than 90 days and no more than 120 days prior to the first anniversary of the prior annual meeting, unless the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days after the anniversary of the prior annual meeting, in which case notice must be delivered no later than the 10th day following the earlier of the date of the first announcement of the meeting and the date on which the notice of the meeting was mailed.

Hewitt’s amended and restated bylaws provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the corporate secretary the required written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting.

For a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to the corporate secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders, unless the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, in which case the notice must be delivered no later than the 10th day following the day on which public announcement of the meeting is first made.

Hewitt and Exult’s bylaws also set forth the content requirements for the respective notices, as applicable.

Advance Notice of Stockholder Proposals

Exult’s and Hewitt’s bylaws provide that for business to be properly brought before an annual stockholders’ meeting, the stockholder must give timely notice in writing to the secretary of the corporation. The notice must also comply with the content requirements in Exult’s and Hewitt’s bylaws, as applicable.

Power to Call Special Meetings of Stockholders

Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Pursuant to Exult’s amended and restated bylaws, special meetings may only by called by the board of directors, the Chairman, the Chief Executive Officer, or the Secretary upon written request of the Chairman or the Chief Executive Officer. Pursuant to Hewitt’s amended and restated bylaws, special meetings may only be held on such date, at such time, and at such place as designated by the board of directors or the Chairman.

Action by Stockholders Without a Meeting

Hewitt and Exult’s certificates of incorporations each provide that stockholders may not take action by written consent.

Delaware Takeover Law

Hewitt and Exult are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which such party became an interested stockholder, unless specified conditions are met. With some exceptions, an interested person is one who owns, individually or as part of a group, 15% or more of a corporation’s outstanding voting stock.

Amendment of Charter Documents

Generally, under Delaware law, an amendment to a corporation’s certificate of incorporation requires the approval of the board of directors and the approval of holders of a majority of the outstanding stock entitled to vote on the amendment. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of their class, increase or decrease the par value of the shares of their class, or alter or change the powers, preferences or special rights of the shares of their class in a way that affects them adversely.

Exult. Pursuant to Exult’s fourth amended and restated certificate of incorporation and amended and restated bylaws, Exult’s board of directors may amend its amended and restated bylaws. Any bylaws adopted or amended by the board of directors may be amended or repealed, and any bylaws may be adopted, by the stockholders, only by the affirmative vote of holders of at least two-thirds of the shares then entitled to vote in an election of directors. The affirmative vote of two-thirds of the shares entitled to vote is required to approve an amendment to the fourth amended and restated certificate of incorporation provision with respect to the prohibition of action by written consent of the stockholders.

Hewitt. Amendment of Hewitt’s amended and restated certificate of incorporation requires the approval of the majority of the capital stock outstanding at the time such action is taken voting together as a single class. However, the affirmative vote of the holders of at least two-thirds of the shares of common stock outstanding at the time such action is taken is required to amend or repeal the fair price and constituency provisions of the amended and restated certificate of incorporation, and the affirmative vote of the holders of a majority of the Class B common stock and the Class C common stock outstanding at the time such action is taken is required to amend or repeal the provision of the amended and restated certificate of incorporation with respect to voting rights of the respective classes of capital stock.

Hewitt’s amended and restated certificate of incorporation and amended and restated bylaws permit the board of directors, by majority vote, to make, alter, amend, or repeal bylaws at any meeting, except bylaws altered or amended by the stockholders, which the board of directors may not alter or amend. By the affirmative vote of holders of two-thirds of the total voting power of all outstanding shares of capital stock, the stockholders may alter, amend, or repeal bylaws if notice of an alteration or amendment of the bylaws is contained in the notice of the applicable annual or special meeting. The two-thirds stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any class or series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Indemnification

Section 145(a) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of Delaware General Corporation Law Section 145 provide that:

•	to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

•	the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

•	the corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this section, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Hewitt or Exult, as applicable, and whether civil, criminal, administrative, investigative or otherwise.

Under Section 102(b)(7) of the Delaware General Corporation Law, a corporation may not limit directors’ or officers’ liability for the following:

•	breaches of a director’s or officer’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•	the payment of unlawful dividends or unlawful stock repurchases or redemption; or

•	transactions in which the director or officer received any improper personal benefit.

Exult. In addition to provision in its amended and restated bylaws that Exult will indemnify its directors and officer to the fullest extent and under the circumstances permitted by Section 145 of the Delaware General Corporation Law, Exult has entered into indemnification agreements with its officers and directors. Exult may, in its discretion, similarly indemnify its employees and agents. Exult’s fourth amended and restated certificate of incorporation relieves its directors from monetary damages to Exult or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law, except for in the circumstances referenced above where Delaware law prevents the limitation of liability of such directors. Depending upon the character of the proceeding, under Delaware law, Exult may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the company.

Exult currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of Exult.

Hewitt. Hewitt’s amended and restated certificate of incorporation and amended and restated bylaws provide that it must:

•	indemnify its directors and officers to the fullest extent permitted by Delaware law, as it may be amended from time to time;

•	indemnify its other employees and agents to the same extent that it indemnifies its officers and directors, unless otherwise required by law, the amended and restated certificate of incorporation or amended and restated bylaws; and

•	advance expenses, as incurred, to its directors and officers in connection with legal proceedings to the fullest extent permitted by Delaware law, subject to very limited exceptions.

In addition, Hewitt’s amended and restated certificate of incorporation provides that its directors will not be liable for monetary damages to Hewitt for breaches of their fiduciary duty as directors, except for in the circumstances referenced above where Delaware law prevents the limitation of liability of such directors.

Hewitt also maintains director and officer insurance providing for indemnification for its directors and officers against certain liabilities, including liabilities under the Securities Act.

Fair Price Provision

Hewitt’s amended and restated certificate of incorporation includes a “fair price” provision (the “fair price provision”) which prohibits business combinations (as defined below) with a related person (as defined below), unless either:

•	the holders of Hewitt’s capital stock receive in the business combination either: (i) the same consideration in form and amount per share as the highest consideration paid by the related person in a tender or exchange offer in which the related person acquired at least 30% of the outstanding shares of Hewitt’s capital stock and which was consummated not more than one year prior to the business combination or the entering into of a definitive agreement for the business combination; or (ii) not less in amount (as to cash) or fair market value (as to non-cash consideration) than the highest price paid or agreed to be paid by the related person for shares of Hewitt’s capital stock in any transaction that either resulted in the related person’s beneficially owning 15% or more of Hewitt’s capital stock, or was effected at a time when the related person beneficially owned 15% or more of Hewitt’s capital stock, in either case occurring not more than one year prior to the business combination; or

•	the transaction is approved by: (i) a majority of continuing directors (as defined below) or (ii) shares representing at least 75% of the votes entitled to be cast by the holders of Hewitt’s capital stock.

Under the fair price provision, a “related person” is any person who beneficially owns 15% or more of Hewitt’s capital stock or is one of its affiliates and at any time within the preceding two-year period was the beneficial owner of 15% or more of its outstanding capital stock. The relevant “business combinations” involving Hewitt covered by the fair price provision are:

•	any merger or consolidation of Hewitt or any subsidiary with or into a related person or an affiliate of a related person;

•	any sale, lease, exchange, transfer or other disposition by Hewitt of all or substantially all of the assets of Hewitt to a related person or an affiliate of a related person;

•	reclassifications, recapitalizations and other corporate actions requiring a stockholder vote that have the effect of increasing by more than 1% the proportionate share of Hewitt’s capital stock beneficially owned by a related person or an affiliate of a related person; and

•	a dissolution of Hewitt voluntarily caused or proposed by a related person or an affiliate of a related person.

A “continuing director” is a director who is unaffiliated with the related person and who was a director before the related person became a related person, and any successor of a continuing director who is unaffiliated with a related person and is recommended or nominated to succeed a continuing director by a majority of the continuing directors. Under the amended and restated certificate of incorporation, FORE Holdings LLC and its affiliates are not related persons. In addition, any person who acquires 15% or more of Hewitt’s common stock directly from FORE Holdings LLC or its affiliates will not be deemed related persons.

There is no corresponding provision in Exult’s fourth amended and restated certificate of incorporation or amended and restated bylaws.

COMPARATIVE MARKET PRICES

Hewitt Class A common stock is quoted on the NYSE and Exult common stock is traded on the Nasdaq National Market. The following table sets forth the intraday high and low closing prices for the calendar quarters shown for shares of Hewitt Class A common stock (since its initial public offering in June 2002), as reported on the NYSE and Exult common stock, as reported on the Nasdaq National Market. No cash dividends have ever been declared or paid on Hewitt Class A common stock or Exult common stock and therefor are not included in the following table.

	Hewitt Class A Common Stock		Exult Common Stock
	High	Low	High	Low
2002
First Quarter	$—	$—	$16.08	$8.49
Second Quarter	24.30	21.91	10.99	5.14
Third Quarter	31.40	21.20	6.63	2.45
Fourth Quarter	36.36	26.30	3.49	1.97

2003
First Quarter	34.60	24.80	8.12	3.15
Second Quarter	29.95	20.70	9.90	6.30
Third Quarter	26.90	22.95	10.83	7.38
Fourth Quarter	31.00	23.50	8.70	6.42

2004
First Quarter	35.80	29.52	7.98	5.58
Second Quarter	32.85	27.10	6.53	4.65
Third Quarter (through August 19, 2004)	27.68	24.40	5.48	4.80

Hewitt stockholders and Exult stockholders are advised to obtain current market quotations for Hewitt Class A common stock and Exult common stock. The market price of Hewitt Class A common stock and Exult common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of Hewitt Class A common stock or Exult common stock before the completion of the merger or Hewitt Class A common stock after the merger.

UNAUDITED PRO FORMA

COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information and explanatory notes present illustrative combined unaudited financial statements of Hewitt and Exult at the times and for the periods presented, as further described below. The unaudited pro forma combined financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both Hewitt and Exult. The unaudited pro forma combined financial information reflects the impact of the acquisition of Exult on Hewitt’s historical financial position and results of operations applying the purchase method of accounting. Under this method of accounting, the assets and liabilities of Exult will be recorded by Hewitt at their estimated fair values as of the closing date of the merger and results of operations will be combined from the acquisition date forward.

The unaudited pro forma combined balance sheet as of June 30, 2004 assumes the merger was completed as of the balance sheet date. The unaudited pro forma combined annual and interim income statements give effect to the merger as if it had been completed on October 1, 2002, the beginning of Hewitt’s fiscal year 2003. The annual pro forma combined income statement combines the historical financial results of Hewitt for the year ended September 30, 2003 and for Exult, for the year ended December 31, 2003. The interim pro forma combined income statement combines the historical financial results of Hewitt and Exult for the nine months ended June 30, 2004.

The unaudited pro forma combined financial information is presented for illustrative purposes only and is not indicative of the financial position or results of operations that might have occurred had the merger actually taken place as of the dates specified, or that may be expected to occur in the future. It does not assume any benefits from cost savings or synergies and it does not reflect any integration costs, that the combined company may realize or incur after the merger. The unaudited pro forma combined financial information does reflect the estimated effect of Exult’s adoption of Hewitt’s accounting policy of recognizing revenue based upon delivery of services. Hewitt’s ongoing service revenues are typically billed and recognized on a monthly basis as services are rendered. Exult’s policy is to recognize revenue for long-term multi-deliverable process management contracts for each reporting period based on the proportion of contract costs incurred to date to then-current estimates of total contract costs. The effect of changes to total estimated contract revenues or costs is recognized in the period in which the determination is made that facts and circumstances dictate a change of estimate. For a more detailed description of Hewitt’s and Exult’s revenue recognition policies, please refer to the historical consolidated financial statements and the related notes of both Hewitt and Exult. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma combined financial information, the allocation of the purchase price reflected in the unaudited pro forma combined financial information is subject to adjustment and may vary materially from the actual purchase price allocation that will be recorded upon completion of the merger.

Pro Forma Combined Balance Sheet

(unaudited)

	As of June 30, 2004
(in thousands)	Hewitt	Exult	Exult Reclassifications	Pro Forma Adjustments		Hewitt/Exult Pro Forma Combined
ASSETS
Current Assets
Cash and cash equivalents	$275,486	$58,548	$—	$(27,279	)(A)	$301,484
				(5,271	)(B)
Investments	—	108,622	—	—		108,622
Client receivables and unbilled work in process	478,448	76,943	—	(31,362	)(C)	522,884
				(1,145	)(D)
Prepaid expenses and other current assets	56,691	43,486	—	(2,780	)(E)	97,397
Deferred income taxes, net	8,948	—	—	14,449	(F)	23,397

Total current assets	819,573	287,599	—	(53,388)		1,053,784

Non-Current Assets
Fixed assets and direct contract costs	—	71,096	(71,096)	—		—
Deferred contract costs	147,254	—	27,739	(27,739	)(G)	147,254
Property and equipment, net	223,712	—	13,672	—		237,384
Capitalized software, net	81,522	—	32,628	(32,628	)(H)	89,172
				7,650	(H)
Other intangible assets, net	109,497	70,467	—	(70,467	)(H)	351,897
				242,400	(H)
Goodwill, net	291,252	—	—	268,542	(I)	559,794
Other assets, net	29,270	17,642	(2,943)	—		43,969

Total non-current assets	882,507	159,205	—	387,758		1,429,470

Total Assets	$1,702,080	$446,804	$—	$334,370		$2,483,254

LIABILITIES
Current Liabilities
Accounts payable	$18,746	$19,912	$—	$(1,145	)(D)	$37,513
Accrued salaries and benefits	143,779	—	6,038	6,218	(J)	156,035
Accrued and other liabilities	120,520	69,323	(6,436)	1,500	(J)	188,857
				3,950	(E)
Advanced billings to clients	101,333	—	398	314	(C)	102,045
Current portion of long-term obligations	—	12,695	(12,695)	—		—
Short-term debt and current portion of long-term debt	14,514	—	12,118	—		26,632
Current portion of capital lease obligations	3,507	—	577	(577	)(K)	4,107
				600	(K)
Employee deferred compensation and accrued profit sharing	39,182	—	—	—		39,182

Total current liabilities	441,581	101,930	—	10,860		554,371
Long-Term Liabilities
Debt, less current portion	121,197	106,892	—	(106,892	)(K)	220,197
				99,000	(K)
Capital lease obligations, less current portion	80,851	605	—	(605	)(K)	81,476
				625	(K)
Deferred contract revenues	116,595	—	—	—		116,595
Other long-term liabilities	74,091	—	—	—		74,091
Deferred income taxes	46,974	—	—	(30,913	)(F)	16,061

Total long-term liabilities	439,708	107,497	—	(38,785)		508,420

Total Liabilities	$881,289	$209,427	$—	$(27,925)		$1,062,791

Pro Forma Combined Balance Sheet—(Continued)

(unaudited)

	As of June 30, 2004
(in thousands)	Hewitt	Exult	Exult Reclassifications	Pro Forma Adjustments		Hewitt/Exult Pro Forma Combined
STOCKHOLDERS’ EQUITY
Stockholders’ Equity
Common stock	$—	$11	$—	$(11	)(L)	$—
Class A common stock	315	—	—	220	(L)	542
				7	(M)
Class B common stock	626	—	—	—		626
Class C common stock	45	—	—	—		45
Restricted stock units	2,137	—	—	—		2,137
Additional paid-in capital	632,906	435,339		(435,339	)(L)	1,252,970
				(450	)(E)
				601,515	(L)
				18,999	(M)
Cost of common stock in treasury	(13,389)	—	—	—		(13,389)
Retained earnings (deficit)	161,285	(198,256)	—	198,256	(L)	161,285
Unearned compensation	(31,822)	(2,910)	—	2,910	(L)	(52,441)
				(1,613	)(L)
				(19,006	)(M)
Accumulated other comprehensive income	68,688	3,193	—	(3,193	)(L)	68,688

Total stockholders’ equity	820,791	237,377	—	362,295		1,420,463

Total Liabilities and Stockholders’ Equity	$1,702,080	$446,804	$—	$334,370		$2,483,254

The accompanying notes are an integral part of the Unaudited Pro Forma Combined Financial Information

Pro Forma Combined Income Statements

(unaudited)

	Nine Months Ended June 30, 2004
(in thousands except share and per share data)	Hewitt	Exult	Exult Reclassifications	Pro Forma Adjustments		Hewitt/Exult Pro Forma Combined
Revenues:
Revenues before reimbursements (net revenues)	$1,630,082	$344,260	$—	$(5,032	)(C)	$1,967,542
				(10,236	)(D)
				8,468	(H)
Reimbursements	43,817	—	—	—		43,817

Total revenues	1,673,899	344,260	—	(6,800)		2,011,359

Operating Expenses:
Cost of revenues	—	327,193	(327,193)	—		—
Compensation and related expenses, excluding initial public offering restricted stock awards	1,046,571	—	124,822	—		1,171,393
Initial public offering restricted stock awards	12,470	—	—	—		12,470
Reimbursable expenses	43,817	—	—	—		43,817
Other operating expenses	318,886	—	222,668	(10,236	)(D)	523,525
				(8,922	)(H)
				1,129	(H)
Selling, general and administrative expenses	86,507	26,272	(20,297)	(3,599	)(H)	103,679
				15,230	(H)
				(434	)(N)

Total operating expenses	1,508,251	353,465	—	(6,832)		1,854,884

Operating income (loss)	165,648	(9,205)	—	32		156,475
Other expense, net	(13,616)	(1,189)	—	(307	)(A)	(15,911)
				2,511	(K)
				(3,310	)(K)

Loss from continuing operations before income taxes		(10,394)
Income before income taxes	152,032		—	(1,074)		140,564
Provision for income taxes	62,333	144	—	(3,440	)(O)	59,037

Loss from continuing operations		$(10,538)

Net income	$89,699		$—	$2,366		$81,527

Earnings per share:
Basic	$0.94					$0.69
Diluted	$0.91					$0.68
Weighted average shares:
Basic	95,866,711			21,953,535	(P)	117,820,246
Diluted	98,046,725			22,211,792	(P)	120,258,517

The accompanying notes are an integral part of the Unaudited Pro Forma Combined Financial Information

Pro Forma Combined Income Statements

(unaudited)

	Year Ended September 30, 2003
(in thousands except share and per share data)	Hewitt Year ended Sept. 30, 2003	Exult Year ended Dec. 31, 2003	Exult Reclassifications	Pro Forma Adjustments		Hewitt/Exult Pro Forma Combined
Revenues:
Revenues before reimbursements (net revenues)	$1,981,656	$480,322	$—	$(23,787	)(C)	$2,425,918
				(17,400	)(D)
				5,127	(H)
Reimbursements	49,637	—	—	—		49,637

Total revenues	2,031,293	480,322	—	(36,060)		2,475,555

Operating Expenses:
Cost of revenues	—	432,590	(432,590)	—		—
Compensation and related expenses, excluding initial public offering restricted stock awards	1,269,065	—	140,249	—		1,409,314
Initial public offering restricted stock awards	39,010	—	—	—		39,010
Reimbursable expenses	49,637	—	—	—		49,637
Other operating expenses	396,009	—	317,983	(17,400	)(D)	689,163
				(8,929	)(H)
				1,500	(H)
Selling, general and administrative expenses	99,591	29,249	(25,642)	(2,057	)(H)	121,391
				20,250	(H)

Total operating expenses	1,853,312	461,839	—	(6,636)		2,308,515

Operating income	177,981	18,483	—	(29,424)		167,040
Other income (expense), net	(17,340)	1,077	—	(409	)(A)	(16,859)
				976	(K)
			—	(1,163	)(K)

Income from continuing operations before income taxes		19,560
Income before income taxes	160,641		—	(30,020)		150,181
Provision for income taxes	66,364	—	—	(1,786	)(O)	64,578

Income from continuing operations		$19,560

Net income	$94,277		$—	$(28,234)		$85,603

Earnings per share:
Basic	$0.99					$0.73
Diluted	$0.97					$0.72
Weighted average shares:
Basic	94,783,223			21,953,535	(P)	116,736,758
Diluted	96,832,723			22,019,915	(P)	118,852,638

The accompanying notes are an integral part of the Unaudited Pro Forma Combined Financial Information

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share data)

Note 1—Description of Transaction and Basis of Pro Forma Presentation

The unaudited pro forma combined financial information reflects the anticipated conversion of each outstanding share of Exult common stock into 0.2 of a share of Hewitt Class A common stock. The actual number of Hewitt Class A common shares to be issued will be based on the actual number of outstanding Exult common shares as of the completion of the merger.

Upon completion of the merger, in settlement for the cancellation of all unexercised employee stock options (whether or not vested or exercisable), each option holder will receive a cash payment for each Exult option share equal to the excess, if any, of (i) 0.2 multiplied by the weighted average of the closing sale price of Hewitt Class A common stock on the NYSE composite transactions tape for the ten trading days prior to the completion of the merger over (ii) the exercise price per share of the options, less any withholding tax. Exult’s outstanding stock options represent rights to acquire upon exercise approximately 28 million shares of Exult common stock and, based on an assumed ten day average trading price for Hewitt Class A Common Stock of $25.83 as of August 10, 2004, and including vested in-the-money options that may still be exercised through the closing date, Exult estimates that the total amount paid upon completion of the merger for these cancelled options will be $23,279. In addition, Exult is permitted under the merger agreement to pay up to $4,000 in cash for partial year bonuses to its employees, including its executive officers and Hewitt has agreed to consult in good faith with Exult in the event that the compensation committee of Exult’s board of directors determines that the maximum amount of these bonuses should be increased to $6,000, but Hewitt has no obligation to agree to any such increase. (See Note 3, Pro Forma Adjustment A). After completion of the merger, Hewitt expects to make a one-time restricted stock grant to certain key Exult employees totaling $19,006. The restricted stock will generally vest through June 27, 2006. In addition, existing Exult restricted stock will be converted in the merger into shares of Hewitt Class A common stock at the 0.2 exchange ratio but with the same restrictions and other terms as currently apply to the Exult restricted stock. (See Note 3, Pro Forma Adjustments L and M).

The merger will be accounted for using the purchase method of accounting. Accordingly, Hewitt’s cost to acquire Exult will be allocated to the assets (including identifiable intangible assets) and liabilities (including contracts and other commitments) of Exult at their respective fair values as of the date the merger is completed.

The merger is expected to be completed on October 1, 2004, the beginning of Hewitt’s next fiscal year. Certain amounts (such as estimated partial year bonus payments) have been calculated on the assumption that the merger is completed at that date. However, as more fully described elsewhere in this document, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Accordingly, the merger may be completed on another date, which would affect certain of the pro forma calculations.

Certain amounts in the historical consolidated financial statements of Exult have been reclassified to conform with Hewitt’s current financial information presentation. These are labeled as Exult Reclassifications in the unaudited pro forma combined financial information. The Exult financial information for the nine months ended June 30, 2004 was compiled by combining Exult’s results for the six months ended June 30, 2004 and its three months ended December 31, 2003. As such, Exult’s results for the three months ended December 31, 2003 are included in both the annual and interim results. Exult’s revenues and income from continuing operations for the three months ended December 31, 2003 were $117,946 and $5,982, respectively. Discontinued operations reported in Exult’s historical consolidated statement of operations have been excluded.

As discussed in Note 2, the unaudited pro forma combined financial information includes estimated adjustments to record the assets and liabilities of Exult at their respective fair values and represents management’s estimates based on available current information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION—(Continued)

(in thousands, except share and per share data)

The unaudited pro forma combined financial information presented in this document does not indicate the combined financial position or results of operations that might have occurred had the pro forma adjustments actually taken place as of the dates specified, nor is it indicative of the future financial position or results of operations in future periods of the combined company.

Note 2—Purchase Price

The following table outlines a preliminary estimate of the purchase price for Exult based on outstanding shares as of June 30, 2004 and upon a Hewitt common share closing price of $27.25 as of June 16, 2004 (the date on which the merger was announced) and allocation of the purchase price to a preliminary estimate of the fair value of the assets and liabilities to be acquired:

(In thousands except share and per share data)	June 30, 2004
Purchase Price:
Outstanding Exult common stock	110,410,177
Exchange ratio	0.2

Total Hewitt common stock issued in merger	22,082,035
Assumed purchase price per Hewitt common share	$27.25

Aggregate fair value of Hewitt common stock issued in merger		$601,735
Direct acquisition costs		6,280

Total preliminary estimated purchase price		$608,015
Less net assets acquired:
Cash and cash equivalents	$25,998
Short-term investments	108,622
Client receivables and unbilled revenues	45,581
Prepaid expenses and other current assets	43,486
Deferred income taxes, net	45,362
Property and equipment	13,672
Capitalized software	7,650
Other intangible assets	242,400
Other assets, net	14,699
Accounts payable	(19,912)
Accrued compensation and benefits	(12,256)
Accrued and other liabilities	(64,387)
Advanced billings to clients	(712)
Debt	(111,118)
Capital lease obligations	(1,225)
Unearned compensation	1,613

		339,473

Estimated goodwill resulting from merger		$268,542

The final allocation of the purchase price will be determined upon completion of a final analysis to determine the fair values of Exult’s tangible and identifiable intangible assets and liabilities as of the closing date. Accordingly, the final purchase accounting adjustments may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of Exult’s net assets, commitments, contracts or other items may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the income statement due to adjustments in the amortization of the adjusted assets or liabilities, yield or other changes.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION—(Continued)

(in thousands, except share and per share data)

Note 3—Pro Forma Adjustments

The pro forma adjustments reflected in the unaudited pro forma combined financial information are as follows:

(A)	This adjustment reduces Exult’s cash balance for payments totaling an estimated $27,279 to be made prior to the merger pertaining to the settlement of Exult’s employee stock options for $23,279 and incentive bonuses of $4,000 for the portion of the 2004 bonus period ending as of September 30, 2004, the assumed effective time of the merger. All outstanding in-the money options are assumed to be settled with a cash payment. Had the cash payments occurred as of October 1, 2002 for the pro forma income statements, interest income on cash and cash equivalents would have been lower by $307 for the nine months ended June 30, 2004, and $409 for the year ended September 30, 2003.

(B)	These adjustments reduce Exult’s cash balance for payments totaling an estimated $5,271 for merger and related expenses expected to be paid and expensed by Exult prior to the completion of the merger. Included in the $5,271 is Exult’s shared portion of the SEC filing costs and expense related to the printing and mailing of the joint proxy statement/prospectus of $200. In its historical result, Exult has paid and expensed $174 of merger and related costs through June 30, 2004.

(C)	This adjustment reflects the estimated effect of Exult’s adoption of Hewitt’s accounting policy of recognizing revenue based upon delivery of services. Hewitt’s ongoing service revenues are typically billed and recognized on a monthly basis as services are rendered. Exult’s policy is to recognize revenue for long-term multi-deliverable process management contracts for each reporting period based on the proportion of costs incurred to date to then-current estimates of total contract costs. The effect of changes to total estimated contract revenues or costs is recognized in the period in which the determination is made that facts and circumstances dictate a change of estimate. For a more detailed description of Hewitt’s and Exult’s revenue recognition policies, please refer to the historical consolidated financial statements and the related notes of both Hewitt and Exult. The effect of this adjustment is to remove Exult’s unbilled revenue and deferred revenue related to proportional cost accounting at June 30, 2004, and reduce net revenues by $5,032 for the nine months ended June 30, 2004, and $23,787 for the year ended September 30, 2003.

(D)	These adjustments reflect the elimination of Hewitt services sold to Exult. Upon completion of the merger, these transactions would be considered intercompany. All significant intercompany balances and transactions have been eliminated from the pro forma combined financial information.

(E)	This adjustment reflects accrued expenses of $3,950 and prepaid merger costs of $2,780 at June 30, 2004, related to Hewitt’s estimated direct acquisition costs, including $6,280 of transaction fees for investment bankers, attorneys and accountants, as well as $450 of Hewitt’s portion of the shared SEC filing costs and expenses related to the printing and mailing of the joint proxy statement/prospectus. Exult’s nonrecurring merger costs will be charged to operations prior to the completion of the merger.

(F)	This adjustment records deferred tax assets, some of which related to net operating loss carryforwards of Exult, that previously were offset by a valuation allowance and long-term net deferred tax liabilities. The establishment of the deferred tax assets and liabilities had no effect on taxable income for the nine months ended June 30, 2004 or for the year ended September 30, 2003.

(G)	This adjustment reflects the write-off of historical Exult deferred contract costs as the estimated value of these costs was recorded as part of the contractual relationships intangible asset recorded in Pro Forma Adjustment (H).

(H)

This adjustment reflects the write off of historical Exult intangible assets and the addition of intangible assets (other than goodwill) resulting from the merger based on estimated fair values. The nature, amount and amortization method of identifiable intangibles are being studied by management. The pro forma adjustments reflected here are based on current assumptions and valuations, which are subject to change. The value of the intangible assets represents the estimated future economic benefit resulting from the acquired customer balances and relationships. This value was estimated by considering cash flows from the current balances of accounts, expected growth or attrition in balances, and the estimated life of the

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION—(Continued)

(in thousands, except share and per share data)

relationship. Material changes are possible once our analysis is completed. The impact of these adjustments is to decrease or increase amortization expense as follows:

	Nine Months Ended June 30, 2004	Year Ended September 30, 2003
Historical amortization expense	$20,989	$16,113
Pro forma amortization expense	(16,359)	(21,750)

Decrease (increase) in amortization expense	$4,630	$(5,637)

The reversal of amortization of certain intangible assets which were recorded by Exult as a reduction of revenue over the applicable contract term resulted in a net increase to net revenues of $8,468 and $5,127 for the nine months ended June 30, 2004, and for the year ended September 30, 2003, respectively.

For purposes of the pro forma adjustments, the following table summarizes the estimated fair value and useful lives for amortization on a straight-line basis:

Asset Description	Asset Life	Amount
Contractual relationships	10 to 15 years	$199,770
Proprietary process	7 to 10 years	$40,000
Computer software	3 to 5 years	$7,650
Tradename	2 years	$2,630

(I)	This adjustment records goodwill, or the excess of the estimated purchase price over the estimated fair value of Exult’s acquired tangible and other intangible assets and liabilities, which resulted from the merger.

(J)	For purposes of the pro forma adjustments shown here, we have estimated that the exit and termination liability of Exult operations will be $7,718. Included in the $7,718 are approximately $6,218 for severance and relocation and approximately $1,500 for a lease termination.

(K)	These adjustments record the fair-value of the outstanding long-term debt instruments and capital lease obligations. The impact of the adjustments was to increase interest expense by $799 and $187 for the nine months ended June 30, 2004 and for the year ended September 30, 2003, respectively.

(L)	This adjustment eliminates Exult’s historical stockholders’ equity. Additionally, the adjustment reflects the issuance of Hewitt common stock and the conversion of historical Exult restricted stock to Hewitt restricted stock.

(M)	This adjustment reflects Hewitt’s one-time restricted stock grant after completion of the merger to certain key employees totaling $19,006 of unearned compensation as of the assumed pro forma balance sheet grant date of June 30, 2004. The restricted stock will generally vest through June 27, 2006.

(N)	This adjustment eliminates one-time merger related costs that were expensed by both Hewitt and Exult in the nine months ended June 30, 2004.

(O)	This adjustment reflects the anticipated income tax expense, which was redetermined based on the combined income of Exult and Hewitt. The adjusted effective tax rate is 42% for the pro forma nine months ended June 30, 2004 and 43% for the pro forma year ended September 30, 2003. Actual effective tax rates may differ from the pro forma rates reflected in this pro forma financial information and will ultimately depend on several variables, including the mix of earnings between domestic and international operations (including the amount any foreign losses for which a valuation allowance is recorded), and the overall level of earnings.

(P)	Weighted average shares were calculated using the historical weighted average shares outstanding of Hewitt and Exult, adjusted using the exchange ratio, to the equivalent shares of Hewitt common stock, for the nine months ended June 30, 2004 and the year ended September 30, 2003. Earnings per share data have been computed based on the combined historical net income of Hewitt, income from continuing operations for Exult and the impact of purchase accounting adjustments.

LEGAL MATTERS

The validity of the Hewitt Class A common stock being registered in connection with the merger has been passed upon for Hewitt by C. Lawrence Connolly, III, its General Counsel. As of the date of this joint proxy statement/prospectus, Mr. Connolly beneficially owned shares of Hewitt common stock.

EXPERTS

The consolidated and combined financial statements of Hewitt and its subsidiaries as of September 30, 2003 and 2002, and for each of the years in the three-year period ended September 30, 2003, incorporated in this joint proxy statement/prospectus by reference to Hewitt’s Annual Report on Form 10-K for the year ended September 30, 2003 have been so incorporated in reliance on the report of Ernst & Young LLP, an Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedule of Exult as of December 31, 2002 and 2003 and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, an Independent Registered Public Accounting Firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report of Independent Registered Public Accounting Firm covering the December 31, 2002 and 2003 consolidated financial statements of Exult refers to adjustments that were applied to adjust the 2001 consolidated financial statements as well as certain additional disclosures in the 2001 consolidated financial statements of Exult. However, KPMG was not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements and consolidated financial statement schedule of Exult other than with respect to such adjustments and disclosures.

Exult’s consolidated financial statements for the year ended December 31, 2001 incorporated by reference herein and in the registration statement were audited by Arthur Andersen LLP, independent auditors, as indicated in their report with respect thereto. In May 2002, Exult replaced Andersen with KPMG as its Independent Registered Public Accounting Firm for fiscal year 2002. After reasonable efforts, Hewitt has been unable to obtain Andersen’s consent to the incorporation by reference into this registration statement of Andersen’s report with respect to Exult’s consolidated financial statements for the year ended December 31, 2001. Under these circumstances, Rule 437a under the Securities Act permits Hewitt to file the registration statement of which this proxy statement/prospectus is a part without a written consent from Andersen. The absence of such consent may limit recovery by investors on certain claims. In particular, and without limitation, investors will not be able to assert claims against Andersen under Section 11 of the Securities Act. In addition, the ability of Andersen to satisfy any claims (including claims arising from Andersen’s provision of auditing and other services to Exult) may be limited as a practical matter due to Andersen being convicted of obstruction of justice and having ceased to audit publicly held companies.

Hewitt and Exult expect representatives of Ernst & Young LLP and KPMG LLP to attend the Hewitt special meeting and the Exult special meeting, respectively. These representatives will have an opportunity to make a statement if they desire to do so, and we expect that they will be available to respond to any appropriate questions you may have.

OTHER MATTERS

According to each of the Hewitt and Exult amended and restated bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting pursuant the advance notice provisions of their respective bylaws, or in the case of Exult, at the direction of the board of directors. Neither Hewitt nor Exult is aware of any matters to be presented at the respective special meeting, other than as set forth in this joint proxy statement/prospectus.

ANNUAL MEETING

Hewitt currently expects that it will convene and hold its regular 2005 annual meeting of stockholders in January 2005 following completion of the merger. Hewitt intends to file proxy materials, including a proxy statement and a form of proxy, relating to the 2005 Hewitt annual meeting prior to that meeting as soon as practicable after the end of fiscal 2004.

WHERE YOU CAN FIND MORE INFORMATION

Hewitt has filed with the SEC a registration statement under the Securities Act that registers the distribution to Exult stockholders of the shares of Hewitt Class A common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Hewitt and Hewitt Class A common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this joint proxy statement/prospectus.

You may read and copy this information at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet world-wide web site that contains reports, proxy statements and other information about issuers, like Hewitt and Exult, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Hewitt with the SEC are also available at Hewitt’s Internet world-wide web site at http://www.hewitt.com. The reports and other information filed by Exult with the SEC are also available at Exult’s Internet world-wide web site at http://www.exult.com. We have included the web addresses of the SEC, Hewitt, and Exult as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

You also should be able to inspect reports, proxy statements and other information about Hewitt and Exult at the offices of the NYSE at 20 Broad Street, 17th Floor, New York, New York 10005 and at the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006, respectively.

The SEC allows Hewitt and Exult to incorporate by reference information in this joint proxy statement/prospectus. This means that Hewitt and Exult can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Hewitt (SEC File No. 001-31351; CIK No. 0001168478) and Exult (SEC File No. 0-30035; CIK No. 0001108341) previously filed with the SEC, which contain important information about the companies and their financial condition:

•	Hewitt’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003.

•	Hewitt’s Quarterly Reports on Form 10-Q for the quarters ended December 31, 2003, March 31, 2004 and June 30, 2004.

•	Hewitt’s Current Reports on Form 8-K filed with the SEC on November 13, 2003; June 16, 2004; and June 18, 2004 (other than those portions furnished under Item 9 or Item 12 of Form 8-K).

•	The description of Hewitt’s common stock contained in its registration statement on Form 8-A filed under the Exchange Act and any amendments or reports filed for purposes of updating that description.

•	Exult’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended by the Form 10-K/A filed with the SEC on July 13, 2004.

•	Exult’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004.

•	Exult’s Current Reports on Form 8-K filed with the SEC on April 13, 2004; April 23, 2004; and June 18, 2004 (other than those portions furnished under Item 9 or Item 12 of Form 8-K).

In addition, Hewitt and Exult also incorporate by reference additional documents that either company files with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, between the date of this joint proxy statement/prospectus and the date of the consummation of the merger, the Exult special meeting or the earlier termination of the merger agreement. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Hewitt has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Hewitt, as well as all pro forma financial information, and Exult has supplied all information relating to Exult.

Documents incorporated by reference are available from Hewitt and Exult without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Hewitt Associates, Inc. 100 Half Day Road Lincolnshire, Illinois 60069 Attention: Investor Relations Telephone: (847) 295-5000	Exult, Inc. 121 Innovation Drive, Suite 200 Irvine, California 92612 Attention: Investor Relations Telephone: (949) 856-8800

Hewitt and Exult stockholders requesting documents should do so by September 23, 2004 to receive them before the special meetings. You will not be charged for any of these documents that you request. If you request any incorporated documents from Hewitt or Exult, Hewitt or Exult will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

Neither Hewitt nor Exult has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 15, 2004 (this “Agreement”), by and among Exult, Inc., a Delaware corporation (the “Company”), Hewitt Associates, Inc., a Delaware corporation (“Parent”), and Eagle Merger Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

1. The Boards of Directors of the Company, Parent and Merger Sub have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for in this Agreement in which the Company will, on the terms and subject to the conditions set forth in this Agreement, merge with Merger Sub (the “Merger”), with the Company being the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

2. For federal income Tax purposes, it is intended that the Merger qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Section 368 of the Code;

3. As an inducement and condition to Parent’s entering into this Agreement, Parent and certain stockholders of the Company (collectively, the “Stockholders”), are entering into stockholders agreements with Parent pursuant to which, among other things, the Stockholders have agreed to vote in favor of adoption of this Agreement;

4. As an inducement and condition to the Company’s entering into this Agreement, the Company and certain stockholders of Parent are entering into a Parent Stockholder Support Agreement pursuant to which, among other things, such Parent stockholders have agreed to vote in favor of the issuance of Parent Class A Common Stock in the Merger and the other transactions contemplated hereby; and

The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

Accordingly, the Company, Parent and Merger Sub agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub will merge with and into the Company. The Company will be the surviving corporation in the Merger and will continue its corporate existence under the

Laws of the State of Delaware. As of the Effective Time, the separate corporate existence of Merger Sub will cease.

1.2 Effective Time. The Merger will become effective as set forth in the certificate of merger (the “Certificate of Merger”) that will be filed with the Secretary of State of the State of Delaware on the Closing Date. The term “Effective Time” will be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in DGCL Section 259.

1.4 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or any holder of Company Common Stock:

(a) Conversion of Shares. Subject to Section 2.2(e), each share of common stock, par value $0.0001 per share, of the Company issued and outstanding immediately prior to the Effective Time (the “Company Common Stock”) (except for shares of Company Common Stock to be cancelled in accordance with Section 1.4(c)) will, at the Effective Time, be converted into the right to receive the Merger Consideration. “Merger Consideration” means 0.2 of a share (the “Exchange Ratio”) of Class A common stock, par value $0.01 per share, of Parent (the “Parent Class A Common Stock”).

(b) Cancellation of Shares. As of the Effective Time, all such shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist and each holder of a certificate representing any such shares of Company Common Stock (a “Certificate”) will cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any additional cash in lieu of fractional shares of Parent Class A Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2, without interest. Certificates previously representing shares of Company Common Stock will be exchanged for certificates representing whole shares of Parent Class A Common Stock (“Parent Certificates”) and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the number of outstanding shares of Company Common Stock has been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, notwithstanding any prohibitions thereon in this Agreement and the Closing nonetheless occurs, an appropriate and proportionate adjustment will be made to the Exchange Ratio. If, prior to the Effective Time, the number of outstanding shares of Parent Common Stock has been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, stock dividend, stock split, reverse stock split or other similar change in capitalization, notwithstanding any prohibitions thereon in this Agreement and the Closing nonetheless occurs, an appropriate and proportionate adjustment will be made to the Exchange Ratio.

(c) Cancellation of Company Common Stock. Notwithstanding anything in the Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company or Parent or any of their respective wholly owned Subsidiaries will be cancelled and will cease to exist and no stock of Parent or other consideration will be delivered in exchange therefor.

(d) Alternative Structure. Parent may at any time change the method of effecting the combination (including by providing for the merger of the Company directly into Parent) so long as such change is consented to by the Company (such consent not to be unreasonably withheld), and no such change shall (i) alter or change the amount or kind of Merger Consideration to be issued to holders of the capital stock of the Company as provided for in this Agreement, (ii) adversely affect the Tax treatment of the Company’s stockholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement, or (iii) materially delay consummation of the transactions contemplated by this Agreement or require additional material consents or approvals.

1.5 Parent Capital Stock. At and after the Effective Time, each share of capital stock of Parent (“Parent Capital Stock”) issued and outstanding immediately prior to the Effective Time will remain issued and outstanding and will not be affected by the Merger.

1.6 Merger Sub Capital Stock. Each share of common stock of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation, and the Surviving Corporation will thereby become a wholly owned subsidiary of Parent.

1.7 Warrants. Effective as of the Effective Time, the outstanding Company Warrant will be assumed by Parent and will be converted into a warrant to purchase a number of shares of Parent Class A Common Stock at a price in each case determined pursuant to the terms of the Company Warrant and in accordance with the provisions set forth therein (the “Assumed Warrant”). Except as otherwise provided therein, the Assumed Warrant will be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to the Company Warrant immediately prior to the Effective Time.

1.8 Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of Merger Sub attached hereto as Exhibit A (the “Merger Sub Charter”) will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law, except that such certificate of incorporation will be amended to change the name of the Surviving Corporation to “Exult, Inc.”

1.9 Bylaws of the Surviving Corporation. At the Effective Time, the bylaws of Merger Sub attached hereto as Exhibit B (the “Merger Sub Bylaws”) will be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law.

1.10 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation until the next annual meeting (or the earlier of their resignation or removal) and until their respective successors are duly elected and qualified, as the case may be. The officers of Merger Sub immediately prior the Effective Time will be the officers of the Surviving Corporation until the earlier of their resignation or removal and until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Shares Available. At or prior to the Effective Time with respect to Parent Certificates, and promptly thereafter with respect to cash in lieu of fractional shares, Parent will deposit, or will cause to be deposited, with a bank or trust company selected by Parent (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, Parent Certificates and cash in lieu of fractional shares (such cash and certificates for shares of Parent Class A Common Stock, together with any dividends or distributions with respect thereto, being referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(e), respectively, in exchange for outstanding shares of Company Common Stock.

2.2 Exchange of Shares. (a) As soon as practicable after the Effective Time, the Exchange Agent will mail to each holder of record of one or more Certificates a letter of transmittal in customary form (which will specify, among other things, that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for Parent Certificates and any cash in lieu of fractional shares into which the shares of Company Common Stock represented by such Certificate or Certificates have been converted pursuant to this Agreement. Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates will be entitled to receive in exchange therefor, as applicable, (i) a Parent Certificate representing the number of whole shares of Parent Class A Common Stock to which such holder of Company Common Stock has become entitled pursuant to the provisions of Article I, (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II, and (iii) a check representing the amount of any dividends or distributions then payable pursuant to Section 2.2(b)(i), and the Certificate or Certificates so surrendered will forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates.

(b) No dividends or other distributions declared with respect to Parent Class A Common Stock will be paid to the holder of any unsurrendered Certificate until the holder thereof surrenders such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof will be entitled to receive (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid, without any interest thereon, with respect to the whole shares of Parent Class A Common Stock represented by such Certificate and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, with respect to shares of Parent Class A Common Stock represented by such Certificate.

(c) If any Parent Certificate is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it will be a condition to the issuance thereof that the Certificate or Certificates so surrendered are properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange pays to the Exchange Agent in advance any transfer or other Taxes required by reason of the issuance of a Parent Certificate in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or establishes to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there will be no transfers on the stock transfer books of the Company or the Surviving Corporation of the shares of Company Capital Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they will be cancelled and exchanged for Parent Certificates as provided in this Article II.

(e) Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Parent Class A Common Stock will be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Parent Class A Common Stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent will pay to each former stockholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying the Specified Deal Value by the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Class A Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4. For purposes of this Agreement, “Specified Deal Value” means the weighted average of the closing sale prices of Parent Class A Common Stock on the NYSE Composite Transactions Tape as reported by The Wall Street Journal for the ten full NYSE trading days immediately preceding the date of the Effective Time.

(f) Any portion of the Exchange Fund that remains unclaimed by the former stockholders of the Company as of the first anniversary of the Effective Time will be paid to Parent. Any former stockholders of the Company who have not theretofore complied with this Article II will thereafter look only to Parent for payment of the shares of Parent Class A Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Class A Common Stock deliverable in respect of each share of Company Common Stock, as the case may be, that such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, Merger Sub, the Surviving Corporation, the Exchange Agent or any other Person will be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g) In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Class A Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

(h) The Exchange Agent will invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments will be paid to Parent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the disclosure letter (the “Company Disclosure Letter”) delivered by the Company to Parent prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of the Company’s covenants contained in Article V), the Company represents and warrants to Parent and Merger Sub as follows:

3.1 Corporate Organization. (a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means an event or circumstance that has had, or is reasonably likely in the future to have, a material adverse effect on (i) with respect to Parent or the Company, as the case may be, the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole or (ii) with respect to Parent and the Company, the ability of Parent and Merger Sub, on the one hand, and the Company, on the other hand, to timely consummate the transactions contemplated by this Agreement.

(b) True and complete copies of the Fourth Amended and Restated Certificate of Incorporation of the Company (the “Company Charter”) and the Amended and Restated Bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Parent.

(c) Each Company Subsidiary (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has the corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, in the case of clauses (ii) and (iii), except as would not have a Material Adverse Effect on the Company. As used in this Agreement, the word “Subsidiary” when used with respect to either party, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “Company Subsidiary” and “Parent Subsidiary” will mean any direct or indirect Subsidiary of the Company or Parent, respectively, and, in the case of Parent, will include Merger Sub prior to the Effective Time and the Surviving Corporation as of and after the Effective Time.

3.2 Capitalization. (a) The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock, of which, as of the close of business on the business day immediately preceding the date of this Agreement (the “Measurement Date”), 109,890,095 shares were issued and outstanding, and (ii) 15,000,000 shares of Company Preferred Stock, par value $0.0001 per share (together with Company Common Stock, “Company Capital Stock”), of which, as of the Measurement Date, no shares were issued and outstanding. As of the Measurement Date, no shares of Company Common Stock were held in the Company’s treasury. As of the Measurement Date, no shares of Company Capital Stock were reserved for issuance except for 3,339,084 shares of Company Common Stock reserved for issuance under the Company’s 1999 Stock Option/Stock Issuance Plan, 1999 Special Executive Stock Option/Stock Issuance Plan, 2000 Equity Incentive Plan (together with any other plan providing for the award of options or other equity rights, the “Company Stock Plans”), 1,483,577 shares of Company Common Stock reserved for issuance under the Company’s 2000 Employee Stock Purchase Plan as described in the Company Disclosure Letter (the “Company Employee Stock Purchase Plan”), 9,353,740 shares of Company Common Stock reserved for issuance upon the conversion of the Company Convertible Notes and 1,000,000 shares of the Company Common Stock reserved for issuance upon exercise of the Company Warrant outstanding on the date hereof. All of the issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except pursuant to this Agreement, the Company Stock Plans and as set forth in Sections 3.2(b) and 3.2(c), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, issuance or registration of any shares of Company Capital Stock or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Capital Stock. The Company has provided Parent with a list of (i) each outstanding and unexercised option to purchase shares of Company Common Stock (“Company Stock Option”) granted pursuant to the Company Stock Plans, which list specifies (A) the name of the holder of such Company Stock Option, (B) the number of shares of Company Common Stock subject to such Company Stock Option, (C) the exercise price of such Company Stock Option, (D) the date on which such Company Stock Option was granted, (E) the applicable vesting schedule, and the extent to which such Company Stock Option is vested and exercisable as of the Measurement Date, and (F) the date on which such Company Stock Option expires and (ii) the aggregate number of all shares of Company Common Stock that are a restricted stock right of any kind, contingent or accrued, granted under the Company Stock Plans (not including Company Stock Options) (“Company Restricted Stock”) outstanding as of the Measurement Date; since the Measurement Date through the date hereof, the Company has not issued or awarded any options, restricted stock or restricted stock units under the Company Stock Plans.

(b) As of the Measurement Date: 1,000,000 shares of Company Common Stock are subject to issuance pursuant to an outstanding warrant (the “Company Warrant”) to purchase Company Common Stock. Section 3.2(b) of the Company Disclosure Letter sets forth for the Company Warrant (i) the name of the holder of such Company Warrant, (ii) the number of shares of Company Common Stock subject to such Company Warrant, (iii) the exercise price of such Company Warrant, (iv) the date on which such Company Warrant was granted, (v) to the extent applicable, the vesting schedule, and the extent to which such Company Warrant is vested and exercisable as of the Measurement Date, and (vi) the date on which such Company Warrant expires. All shares of Company Common Stock subject to issuance under the Company Warrant, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.

(c) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote of the Company is issued or outstanding as of the date hereof. As of the Measurement Date, there were 9,353,740 shares of Company Common Stock reserved for issuance upon conversion of the $110,000,000 aggregate principal amount of the Company’s 2.50% Convertible Senior Notes due October 1, 2010 (the “Company Convertible Notes”).

(d) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the Securities and Exchange Commission (the “SEC”)) of the Company are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such significant subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such subsidiary.

3.3 Authority; No Violation. (a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company (the “Company Board”). The Company Board has determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company and its stockholders and has directed that this Agreement and the transactions contemplated by this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders (the “Company Stockholders Meeting”) and, except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at such meeting, voting together as a single class (“Company Stockholder Approval”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (such exception, the “Bankruptcy Exception”)).

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Charter or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) or any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, writ, edict, decree, rule, regulation, judgement, ruling, policy, guideline or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (a “Law”) applicable to the Company, any of the Company Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of the Company Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults referred to in clause (ii) that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(c) Prior to the execution of this Agreement, to the extent necessary, the Compensation Committee of the Company Board took such action as may be required to assure the treatment of Company Stock Options contemplated by Exhibit 6.7(b) operates as therein provided with the result that, immediately after the Effective Time, all options and other rights awarded under the Company Stock Plans shall be extinguished without further action.

3.4 Consents and Approvals. Except for (i) the filing with the SEC of a Joint Proxy Statement in definitive form relating to the meetings of the Company’s and Parent’s stockholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Joint Proxy Statement”) and of a registration statement on Form S-4 (the “Form S-4”) in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) Company Stockholder Approval, and (v) the consents or approvals listed in Section 3.4 of the Company Disclosure Letter, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by the Company of this Agreement and (B) the consummation by the Company of the Merger and the other transactions contemplated by this Agreement. The consents, approvals, filings and registrations set forth in (i) through (iv) are referred to herein as the “Necessary Consents.”

3.5 Reports. (a) The Company and each of the Company Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2001 with (i) any state regulatory authority, (ii) the SEC, and (iii) any foreign regulatory authority (collectively, “Regulatory Agencies”), and all other reports and statements required to be filed by them since January 1, 2001, including any report or statement required to be filed pursuant to the Laws of the United States, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not, individually or in the aggregate, have a Material Adverse Effect on the Company. No Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of the Company Subsidiaries since January 1, 2001, except where such proceedings or investigation would not, individually or in the aggregate, have a Material Adverse Effect on the Company. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of the Company Subsidiaries; there has been no formal or informal inquiry by, or disagreement or dispute with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company since January 1, 2001 that would, individually or in the aggregate, have a Material Adverse Effect on the Company; and all reports, registrations and statements referred to in this Section 3.5, including accompanying certifications by officers, complied as to form in all material respects with all applicable legal requirements and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) The Company has previously made available to Parent an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule or definitive proxy statement filed by the Company with the SEC (the “Company Reports”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) from January 1, 2001 through the date of this Agreement and (ii) communication mailed by the Company to its stockholders and press release or similar announcement published by the Company, in each case since January 1, 2001 and prior to the date of this Agreement (“Company Public Statements”), and no Company Report or Company Public Statement filed, mailed or published since January 1, 2001, as of the date of such Company Report or Company Public Statement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All Company Reports filed under the Securities Act and the Exchange Act since January 1, 2001, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

3.6 Financial Statements. (a) The Company has previously made available to Parent copies of (i) the consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2001, 2002 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (such financial statements, the “Company 2003 Financial

Statements”) filed with the SEC under the Exchange Act, accompanied by the audit reports of KPMG LLP and Arthur Andersen LLP, as applicable, independent public accountants with respect to the Company, and (ii) the unaudited consolidated balance sheet of Company and the Company Subsidiaries as of March 31, 2004, and the related consolidated statements of income and cash flows of the three-month periods then ended, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 (the “Company Interim Financial Statements,” and together with the Company 2003 Financial Statements, the “Company Financial Statements”). The December 31, 2003 consolidated balance sheet of the Company (including the related notes, where applicable) included in the Company Financial Statements fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the date thereof, and the other financial statements included in the Company Financial Statements (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations, changes in stockholders’ equity, cash flows and consolidated financial position of the Company and the Company Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject in the case of the Company Interim Financial Statements to normal year-end audit adjustments in amounts that are immaterial in nature and amount and are consistent with past experience. Each of the Company Financial Statements (including the related notes, where applicable), as of their respective dates, complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except as indicated in such statements or in the notes thereto. The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) The records, systems, controls, data and information of the Company and the Company Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or the Company Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not have a materially adverse effect on the system of internal accounting controls described in the following sentence. The Company and the Company Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company (i) has designed disclosure controls and procedures to ensure that material information relating to the Company, including the Company Subsidiaries, is made known to the management of the Company by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent a summary of each such disclosure made by management to the Company’s auditors and audit committee since January 1, 2002.

(c) Except for those liabilities that are reflected or reserved against on the March 31, 2004 consolidated balance sheet of the Company included in the Company Interim Financial Statements and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2004 that are immaterial in nature or amount, since such date, neither the Company nor any of the Company Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet financings, loans, indebtedness, make whole or similar liabilities or obligations) that would be required to be reflected in a consolidated balance sheet of the Company or would, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.7 Absence of Certain Changes or Events. Except as set forth in a final registration statement, prospectus, report or definitive proxy statement filed since January 1, 2004 by the Company with the SEC pursuant to the Securities Act or the Exchange Act and prior to the Measurement Date:

(a) since December 31, 2003 through and including the date of this Agreement, no event or events have occurred that have had or would, individually or in the aggregate, have a Material Adverse Effect on the Company; and

(b) since December 31, 2003 through and including the date of this Agreement, the Company and the Company Subsidiaries have carried on their respective businesses in all material respects in the ordinary course and have not taken any action or failed to take any action that would have resulted in a breach of Section 5.1 or 5.2 had such Sections been in effect since December 31, 2003.

3.8 Legal Proceedings. (a) None of the Company or any of the Company Subsidiaries is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of the Company Subsidiaries except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(b) There is no Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated business process outsourcing companies or their Subsidiaries) imposed upon the Company, any of the Company Subsidiaries or the assets of the Company or any of the Company

Subsidiaries that would, individually or in the aggregate, have a Material Adverse Effect on the Company or Parent.

(c) Neither the Company nor any of the Company Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or since January 1, 2001, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its management or its business (each item in this sentence, whether or not set forth in the Company Disclosure Letter, a “Company Regulatory Agreement”), or is obligated to make any payment or incur any other expense pursuant to any Company Regulatory Agreement, nor has the Company or any of the Company Subsidiaries been advised since January 1, 2001 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.

3.9 Taxes and Tax Returns. (a) The Company and the Company Subsidiaries have duly filed all federal, state, foreign and local information returns and Tax Returns required to be filed by them on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and have duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from them by federal, state, foreign or local taxing authorities other than (i) Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against or (ii) information returns, Tax Returns or Taxes as to which the failure to file, pay or make provision for would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Section 3.9 of the Company Disclosure Letter lists those Tax Returns that are currently the subject of audit by the Internal Revenue Service (the “IRS”) or for which written notice of intent to audit has been received from the IRS. Any liability with respect to deficiencies asserted as a result of any such audit is covered by adequate reserves in accordance with GAAP in the Company Financial Statements. Section 3.9 of the Company Disclosure Letter sets forth all material elections with respect to Taxes affecting the Company or any of the Company Subsidiaries as of the date of this Agreement. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no material disputes pending, or claims asserted, for Taxes or assessments upon the Company or any of the Company Subsidiaries for which the Company does not have adequate reserves. Neither the Company nor any of the Company Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries). Within the past five years, neither the Company nor any of the Company Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under

Section 355(a) of the Code. No disallowance of a deduction under Section 162(m) of the Code for employee remuneration of any amount paid or payable by the Company or any of the Company Subsidiaries under any contract, plan, program or arrangement or understanding would, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company and each of the Company Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or any other third party. The Company does not have and has not had any permanent establishment in any foreign country as defined in the applicable Tax treaty or convention between the United States and such foreign country. The Company is not a party to any joint venture, partnership or other arrangement or contract which could be treated as a partnership for federal income tax purposes. No item of income or gain reported by the Company for financial accounting purposes in any pre-closing period is required to be included in taxable income for a post-closing period. Neither the Company nor any of the Company Subsidiaries has any excess loss account (as defined in Treasury Regulation Section 1.1502-19) with respect to the stock of any Subsidiary which would give rise to a material tax liability.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) and the term “Tax Return” includes all returns, reports and forms (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with or supplied to a Tax authority relating to Taxes.

(c) The limitation under Section 382 of the Code, Treasury Regulation Section 1.1502-15 or 21 or otherwise on the use of net operating loss carryforwards of the Company and the Company Subsidiaries that may apply by reason of the Merger or other transactions contemplated by this Agreement will not be reduced by virtue of any prior transaction or change in ownership of the Company or any of the Company Subsidiaries. For the purposes of this Section 3.9(c), the Section 382 limitation that may apply by reason of the Merger or other transaction contemplated by this Agreement shall be based on the fair market value of the Company Common Stock on the date of this Agreement.

3.10 Employee Benefit Plans. (a) Documents. Section 3.10(a) of the Company Disclosure Letter sets forth a list of the following: (i) all severance and employment agreements of the Company with directors or executive officers, (ii) all material severance programs and policies of each of the Company or the Company Subsidiaries, (iii) any plan or agreement of the Company or the Company Subsidiaries relating to any of its current or former employees, consultants or directors (each, an “Employee”) pursuant to which benefits would vest or an amount would become payable or the terms of which would otherwise be altered, in any case by virtue of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), (iv) each document embodying each Retirement Plan of the Company, and (v) each stock option plan, stock award plan, stock appreciation right plan, phantom stock plan, stock option, other equity or equity-based compensation plan, equity or other equity based award to any Person (whether payable in cash, shares or otherwise) or other plan or Contract of any nature with any Person (whether or not an Employee) pursuant to which any stock, option, warrant or other right to purchase or acquire capital stock of the Company or right to payment based on the value of the Company capital stock has been granted or otherwise issued. The Company has delivered or made available to Parent for review each of the items listed on Section 3.10(a) of the Company Disclosure Letter. For purposes of this Agreement, (A) “Retirement Plan” shall mean a material arrangement for the provision of Retirement Benefit Rights to Employees (and, if applicable, beneficiaries thereof) and (B) “Retirement Benefit Rights” shall mean, with respect to any Person, any pension, lump sum, gratuity or a like benefit provided or generally intended to be provided on retirement or on death in respect of an Employee’s relationship as a service provider to such Person or its Subsidiaries; provided, that (x) material post-retirement health benefits and any other self-insured health benefit arrangements and (y) material deferred compensation payments required to be made to an Employee in respect of the termination of employment, are both deemed to be “Retirement Benefit Rights.”

(b) Benefit Plan Compliance. (i) As used in this Agreement, the “Benefit Plans” of any Person means each collective bargaining agreement, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, stock-related or performance award, retirement, vacation, severance, disability, death benefit, hospitalization, medical, loan (other than travel allowances and relocation packages), fringe benefit, disability, sabbatical and other similar plan, arrangement or understanding providing benefits to any Employee of such Person or any of its Subsidiaries. With respect to any Benefit Plan of the Company or any of the Company Subsidiaries (“Company Benefit Plans”), no event has occurred and there exists no condition or set of circumstances, in connection with which the Company or any of the Company Subsidiaries would be subject to any material liability under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code or any other applicable Law.

(ii) Each Company Benefit Plan has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and all other applicable material Laws and the terms of all applicable collective bargaining agreements. Each Company Benefit Plan, including any material amendments thereto, that is capable of approval by, and/or registration for and/or qualification for special tax status with, the appropriate taxation, social security and/or supervisory authorities in the relevant country, state, territory or the like (each, an “Approval”) has received such Approval or there remains a period of time in which to obtain such Approval retroactive to the date of any material amendment or change in Law that has not previously received such Approval.

(iii) To the knowledge of the Company, no material commitment with respect to any material aspect of any Company Benefit Plan has been made to an Employee of the Company or any of the Company Subsidiaries by an authorized Employee of the Company that is not materially in accordance with the written or otherwise preexisting terms and provisions of such Company Benefit Plans. To the knowledge of the Company, neither the Company nor any of the Company Subsidiaries has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other Employee representative body or any material number or category of its Employees which would prevent, restrict or materially impede the implementation of any lay-off, redundancy, severance or similar program within its or their respective workforces (or any part of them).

(iv) There are no material unresolved claims or disputes under the terms of, or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any material claim thereunder.

(c) Pensions. Neither the Company nor any Company Subsidiary is a party to, contributes to, or will be required to contribute to, any material scheme, agreement or arrangement (whether legally enforceable or not) for the provision of any pension, retirement savings benefits or other like benefits (including the payment after leaving employment of the Company or any Company Subsidiary of medical expenses) for any Employee or for the widow, widower, child or dependant of any such Employee. To the knowledge of the Company, the scheme relating to U.K. employees discussed in Section 3.10(c) of the Company Disclosure Letter has been operated in compliance with applicable Law and the Company has no due and unpaid obligations in respect of it.

(d) Defined Benefit Plans; Multiemployer Plans. No Company Benefit Plan is or at any time was (i) subject to Title IV of ERISA, (ii) subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, (iii) a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(13) of ERISA or Section 414(f) of the Code, or (iv) a “multiple employer plan” within the meaning of Section 413(c) of the Code.

(e) Continuation Coverage. No Company Benefit Plan provides health benefits (whether or not insured), with respect to Employees after retirement or other termination of service (other than coverage mandated by applicable Laws or benefits, the full cost of which is borne by the Employee) other than individual arrangements the amounts of which are not material.

(f) Effect of Transaction. The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Benefit Plan that will or may result in any material payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee. There is no contract, agreement, plan or arrangement with an

Employee to which the Company or any of the Company Subsidiaries is a party as of the date of this Agreement, that, individually or collectively and as a result of the transaction contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code, except as set forth in Section 3.10(f) of the Company Disclosure Letter.

(g) Labor. No collective bargaining agreement is being negotiated or renegotiated in any material respect by the Company or any of the Company Subsidiaries. As of the date of this Agreement, there is no material labor dispute, strike or work stoppage against the Company or any of the Company Subsidiaries pending or, to the knowledge of the Company, threatened which may materially interfere with the respective business activities of the Company or any of the Company Subsidiaries. As of the date of this Agreement, to the knowledge of the Company, none of the Company, any of the Company Subsidiaries or any of their respective representatives or Employees has committed any material unfair labor practice in connection with the operation of the respective businesses of the Company or any of the Company Subsidiaries, and there is no material charge or complaint against the Company or any of the Company Subsidiaries by the National Labor Relations Board or any comparable governmental agency pending or threatened in writing.

3.11 Compliance with Applicable Law. The Company and each of the Company Subsidiaries hold all licenses, franchises, permits, variances, orders, approvals and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any respect under any, applicable Law of any Governmental Entity relating to the Company or any of the Company Subsidiaries, except where the failure to hold such license, franchise, permit, variance, order, approval or authorization or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.12 Certain Contracts. (a) Section 3.12 of the Company Disclosure Letter lists each contract, undertaking, arrangement, commitment or understanding (whether written or oral) to which the Company or any of the Company Subsidiaries is a party or by which they are bound (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company Reports filed prior to the date hereof, (ii) that materially restricts the conduct of any material line of business by the Company or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business material to Parent or the Company, (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) providing for compensation or benefits to any officer or director of the Company, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, other than the Company Stock Plans, (v) with the 8 largest (measured by revenues in 2003 or the first quarter of 2004) clients of the Company and the Company Subsidiaries taken as a whole (such specific 8 clients, the “Key Company Clients”), (vi) that is with a Person the termination or breach of which would, individually or in the aggregate, have a Material Adverse Effect on the Company, or (vii) pursuant to which the Company or any of the Company Subsidiaries received or made aggregate payments for goods or services during the year ended December 31, 2003, or pursuant to which the Company reasonably expects to receive or make such aggregate payments during the year ending December 31, 2004, in each case in excess of $5,000,000 per contract, arrangement, commitment or understanding (or series of related contracts, arrangements, commitments or understandings). Each contract, arrangement, commitment or understanding of the type described in this Section 3.12(a), whether or not set forth in the Company Disclosure Letter, is referred to as a “Company Contract,” and neither the Company nor any of the Company Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto that would, individually or in the aggregate, have a Material Adverse Effect on the Company.

(b) With such exceptions that would not, individually or in the aggregate, have a Material Adverse Effect on the Company as to clauses (i), (ii) and (iii) only, (i) each Company Contract is valid and binding on the Company or any of the Company Subsidiaries, as applicable, and is in full force and effect, (ii) the Company and each of the Company Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Company Contract, (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of the Company Subsidiaries under any such Company Contract, and (iv) neither the execution nor delivery of this Agreement, nor the completion of any of the transactions herein contemplated will result in the termination or cancellation of, or right under, any such Company Contract.

3.13 Properties. The Company or one of the Company Subsidiaries (a) has good and marketable title to all the properties and assets reflected in the latest balance sheet included in the Company Interim Financial Statements as being owned by the Company or one of the Company Subsidiaries or acquired after the date thereof which are material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, and (ii) such imperfections or irregularities of title, claims or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (b) is the lessee of all leasehold estates reflected in the latest financial statements included in the Company Interim Financial Statements or acquired after the date thereof which are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s knowledge, the lessor, except in the case of clauses (a) and (b) above as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.14 Intellectual Property.

(a) No Infringement. To the knowledge as of the date hereof of the Company, the services and operations of the Company do not infringe or misappropriate the Intellectual Property of any third party where such infringement or misappropriation would, individually or in the aggregate, have a Material Adverse Effect on the Company. “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing, (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world, (iv) all trade names, logos, URLs, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world, (v) all databases and data collections and all rights therein throughout the world, (vi) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (vii) any similar or equivalent rights to any of the foregoing anywhere in the world.

(b) No Impairment. There is no contract, undertaking or agreement to which the Company or any Company Subsidiary is party or by which they are bound that will result in: (i) Parent or any Subsidiary of Parent being bound by any material non-compete or other material restriction on the operation of any business of Parent or the Parent Subsidiaries or (ii) Parent or any Parent Subsidiary granting any rights or licenses to any material Intellectual Property of Parent or any Parent Subsidiary to any third party (including a covenant not to sue with respect to any material Intellectual Property of Parent or any Parent Subsidiary).

3.15 Environmental Matters.

(a) Hazardous Material. Except as would not, individually or in the aggregate, result in a Material Adverse Effect on the Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local Law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said Laws, but excluding office and janitorial supplies (a “Hazardous Material”), are present, as a result of the actions of the Company or any of the Company Subsidiaries or any affiliate of the Company, or, to the knowledge of the Company, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of the Company Subsidiaries has at any time owned, operated, occupied or leased.

(b) Hazardous Materials Activities. Except as would not, individually or in the aggregate, result in a Material Adverse Effect on the Company: (i) neither the Company nor any of the Company Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its Employees or others to Hazardous Materials in violation of any Law in effect on or before the Closing Date and (ii) neither the Company nor any of the Company Subsidiaries has disposed of, transported, sold, used, released, exposed its Employees or others to or manufactured any product containing a Hazardous Material (collectively, “Hazardous Materials Activities”) in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

3.16 Clients. (a) Between January 1, 2001 and the date hereof, none of the Key Company Clients has canceled or otherwise terminated its contract or relationship with the Company or any of the Company Subsidiaries or has at any time decreased significantly its usage of the services of the Company or any of the Company Subsidiaries (except for decreases which are, to the knowledge of the Company, primarily attributable to the satisfactory completion of specific projects in the ordinary course of business) and, to the knowledge of the Company, there has been no material adverse change in the business relationship of the Company and each of the Company Subsidiaries with any Key Company Client. Except as set forth on Section 3.16 of the Company Disclosure Letter, to the knowledge of the Company, no such client intends to cancel or otherwise terminate its relationship with the Company or the Company Subsidiaries or to decrease significantly its usage of the services of the Company or the Company Subsidiaries (except for decreases primarily attributable to the satisfactory completion, to the knowledge of the Company, of specific projects in the ordinary course of business), except for such of the foregoing arising after the date hereof as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(b) To the knowledge of the Company, there is no dispute with any Key Company Client or delays or other problems in connection with any services rendered by the Company or the Company Subsidiaries to any Key Customer Client that have given rise or could reasonably be expected to give rise to a liability (in the context of the work at issue) or the need to provide “service credits” or additional services for the customer involved, in each case that would, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.17 State Takeover Laws. The Company Board has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreement and transactions DGCL Section 203 and any similar “takeover” or “interested stockholder” Law (any such Laws, “Takeover Statutes”).

3.18 Reorganization. As of the date of this Agreement, the Company is not aware of any fact or circumstance that could reasonably be expected to prevent the

Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.19 Opinion. Prior to the execution of this Agreement, the Company has received an opinion from Morgan Stanley & Co. Incorporated to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair to the stockholders of the Company from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.20 Company Information. The information relating to the Company and the Company Subsidiaries that is or will be provided by the Company or its representatives for inclusion in the Joint Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency in connection with the transactions contemplated by this Agreement will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Parent or any of the Parent Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.21 Vote Required. The Company Stockholder Approval is the only vote of the holders of any class or series of Company Capital Stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

3.22 Broker’s Fees. None of the Company, any Company Subsidiary or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Morgan Stanley & Co. Incorporated, the material terms of whose engagement have been disclosed to Parent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure letter (the “Parent Disclosure Letter”) delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Parent’s or Merger Sub’s covenants contained in Article V), Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Corporate Organization. (a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

(b) True and complete copies of the Amended and Restated Certificate of Incorporation (the “Parent Charter”), the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), the Merger Sub Charter and the Merger Sub Bylaws, each as in effect as of the date of this Agreement, have previously been made available to the Company.

(c) Each Parent Subsidiary (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all the corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

4.2 Capitalization. (a) The authorized capital stock of Parent, as of the Measurement Date, consists of (A) 1,000,000,000 shares of Parent Common Stock (“Parent Common Stock”), of which, as of the Measurement Date, (i) 750,000,000 shares were authorized and 31,298,249 shares were issued and outstanding as Parent Class A Common Stock, (ii) 200,000,000 shares were authorized and 62,582,704 shares were issued and outstanding as Parent Class B Common Stock, and (iii) 50,000,000 shares were authorized and 4,519,719 shares were issued and outstanding as Parent Class C Common Stock and (B) 10,000,000 shares of Parent Preferred Stock, par value $0.01 per share (“Parent Preferred Stock”), of which 1,400,000 shares were authorized and no shares were issued and outstanding as Parent Series A Preferred Stock. As of the Measurement Date, 273,249 shares of Parent Class A Common Stock were held in Parent’s treasury and no shares of Parent Common Stock or Parent Preferred Stock were reserved for issuance, except for 25,000,000 shares reserved for issuance upon exercise of options issued pursuant to employee and director stock plans of Parent in effect as of the date of this Agreement (the “Parent Stock Plans”). All of the issued and outstanding shares of Parent Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the Measurement Date, except pursuant to this Agreement, the Parent Stock Plans and stock repurchase plans entered into by Parent from time to time, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, issuance or registration of any shares of Parent Capital Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Capital Stock. The shares of Parent Class A Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the

Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of Parent are owned by Parent, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such significant subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such subsidiary.

(c) No bonds, debentures, notes or other indebtedness having the right to vote on any matter on which Parent’s stockholders may vote are issued and outstanding.

(d) All of the issued and outstanding shares of Merger Sub Common Stock are owned directly by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has not engaged in any activities other than in connection with the transactions contemplated by this Agreement and has incurred no liabilities or obligations other than as contemplated hereby.

4.3 Authority; No Violation. (a) Each of Parent and Merger Sub has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Parent (the “Parent Board”), the Board of Directors of Merger Sub (the “Merger Sub Board”) and Parent, as the sole stockholder of Merger Sub. The Parent Board and the Merger Sub Board have determined that this Agreement and the transactions contemplated hereby are in the best interests of Parent and Merger Sub and their respective stockholders and the Parent Board has directed that this Agreement and the transactions contemplated hereby and the issuance of the Merger Consideration (the “Share Issuance”) be submitted to Parent’s stockholders for approval at a duly held meeting of such stockholders (the “Parent Stockholders Meeting”) and, except for approval of this Agreement and the transactions contemplated hereby and the Share Issuance by a majority of the holders of Parent Common Stock, present in person or by proxy at the Parent Stockholder Meeting (“Parent Stockholder Approval”), no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and by Merger Sub and (assuming due authorization, execution and delivery by the Company) constitute the valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their terms (except as may be limited by the Bankruptcy Exception).

(b) Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation of the transactions contemplated hereby, nor compliance by Parent or Merger Sub, as applicable, with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Charter, the Parent Bylaws, the Merger Sub Charter or the Merger Sub Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Injunction or Law applicable to Parent, any of the Parent Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of the Parent Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of the Parent Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults referred to in clause (ii) that would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

4.4 Consents and Approvals. Except for (i) the filing with the SEC of the Joint Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) any notices or filings under the HSR Act, (iv) Parent Stockholder Approval, and (v) the consents or approvals listed in Section 4.4 of the Parent Disclosure Letter, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Parent or Merger Sub of this Agreement and (B) the consummation by Parent and Merger Sub, as applicable, of the Merger and the other transactions contemplated by this Agreement.

4.5 Reports. (a) Parent and each of the Parent Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2001 with the Regulatory Agencies, and all other reports and statements required to be filed by them since January 1, 2001, including any report or statement required to be filed pursuant to the Laws of the United States, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not, individually or in the aggregate, have a Material Adverse Effect on Parent. No Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of the Parent Subsidiaries since January 1, 2001, except where such proceedings or investigation would not, individually or in the aggregate, have a Material Adverse Effect on Parent. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any Parent Subsidiaries; there has been no formal or informal inquiry by, or disagreement or dispute with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent since January 1, 2001 that would, individually or in the aggregate, have a Material Adverse Effect on Parent; and all reports, registrations and statements referred to in this Section 4.5, including accompanying certifications by officers, complied as to form with all applicable legal requirements and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Parent has previously made available to the Company an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule or definitive proxy statement filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act (“Parent Reports”) from January 1, 2001 through the date of this Agreement and (ii) communication mailed by Parent to its stockholders and press release or similar announcement published by Parent, in each case since January 1, 2001 and prior to the date of this Agreement (“Parent Public Statements”), and no Parent Report or Parent Public Statement filed, mailed or published since January 1, 2001 as of the date of such Parent Report or Parent Public Statement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of circumstances under which they were made, not misleading. All Parent Reports filed under the Securities Act and the Exchange Act since January 1, 2001, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

4.6 Financial Statements. (a) Parent has previously made available to the Company copies of (i) the consolidated balance sheet of Parent and the Parent Subsidiaries (or, as applicable, their predecessors) as of September 30, 2001, 2002 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended as reported in Parent’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003 (such financial statements, the “Parent 2003 Financial Statements”) filed with the SEC under the Exchange Act, accompanied by the audit report of Ernst & Young LLP, independent public accountants with respect to Parent, and (ii) the unaudited consolidated balance sheet of Parent and the Parent Subsidiaries as of March 31, 2004, and the related consolidated statements of income and cash flows of the three-month periods then ended, as reported in Parent’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 (the “Parent Interim Financial Statements,” and together with the Parent 2003 Financial Statements, the “Parent Financial Statements”). The September 30, 2003 consolidated balance sheet of Parent (including the related notes, where applicable) included in the Parent Financial Statements fairly presents in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations, cash flows and changes in stockholders’ equity and consolidated financial position of Parent and the Parent Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject in the case of the Parent Interim Financial Statements to normal year-end audit adjustments in amounts that are immaterial in nature and amount and are consistent with past experience. Each of the Parent Financial Statements (including the related notes, where applicable), as of their respective dates, complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) The records, systems, controls, data and information of Parent and the Parent Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or the Parent Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. Parent and the Parent Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Parent (i) has designed disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. Parent has made available to the Company a summary of any such disclosure made by management to Parent’s auditors and audit committee since January 1, 2002.

(c) Except for those liabilities that are reflected or reserved against on March 31, 2004 consolidated balance sheet of Parent included in the Parent Interim Financial Statements and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2004, since such date, neither Parent nor any of the Parent Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off balance sheet financings, loans, indebtedness, make whole or similar liabilities or obligations) that would be required to be reflected in a consolidated balance sheet of Parent or would, individually or in the aggregate, have a Material Adverse Effect on Parent;

4.7 Absence of Certain Changes or Events. Except as set forth in a final registration statement, prospectus, report or definitive proxy statement filed since January 1, 2004 with the SEC pursuant to the Securities Act or the Exchange Act and prior to the Measurement Date:

(a) since September 30, 2003 through and including the date of this Agreement, no event or events have occurred that have had or would have, individually or in the aggregate, a Material Adverse Effect on Parent; and

(b) since September 30, 2003 through and including the date of this Agreement, Parent and the Parent Subsidiaries have carried on their respective businesses in all material respects in the ordinary course and have not taken any action or failed to take any action that would have resulted in a breach of Section 5.3 had such Section been in effect since September 30, 2003.

4.8 Legal Proceedings. (a) None of Parent or any Parent Subsidiary is a party to any, and there are no pending or, to the best of Parent’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any Parent Subsidiary except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

(b) There is no Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated human resources outsourcing companies or their Subsidiaries) imposed upon Parent, any Parent Subsidiary or the assets of Parent or any Parent Subsidiary that would, individually or in the aggregate, have a Material Adverse Effect on Parent.

(c) Neither Parent nor any of the Parent Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or since January 1, 2001, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its management or its business (each, whether or not set forth in the Parent Disclosure Letter, a “Parent Regulatory Agreement”), or is obligated to make any payment or incur any other expense pursuant to any Parent Regulatory Agreement, nor has Parent or any of the Parent Subsidiaries been advised since January 1, 2001, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

4.9 Compliance with Applicable Law. Parent and each of the Parent Subsidiaries hold all licenses, franchises, permits, variances, orders, approvals and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any respect under any, applicable Law of any Governmental Entity relating to Parent or any of the Parent Subsidiaries, except where the failure to hold such license, franchise, permit, variance, order, approval or authorization or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

4.10 Reorganization. As of the date of this Agreement, Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.11 Parent Information. The information relating to Parent and the Parent Subsidiaries to be contained in the Joint Proxy Statement and the Form S-4, or the information relating to Parent and the Parent Subsidiaries that is or will be provided by Parent or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection with the transactions contemplated by this Agreement will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to the Company or any of the Company Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder in all material respects. The Form S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder in all material respects.

4.12 Vote Required. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent Capital Stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

4.13 Broker’s Fees. None of Parent, any Parent Subsidiary or any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokers fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Goldman, Sachs & Co.

ARTICLE V

PRE-CLOSING COVENANTS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or a provision of the Company Disclosure Letter making specific reference to this Section 5.1, the Company will, and will cause each of the Company Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees, and (c) take no action that would adversely affect or materially delay the ability of the Company, Parent or Merger Sub to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants under this Agreement or to consummate the transactions contemplated hereby.

5.2 Company Forbearances. Without limiting the generality of Section 5.1, during the period from the date of this Agreement to the Effective Time, except as set forth in the Company Disclosure Letter and except as expressly contemplated or permitted by this Agreement subject to Section 6.13, the Company will not, and will not permit any of the Company Subsidiaries to, without the prior written consent of Parent (in its reasonable discretion):

(a) incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (but not including accrual of interest on or maturity of obligations incurred before the date hereof), in excess of $5,000,000 in the aggregate, or make any loan or advance, other than: (A) short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of the Company or any of its directly or indirectly wholly owned Subsidiaries to the Company or any of the Company Subsidiaries, (B) guarantees of performance obligations of the Company or any of the Company Subsidiaries in the ordinary course of business consistent with past practice, or (C) non-executive officer employee loans or advances permitted under applicable Law made in the ordinary course of business not to exceed $1,000,000 in the aggregate;

(b) (i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Company Subsidiaries to the Company or to any of its wholly owned Subsidiaries, (B) the acceptance of shares of Company Common Stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of Company Stock Options or the vesting of restricted stock or other Company Restricted Stock, in each case in accordance with past practice and the terms of the applicable award agreements or the Company Stock Plans pursuant to which the awards were granted, (C) repurchases or cancellations of unvested shares in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof, and (D) as set forth in Section 5.2(b)(ii) of the Company Disclosure Letter);

(iii) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, other than grants to newly-hired employees of the Company who are not officers or directors of the

Company made in the ordinary course of business consistent with past practice under the Company Stock Plans; or

(iv) issue any additional shares of capital stock or securities convertible into shares of capital stock except (A) the satisfaction of any Company Stock Options, the Company Warrant or the Company Convertible Notes outstanding as of the date of this Agreement or Company Stock Options or other stock based awards issued thereafter in compliance with this Agreement or (B) pursuant to the Company Employee Stock Purchase Plan, subject to Section 6.7(c);

(c) except in the ordinary course of business consistent with past practice with respect to employees who are not directors or executive officers of the Company, or as required by Law, an agreement in effect on the date hereof that is listed in the Company Disclosure Letter or the Company Stock Plans:

(i) increase any wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee or director;

(ii) pay any pension or retirement allowance not required by any existing plan or agreement or by applicable Law;

(iii) pay any bonus;

(iv) become a party to, amend or commit itself to, any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee; or

(v) accelerate the vesting of, or the lapsing of restrictions with respect to, any Company Restricted Stock other than Company Restricted Stock granted to directors and executive officers;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are, individually or in the aggregate with all other such transactions, material to the Company and the Company Subsidiaries, taken as a whole, to any Person other than a Company Subsidiary, provided, that this shall not prohibit the Company from taking any cost reduction initiatives disclosed to Parent on or prior to the date of this Agreement, including facilities consolidations and attendant dispositions of assets, that would not present a material risk of delaying the Merger or making it more difficult to obtain any Necessary Consent;

(e) cancel, release or assign any indebtedness or third party claim that is material, individually or in the aggregate with all other such indebtedness or claims, to the Company and the Company Subsidiaries, taken as a whole, to any Person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

(f) enter into any new line of business that is material to the Company and the Company Subsidiaries, taken as a whole, or change any of its technology or operating policies that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except in the ordinary course of business or as required by applicable Law or to accommodate a material client request or need;

(g) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business, other than acquisitions of assets from clients in connection with providing services to such clients in the ordinary course of business consistent with past practice;

(h) knowingly take any action, or knowingly fail to take any reasonable action, that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(i) amend the Company Charter or the Company Bylaws, or otherwise take any action to exempt any Person (other than Parent or the Parent Subsidiaries) from any Takeover Statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(j) settle any material claim, action or proceeding, except in the ordinary course of business consistent with past practice or reserved for in the accounts of the Company as of the date hereof;

(k) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable Law;

(l) except as required by GAAP or the SEC as concurred in by its independent auditors, make any material change in its methods or principles of accounting since March 31, 2004 or make or change any material Tax election;

(m) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement;

(n) amend in any material respect or waive any of its material rights under any contract listed or required to be listed on the Company Disclosure Letter, except in the ordinary course of business consistent with past practice;

(o) enter into any contract, arrangement, commitment or understanding that would have been a Company Contract had it been in existence on the date of this Agreement, except in the ordinary course of business consistent with past practice;

(p) adopt or recommend a plan of complete or partial dissolution, merger or consolidation, recapitalization, restructuring or other reorganization (other than the Merger);

(q) enter into any agreement or commitment the effect of which would be to grant to a third party following the Merger any actual or potential right of license to any material Intellectual Property owned by Parent or any of the Parent Subsidiaries;

(r) without limiting the generality or effect of any of the foregoing, expend funds or incur liabilities for capital expenditures in excess of the amounts set forth in the Company’s 2004 capital expenditure budget delivered by the Company to Parent prior to the date of this Agreement; or

(s) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent and Merger Sub Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or in the Parent Disclosure Letter, Parent and Merger Sub will not, and Parent will not permit any of the Parent Subsidiaries to, without the prior written consent of the Company (in its reasonable discretion):

(a) adjust, split, combine or reclassify any of Parent’s capital stock;

(b) amend the Parent Charter;

(c) knowingly take any action, or knowingly fail to take any reasonable action, that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(d) subject to Section 6.13, take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby;

(e) adopt or recommend a plan of complete or partial dissolution or liquidation;

(f) subject to Section 6.13, take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable Law;

(g) declare or pay any dividend or other distribution on any class of Parent Common Stock with a record date prior to the Effective Time unless Parent irrevocably undertakes to add the per share amount of such dividend or distribution to the Merger Consideration; provided, however, that this clause (iv) will not apply to repurchases of Parent capital stock or any cash dividends of no more than $0.25 per quarter declared or paid in connection with a decision by the Parent Board approving the commencement of a regular quarterly dividend for Parent Common Stock; or

(h) agree to take, make any commitment to take, or adopt any resolutions of the Parent Board in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters; Third Party Consents. (a) Parent and the Company will promptly prepare and file with the SEC the Joint Proxy Statement and Parent will promptly prepare and file with the SEC the Form S-4 in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company will use their commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and thereafter mail or deliver the Joint Proxy Statement to its respective stockholders.

(b) Subject to Section 6.13, the parties will cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. The Company and Parent will have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. The parties will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(c) Each of Parent and the Company will, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Each of Parent and the Company will promptly advise the other upon receiving any communication from any Governmental Entity consent or approval of which is required for consummation of the transactions contemplated by this Agreement.

6.2 Access to Information. (a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of the Company and Parent will, and will cause each Parent Subsidiary to, afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, the parties will, and will cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws (other than reports or documents that such party is not permitted to disclose under applicable Law) and (ii) all other information concerning its business, properties and personnel as the other may reasonably request. Neither the Company nor Parent nor any of their Subsidiaries will be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information and materials provided pursuant to this Agreement will be subject to the provisions of the Confidentiality Agreement entered into between the Company and Parent as of March 12, 2004 (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives will affect the representations and warranties of the other set forth in this Agreement.

6.3 Stockholder Approvals. Each of the Company and Parent will call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of obtaining the requisite stockholder approvals required in connection with this Agreement and the Merger, and each will use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable on the same date. Each of the Company Board and the Parent Board will use its reasonable best efforts to obtain from its respective stockholders the Company Stockholder Approval and Parent Stockholder Approval. The Parent Board will recommend that its stockholders vote in favor of the Share Issuance, and the Company Board will recommend that its stockholders vote in favor of the adoption of this Agreement, subject to their respective fiduciary duties in connection with any Parent Acquisition Proposal in the case of the Parent Board, or, in the case of the Company Board, subject to its fiduciary duties in respect of a Superior Proposal and in compliance by the Company with Section 6.12. Nothing in this Agreement will prohibit Parent or the Company from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act. In addition, without limiting the generality or effect of the foregoing, nothing herein will restrict any party from disclosing to its stockholders information that its Board of Directors determines in good faith, after consultation with counsel, it is required to disclose under applicable Law.

6.4 Legal Conditions to Merger. Subject to Section 6.13, each of Parent and the Company will, and will cause its Subsidiaries to, use their commercially reasonable efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement and (ii) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Affiliate Letters. The Company will use its commercially reasonable efforts to cause each director, executive officer and other Person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of the Company to deliver to Parent, as soon as practicable after the date of this Agreement, and prior to the date of the meeting of the Company stockholders to be held pursuant to Section 6.3, a written agreement, in the form of Exhibit C.

6.6 NYSE Listing. Parent will use its commercially reasonable efforts to cause the shares of Parent Class A Common Stock to be issued, or reserved for issuance, in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.7 Employee Matters. (a) From the Effective Time through the first anniversary of the Effective Time (the “Benefits Provision Date”), except for participation in equity plans (which is covered by Section 6.7(b)), Parent will, or will cause the Company to, provide employees of the Company and the Company Subsidiaries as of the Effective Time (the “Covered Employees”) employee benefits and compensation plans, programs and arrangements that, in Parent’s reasonable judgment, in the aggregate (giving effect to the benefits and compensation to be provided pursuant to Section 6.7(b)) are not substantially less valuable to Covered Employees than are the employee benefits and compensation, excluding severance arrangements, plans, programs and arrangements provided by the Company or the Company Subsidiaries, as the case may be, to such employees as of the Measurement Date, provided, however, that subject to Section 6.7(b), prior to the Benefits Provision Date Parent will be deemed to be in compliance with this covenant if it makes provision so that Covered Employees become eligible to participate in benefit plans provided to similarly situated employees of Parent and the Parent Subsidiaries and nothing therein or otherwise will affect the at-will employment status of any employee.

(b) Each of Parent and the Company will take the actions indicated to be taken by it on Exhibit 6.7(b) at or prior to the times specified therein.

(c) The Company shall take all necessary and appropriate actions with respect to the Company Employee Stock Purchase Plan so that the offering period ending June 30, 2004, is the final offering period for which shares of Company Common Stock are issued under such plan.

6.8 Indemnification; Directors’ and Officers’ Insurance. (a) After the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of the Company Subsidiaries or who is or was serving at the request of the Company or any of the Company Subsidiaries as a director, officer, employee or agent of another Person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that such individual is or was a director, officer or employee of the Company or any of the Company Subsidiaries or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, Parent will, and will cause the Surviving Corporation to, indemnify, defend and hold harmless, such Indemnified Parties against such claims, actions, suits or proceedings, to the fullest extent that would be permitted under applicable Delaware corporate Law (including reimbursement for reasonable fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party). From and after the Effective Time, Parent will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company to indemnify, defend and hold harmless, the Indemnified Parties as provided in the Company Charter and the Company Bylaws in effect on the date hereof, and any agreement specifically listed in Section 6.8 of the Company Disclosure Letter, provided, however, to the extent any such matter arises out of service by any individual as a director or officer of Parent as of or after the Merger, such indemnity shall be provided in accordance with the Parent Charter and Parent Bylaws, as in effect from time to time, and any director and officer indemnification agreements between Parent and such person.

(b) Parent will use its reasonable best efforts to cause the individuals covered by the Company’s directors’ and officers’ liability insurance immediately prior to the Effective Time to be covered for a period of six years after the Effective Time by the directors’ and officers’ liability insurance as in effect on the Measurement Date, and if that is not practicable, then such insurance not substantially less favorable to the insureds than the policy maintained by the Company as of the Measurement Date (such other insurance may include so-called “tail” policies, of at least the same coverage and amounts containing terms and conditions that are not less advantageous than the

Company’s policy as in effect on the Measurement Date) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such, and provided further, that in no event will Parent be required to expend in any year an amount in excess of 150% of the annual aggregate premiums currently paid by the Company for such insurance (the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent will maintain policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, Parent’s obligations under this Section 6.8(b) will be deemed satisfied to the extent that any such individual is covered for all such periods with respect to such acts or omissions under any directors’ and officers’ liability insurance policy maintained by Parent for its directors and officers.

(c) This Section 6.8 will survive the Effective Time and is expressly intended to be for the benefit of, and will be enforceable by the Indemnified Parties and their respective heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and their respective successors and assigns. In the event that Parent or the Surviving Corporation or their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of Parent or the Surviving Corporation, as the case may be, honor the obligations set forth with respect to Parent or the Surviving Corporation, as the case may be, in this Section 6.8.

6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of the Company, the proper officers and directors of each party and their respective Subsidiaries will take all such necessary action as may be reasonably requested by, and at the sole expense of, Parent.

6.10 Advice of Changes. Each of Parent and the Company will promptly advise the other of any change or event (a) having or reasonably likely to have a Parent MAE or a Company MAE, as the case may be, or (b) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that (i) no such notification will affect the representations, warranties or covenants of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement and (ii) a failure to comply with this Section 6.10 will not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.11 Exemption from Liability Under Section 16(b). Parent and the Company agree that, in order to most effectively compensate and retain Company Insiders in connection with the Merger, both prior to and after the Effective Time, it is desirable that

Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Company Common Stock into shares of Parent Class A Common Stock in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 6.11. Assuming that the Company delivers to Parent the Section 16 Information in a timely fashion, the Parent Board, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), will adopt a resolution providing that the receipt by Company Insiders of Parent Class A Common Stock in exchange for shares of Company Common Stock pursuant to the transactions contemplated by this Agreement, to the extent such securities are listed in the Section 16 Information, is intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. For purposes of this Agreement, (a) “Section 16 Information” will mean information accurate in all material respects regarding Company Insiders, the number of shares of Company Common Stock (including Company Restricted Stock) held by each such Company Insider and expected to be exchanged for Parent Class A Common Stock in the Merger, and the number and description of Company Stock Options held by each such Company Insider and expected to be cashed-out in connection with the Merger and (b) “Company Insiders” will mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

6.12 No Shop. (a) Except as otherwise permitted in this Section 6.12, the Company will not, and will cause the Company Subsidiaries and each officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of the Company or any of the Company Subsidiaries not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, reorganization, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving the Company or any of the Company Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction, or (iii) enter into any agreement regarding any Alternative Transaction. Notwithstanding the foregoing, the Company Board will be permitted, prior to obtaining Company Stockholder Approval, and subject to compliance with the other terms of this Section 6.12 and to first entering into a confidentiality agreement with the Person proposing such Acquisition Proposal on terms substantially similar to, and no less favorable to the Company than, those contained in the Confidentiality Agreement, in response to a bona fide written Acquisition Proposal that constitutes, or could reasonably lead to, a Superior Proposal to consider and participate in discussions and negotiations with respect to such proposal and provide information in connection therewith.

(b) As used in this Agreement:

(i) “Alternative Transaction” means any of (i) a transaction pursuant to which any Person (or group of persons) other than Parent or the Parent Subsidiaries, directly or indirectly, acquires or would acquire more than 10% of the outstanding shares of Company Common Stock or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Merger, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, reorganization, share exchange, consolidation or other business combination involving the Company (other than the Merger), (iii) any transaction pursuant to which any Person (or group of persons) other than Parent or the Parent Subsidiaries acquires or would acquire control of assets (including for this purpose the outstanding equity securities of the Company Subsidiaries and securities of the entity surviving any merger or business combination involving any Company Subsidiary) of the Company or any Company Subsidiary representing more than 10% of the fair market value of all the assets, net revenues or net income of the Company and the Company Subsidiaries, taken as a whole, immediately prior to such transaction, (iv) any other consolidation, business combination, recapitalization or similar transaction involving the Company or any Company Subsidiary, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of Company Common Stock immediately prior to such transaction do not, in the aggregate, own at least 90% of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof, or (v) any other transaction that is conditioned or predicated on the Merger not being completed in accordance with the terms of this Agreement or is intended or could reasonably be expected to result in the Merger not being so completed (provided, however, that any transfers among General Atlantic Partners and its affiliates shall not be deemed an Alternative Transaction); and

(ii) “Superior Proposal” means a bona fide written proposal (not solicited by or on behalf of the Company or any of the Company Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of the Company or any of the Company Subsidiaries or otherwise resulting from a breach of Section 6.12(a)) made by a third party after the date of this Agreement that if consummated would result in such third party (or its stockholders) owning, directly or indirectly, more than 50% of the shares of Company Common Stock then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of the Company and the Company Subsidiaries, taken as a whole, which the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) to be (A) more favorable to the stockholders of the Company from a financial point of view than the Merger and the transactions contemplated by this Agreement (taking into account all the terms and conditions of such proposal and this Agreement including any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise) and (B) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

(c) The Company will notify Parent promptly as practicable (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of the Company Subsidiaries or for access to the properties, books or records of the Company or the Board of Directors of any Company Subsidiary by any Person that informs the Company Board or any Company Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent will be made orally and in writing, and will indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of the Company or any Company Subsidiary, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. The Company will (i) keep Parent informed, on a reasonably current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request and (ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Acquisition Proposal or sent or provided by the Company to any third party in connection with any Acquisition Proposal. The Company will also promptly as practicable, and in any event within 24 hours, notify Parent, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with Section 6.12(a).

(d) Neither the Company Board nor any committee thereof will (i) (A) withdraw (or modify in a manner adverse to Parent) the recommendation by the Company Board or any such committee of this Agreement and the Merger, (B) determine that this Agreement or the Merger is no longer advisable, (C) recommend that the stockholders of the Company reject this Agreement or the Merger, or (D) resolve, agree or propose publicly to take any such actions, or (E) recommend the approval or adoption of any Acquisition Proposal, unless in each case, a bona fide written Acquisition Proposal that constitutes, or could reasonably lead to, a Superior Proposal has been made and the Company Board or a committee thereof determines in good faith (after consultation with outside legal counsel) that failure to take any such action would be inconsistent with its fiduciary duties under applicable Law, (ii) adopt or approve any Acquisition Proposal, or withdraw its approval of this Agreement or the Merger, or resolve or agree to take any such actions, (iii) without limiting Section 6.12(d)(i), propose publicly to adopt or approve any Acquisition Proposal or propose publicly to withdraw its approval of this Agreement or the Merger or resolve or agree to take any such actions, or (iv) cause or permit the Company or any of the Company Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “Alternative Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Alternative Acquisition or Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.12(a)) or resolve or agree to take any such actions (each Board action set forth in clauses (i)-(iv) of this Section 6.12(d) being referred to herein as an “Company Adverse Recommendation Change”). Notwithstanding the foregoing, prior to obtaining Company Stockholder Approval, the Company Board may in response to a bona fide written Acquisition Proposal that constitutes a Superior Proposal, terminate this Agreement pursuant to Section 8.1(h) and concurrently approve, recommend and authorize the Company to enter into a binding Alternative Acquisition Agreement containing the terms of a Superior Proposal; provided, however, that (1) the Company Board may not terminate this Agreement pursuant to Section 8.1(h), and any purported termination pursuant to Section 8.1(h) will be void and of no force or effect, unless the Company has complied with all provisions of this Section 6.12, including the notification provisions in this Section 6.12, and with all applicable requirements of Sections 9.3(b) (including the payment of the Company Termination Fee prior to or simultaneously with such termination) and (2) the Company may not exercise its right to terminate this Agreement pursuant to Section 8.1(h), (x) until after the second business day following Parent’s receipt of written notice from the Company advising Parent that the Company Board has received a Superior Proposal and that the Company Board will, subject to any action taken by Parent pursuant to this sentence, cause the Company to accept such Superior Proposal, which notice will specify the terms and conditions of the Superior Proposal and identify the Person making such Superior Proposal (a “Notice of Superior Proposal”) (it being understood and agreed that any amendment to the price or any other material term of a Superior Proposal will require a new Notice of Superior Proposal and a new two business day period), and (y) unless after such second business day such Superior Proposal remains a Superior Proposal and the Company Board so determines in accordance with the definition of “Superior Proposal.” Notwithstanding the foregoing, unless and until this Agreement is terminated in accordance with Section 8.1, nothing in this Section 6.12 will affect the obligations of the Company or the rights of Parent or Merger Sub under any other provision of this Agreement, including the Company’s obligation to seek the Company Stockholder Approval pursuant to Section 6.3.

(e) The Company will, and will cause the Company Subsidiaries and its or their officers, directors, agents or representatives (including any investment banker, financial advisor, attorney, accountant or other retained representative) to, immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Parent and its representatives) conducted heretofore with respect to any of the foregoing, and will use reasonable best efforts to cause all persons other than Parent who have been furnished confidential information regarding the Company in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. The Company agrees not to, and to cause the Company Subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which the Company or the Company Subsidiaries is or may become a party, and will immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any Person to make an Acquisition Proposal, unless the Company Board determines in good faith that such Acquisition Proposal is, or could reasonably lead to, a Superior Proposal.

(f) The Company will ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of the Company or the Company Subsidiaries are aware of the restrictions described in this Section 6.12 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.12 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of the Company or the Company Subsidiaries, at the direction or with the consent of the Company or the Company Subsidiaries, will be deemed to be a breach of this Section 6.12 by the Company.

6.13 Certain Limitations. Notwithstanding any other provision hereof or otherwise applicable Law, (a) in no event will the Company or Parent be required to take any action to secure any regulatory or other consent or approval, or the lapse or termination of any waiting period, if the Company Board or the Parent Board, as applicable, determines in good faith that taking such action would result in any condition to the Company or Parent’s obligation, as applicable, hereunder not being satisfied and (b) in no event will a party be required to agree to a divestiture, hold-separate or similar restriction on its or the other party’s business, or agree to pay any amount (other than required filing fees and the legal and other incidental fees), in order to secure any governmental consent otherwise required hereunder or by virtue of the transactions hereby contemplated.

6.14 Control of the Other Party’s Business. Nothing contained in this Agreement will give Parent, directly or indirectly, the right to control or direct the operations of the Company or will give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.15 Merger Sub Compliance. Parent will cause Merger Sub to comply with all of Merger Sub’s obligations under or relating to this Agreement. Merger Sub will not engage in any business which is not in connection with the Merger. Parent will vote all of the shares of Merger Sub in favor of the adoption of this Agreement.

6.16 Company Convertible Notes. Parent will, and will cause the Surviving Corporation to, execute and deliver on the Closing Date a supplement to the Indenture, dated as of September 30, 2003 (the “Convertible Notes Indenture”), between the Company and J.P. Morgan Trust Company, National Association (as successor in interest to Bank One Trust Company, N.A.), as trustee in accordance with the terms and conditions of the Convertible Notes Indenture.

6.17 Board of Directors of Parent. The Board of Directors of Parent will take all actions necessary such that, effective immediately following the Effective Time, (i) one director of the Company prior to the Effective Time who qualifies as an “independent” director of Parent under the NYSE definition, selected by the Company Board and approved by the Nominating and Corporate Governance Committee of Parent and (ii) the GA Designee (as defined in the Stockholders Agreement, dated as of the date of this Agreement, among Parent and certain affiliates of General Atlantic Partners) shall each become members of the Parent Board. If Parent’s Nominating and Corporate Governance Committee fails to approve a director so selected by the Company Board within five business days of notice thereof, the Company may propose one or more Company Directors who so qualify until one of them is so approved.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) NYSE Listing. The shares of Parent Class A Common Stock to be issued to the holders of Company Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) HSR Act. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No Injunction preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, on behalf of itself and Merger Sub, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), provided, that this condition shall be deemed satisfied unless all inaccuracies in such representations and warranties in the aggregate constitute a Material Adverse Effect on the Company at the Closing Date (ignoring solely for purposes of this proviso any reference to Material Adverse Effect or other materiality qualifiers contained in such representations and warranties), and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) Company MAE. There shall not have occurred at any time after the date of this Agreement any Company MAE. A “Company MAE” means any change, effect, event, occurrence or state of facts that has had or is reasonably likely in the future to have, individually or when considered with other effects, a material adverse effect on (i) the business, results of operations or financial condition of the Company and the Company Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Company MAE will be deemed to exclude effects to the extent resulting from (A) changes, after the date hereof, in GAAP, (B) actions or omissions of the Company taken with the prior written consent of Parent, (C) matters specifically disclosed on the Company Disclosure Letter, (D) the Company’s compliance with the terms and conditions of this Agreement, (E) changes affecting any of the industries in which such entity operates generally which do not affect the Company disproportionately, or (F) any events or changes affecting general worldwide economic or capital market conditions which do not affect the Company disproportionately) or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.

(d) Parent shall have received a written opinion from its legal counsel in form and substance reasonably satisfactory to it, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinion shall not have been withdrawn.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), provided, that this condition shall be deemed satisfied unless all inaccuracies in such representations and warranties in the aggregate constitute a Material Adverse Effect on Parent at the Closing Date (ignoring solely for purposes of this proviso any reference to Material Adverse Effect or other materiality qualifiers contained in such representations and warranties), and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c) Parent MAE. There shall not have occurred at any time after the date of this Agreement any Parent MAE. A “Parent MAE” means any change, effect, event, occurrence or state of facts that has had or is reasonably likely in the future to have, individually or when considered with other effects, a material adverse effect on (i) the business, results of operations or financial condition of Parent and Parent Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Parent MAE will be deemed to exclude effects to the extent resulting from (A) changes, after the date hereof, in GAAP, (B) actions or omissions of Parent taken with the prior written consent of the Company, (C) matters specifically disclosed on the Parent Disclosure Letter, (D) Parent’s compliance with the terms and conditions of this Agreement, (E) changes affecting any of the industries in which such entity operates generally which do not affect Parent disproportionately, or (F) any events or changes affecting general worldwide economic or capital market conditions which do not affect Parent disproportionately) or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.

(d) The Company shall have received a written opinion from its legal counsel in form and substance reasonably satisfactory to it, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinion shall not have been withdrawn.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Parent:

(a) by mutual consent of the Company and Parent (on behalf of itself and Merger Sub) in a written instrument;

(b) by either the Company or Parent, upon written notice to the other party, if any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c) by either the Company or Parent, upon written notice to the other party, if Company Stockholder Approval shall not have been obtained at a Company Stockholders Meeting or any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to the Company where the failure to obtain the Company Stockholder Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement;

(d) by either the Company or Parent, upon written notice to the other party, if Parent Stockholder Approval shall not have been obtained at a Parent Stockholders Meeting or any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Parent where the failure to obtain Parent Stockholder Approval shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(e) by either the Company or Parent, upon written notice to the other party, if the Merger shall not have been consummated on or before January 31, 2005, unless the failure of the Closing to occur by such date is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(f) by either the Company or Parent, upon written notice to the other party, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent or Merger Sub, in the case of a termination by the Company, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 45 calendar days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(g) by Parent, upon written notice to the Company, in the event of a Company Adverse Recommendation Change;

(h) by the Company, upon written notice to Parent, if the Company Board shall have exercised its rights set forth in Section 6.12(d); provided, that, in order for the termination of this Agreement pursuant to this paragraph (h) to be deemed effective, the Company shall have complied with the provisions of Section 6.12, including the notice provisions thereof and the provisions of Section 9.3(b);

(i) by Parent, if a Company MAE shall have occurred since the date hereof; provided, that if the Material Adverse Effect is one that “is reasonably likely in the future to have a material adverse effect” but has not yet had such effect, then

Parent’s right to terminate under this Section 8.1(i) will be suspended until (i) the Company MAE has actually become materially adverse, in which case Parent may terminate or (ii) the Company MAE has abated without actually becoming materially adverse, in which case Parent may not terminate as a result of that Company MAE;

(j) by the Company, if a Parent MAE shall have occurred since the date hereof; provided, that if the Material Adverse Effect is one that “is reasonably likely in the future to have a material adverse effect” but has not yet had such effect, then the Company’s right to terminate under this Section 8.1(j) shall be suspended until (i) the Parent MAE has actually become materially adverse, in which case the Company may terminate or (ii) the Parent MAE has abated without actually becoming materially adverse, in which case the Company may not terminate as a result of that Parent MAE; or

(k) by Parent, in order to enter into an agreement for a Parent Acquisition; provided, that in order for the termination of this Agreement pursuant to this Section 8.1(k) to be deemed effective, Parent shall have complied with the provisions of Section 9.3(c) and shall have given the Company two business days’ notice of its intent to do so.

8.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement will forthwith become void and have no effect, and none of the Company, Parent, any of their respective Subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2 and 9.3 through 9.11 will survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, none of the Company, Parent nor Merger Sub will be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

8.3 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the Company and Parent (on behalf of itself and Merger Sub), by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the stockholders of the Company, except that, after any approval of the transactions contemplated by this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.4 Extension; Waiver. At any time prior to the Effective Time, the Company and Parent (on behalf of itself and Merger Sub), by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement, and (c) waive compliance with any of the agreements or conditions contained in this Agreement, except that, after any approval of the transactions contemplated by this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion hereof that reduces the amount or changes the form of the consideration to be delivered to the holders of Company Common Stock under this Agreement, other than as contemplated by this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date will be no later than two business days after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the Company and Parent (on behalf of itself and Merger Sub) (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties and covenants set forth in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time, except for Section 6.8 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3 Expenses and Fees. (a) Except as provided below, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such expense, except that the costs and expenses of printing and mailing the Joint Proxy Statement, and all filing and other fees paid to the SEC in connection with the Merger, other than the fee under the HSR Act, will be shared equally by the Company and Parent.

(b) The Company will pay Parent, by wire transfer of immediately available funds, an amount (the “Company Termination Fee”) equal to $30 million if this Agreement is terminated as follows:

(i) if Parent shall terminate this Agreement pursuant to Section 8.1(g), then the Company will pay the Company Termination Fee on the business day following such termination; provided, however, the Company shall not be required to pay the Company Termination Fee if the Company was otherwise entitled to terminate this Agreement pursuant to Sections 8.1(b), (d), (e), (f) or (j);

(ii) if the Company shall terminate this Agreement pursuant to Section 8.1(h), then the Company will pay the Company Termination Fee prior to such termination;

(iii) if (A) either party shall terminate this Agreement pursuant to Section 8.1(c) or 8.1(e), (B) at any time after the date of this Agreement and at or before the date of the Company Stockholders Meeting a Company Acquisition Proposal shall have been publicly announced and not withdrawn (a “Public Proposal”) with respect to the Company, and if (C) within 18 months of the date of such termination of this Agreement, the Company or any of the Company Subsidiaries consummates any Company Acquisition, then the Company will pay the Company Termination Fee on the date of such consummation; and

(iv) if (A) Parent shall terminate this Agreement pursuant to Section 8.1(f) or 8.1(i), (B) at any time after the date of this Agreement and before such termination a Public Proposal with respect to the Company shall have been publicly announced and not withdrawn, (C) following the occurrence of such Public Proposal, the Company shall have intentionally breached (and not cured after notice thereof) any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach shall have materially contributed to the failure of the Effective Time to occur prior to the termination of this Agreement, and if (D) within 18 months of the date of such termination of this Agreement, the Company or any of the Company Subsidiaries consummates any Company Acquisition, then the Company will pay the Company Termination Fee on the date of such consummation.

For purposes of this Agreement, a “Company Acquisition” means (i) any merger, reorganization, share exchange, consolidation, recapitalization or other business combination involving the Company or any Company Subsidiary which, upon consummation, would result in a change in the majority of the Company Board and as a result of which the holders of shares of Company Common Stock immediately prior to such transaction do not, in the aggregate, own at least 50% of the surviving or resulting entity in such transaction, (ii) any transaction pursuant to which any Person (or group of persons) acquires or would acquire control of voting securities of the Company representing more than 50% of the voting securities of the Company, or (iii) any purchase of all or substantially all of the consolidated assets of the Company and Company Subsidiaries, taken as a whole, in each case, other than the transactions contemplated by this Agreement, provided, however, that “Company Acquisition” will not include any transaction whereby General Atlantic Partners and its affiliates acquire more than 50% of the voting securities of the Company unless such transaction is a “Rule 13e-3 transaction” as defined in Rule 13e-3(a)(3) under the Exchange Act (assuming for this purpose that General Atlantic Partners is an affiliate of the Company) and “Company Acquisition Proposal” means a bona fide proposal by a third party made after the date of this Agreement that, if consummated, would be a Company Acquisition.

(c) If (i) either party shall terminate this Agreement pursuant to Section 8.1(d) or 8.1(e), (ii) at any time after the date of this Agreement and at or before the date of the Parent Stockholders Meeting a Parent Acquisition Proposal shall have been publicly announced and not withdrawn with respect to Parent, (iii) Parent Stockholder Approval shall have not been obtained at the time of termination in the case of termination under Section 8.1(e) and the Parent Acquisition Proposal is conditioned or predicated on the Merger not being completed in accordance with the terms of this Agreement or is intended or could reasonably be expected to result in the Merger not being so completed, and (iv) within 18 months of the date of such termination of this Agreement, Parent or any of the Parent Subsidiaries consummates a Parent Acquisition, then Parent will pay the Company on the date of such consummation an amount by wire transfer of immediately available funds, equal to $30 million. For purposes of this Agreement, a “Parent Acquisition” means (A) any merger, reorganization, share exchange, consolidation, recapitalization or other business combination involving Parent or any Parent Subsidiary which, upon consummation, would result in a change in the majority of the Parent Board and as a result of which the holders of shares of Parent Common Stock immediately prior to such transaction do not, in the aggregate, own at least 50% of the surviving or resulting entity in such transaction, (B) any transaction pursuant to which any Person (or group of persons) acquires or would acquire control of voting securities of Parent representing more than 50% of the voting securities of Parent, or (C) any purchase of all or substantially all of the consolidated assets of Parent and Parent Subsidiaries, taken as a whole, and “Parent Acquisition Proposal” means a bona fide proposal by a third party made after the date of this Agreement that, if consummated, would be a Parent Acquisition.

(d) If Parent terminates this Agreement pursuant to Section 8.1(k), then Parent will pay to the Company $30 million prior to such termination by wire transfer of immediately available funds.

(e) If the Company or Parent terminates this Agreement pursuant to Section 8.1(d), then Parent shall pay to the Company the sum of $10 million promptly following the termination of this Agreement; provided, however, that Parent shall not be required to pay such fee if at the time of termination Parent was otherwise entitled to terminate this Agreement.

(f) Each of the parties acknowledges that the agreements contained in Section 9.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails promptly to pay the amounts due pursuant to Section 9.3 and, in order to obtain such payment, the non-breaching party commences a suit that results in a judgment against the breaching party for the amounts set forth in Section 9.3, the breaching party will pay to the non-breaching party interest on the amounts set forth in Section 9.3 at a rate per annum equal to three-month LIBOR (as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source selected by the non-breaching party) on the date such payment was required to be made (or if no quotation for three-month LIBOR is available for such date, on the next preceding date for which such a quotation is available) plus 1.5%.

9.4 Notices. All notices and other communications in connection with this Agreement will be in writing and will be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

(a)		if to the Company, to:

Exult, Inc.
121 Innovation Drive, Suite 200
Irvine, CA 92612
	Attention:	James Madden
Fax: (949) 856-8803

with a copy to:

Gibson, Dunn & Crutcher LLP
Jamboree Center
4 Park Plaza, Suite 1400
Irvine, CA 92614
	Attention:	Thomas D. Magill
E. Michael Greaney
Fax: (949) 451-4220

(b)		if to Parent or Merger Sub, to:

Hewitt Associates, Inc.
100 Half Day Road
Lincolnshire, IL 60069
	Attention:	Dale L. Gifford
Bryan J. Doyle
Fax: (847) 295-7634

with a copy to:

Jones Day
222 East 41st Street
New York, NY 10017
	Attention:	Robert A. Profusek
Marilyn W. Sonnie
Fax: (212) 755-7306

9.5 Interpretation. (a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to a Article or Section of or

Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” For purposes of this Agreement, “Person” means any individual (in any capacity) or legal entity, including a Governmental Entity, and “knowledge of the Company” means the actual knowledge of its executive officers after due inquiry. Unless the context otherwise requires, (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein which are defined in GAAP have the meanings ascribed to them therein. The Company Disclosure Letter and the Parent Disclosure Letter, as well as all other schedules and all exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item therein as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would, individually or in the aggregate, have a Material Adverse Effect on the Company or Parent, as the case may be.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.7 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.8 Governing Law. This Agreement will be governed and construed in accordance with the internal Laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles.

9.9 Publicity. None of the Company, Parent or Merger Sub will, and neither the Company nor Parent will permit any of its Subsidiaries to, issue or cause the publication of any press release or similar public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent will not be unreasonably withheld) of Parent, in the case of a proposed announcement or statement by the Company, or the Company, in the case of a proposed announcement or statement by Parent or Merger Sub; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by Law or by the rules and regulations of the NYSE or the National Association of Securities Dealers Automated Quotation System.

9.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the Company, in the case of Parent or Merger Sub, or Parent, in the case of the Company. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

9.11 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

EXULT, INC.

By:	/s/ JAMES C. MADDEN, V.
Name:	James C. Madden, V.
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

HEWITT ASSOCIATES, INC.

By:	/s/ DALE L. GIFFORD
Name:	Dale L. Gifford
Title:	Chief Executive Officer

EAGLE MERGER CORP.

By:	/s/ JOHN M. RYAN
Name:	John M. Ryan
Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

Annex B

PERSONAL AND CONFIDENTIAL

June 15, 2004

Board of Directors

Hewitt Associates, Inc.

100 Half Day Road

Lincolnshire, IL 60069

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Hewitt Associates, Inc. (“Hewitt”) of the Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Merger, dated as of June 15, 2004 (the “Agreement”), among Hewitt, Eagle Merger Corp., a wholly owned subsidiary of Hewitt (“Merger Sub”), and Exult, Inc. (“Exult”). Pursuant to the Agreement, Merger Sub will merge with and into Exult and each issued and outstanding share of common stock, par value $0.0001 per share (the “Exult Common Stock”), of Exult will be converted into the right to receive 0.20 shares of Class A Common Stock, par value $0.01 per share (the “Hewitt Class A Common Stock”), of Hewitt (the “Exchange Ratio”).

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to Hewitt in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, half of which are payable upon execution of the Agreement and the remainder of which are contingent upon consummation of the Transaction, and Hewitt has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to Hewitt from time to time, including having acted as sole bookrunner with respect to Hewitt’s initial public offering of 12,822,500 shares of Hewitt Class A Common Stock in June 2002; as sole bookrunner with respect to a block trade of 501,020 shares of Hewitt Class A Common Stock in December 2002; and as the sole bookrunner with respect to a public offering of 11,330,794 shares of Hewitt Class A Common Stock in August

Board of Directors

Hewitt Associates, Inc.

June 15, 2004

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2003. We have also provided certain investment banking services to Exult from time to time, including having acted as joint lead manager with respect to a public offering of 13,800,000 shares of Exult Common Stock in July 2001 and as sole bookrunner with respect to a private placement of Exult’s 2.50% Convertible Senior Notes due October 2010 (aggregate principal amount $110,000,000) in September 2003. We also have provided and continue to provide certain investment banking services to General Atlantic Partners LLC (“General Atlantic”), which is the general partner of or otherwise affiliated with the limited partnerships that collectively constitute the largest stockholder of Exult, and certain of General Atlantic’s portfolio companies. We also may provide investment banking services to Hewitt, Exult and General Atlantic in the future. In addition, certain investment funds affiliated with Goldman Sachs may co-invest in companies with General Atlantic from time to time. In connection with the above-described services we have received, and may receive in the future, compensation. We and our affiliates also are and may continue to be customers of certain human resources services provided by Hewitt.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to Hewitt, Exult, General Atlantic and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Hewitt and Exult for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Stockholders Agreement, dated June 15, 2004, among Hewitt, General Atlantic Partners 54, L.P., General Atlantic Partners 57, L.P., General Atlantic Partners 60, L.P, GAP Coinvestment Partners, L.P. and GAP Coinvestment Partners II, L.P.; annual reports to stockholders and Annual Reports on Form 10-K of Hewitt for the two fiscal years ended September 30, 2003; Hewitt’s Registration Statement on Form S-1, including the prospectus contained therein dated June 26, 2002 relating to the offering of 12,822,500 shares of Hewitt Class A Common Stock and Hewitt’s Registration Statement on Form S-3/A, including the prospectus contained therein dated August 6, 2003 relating to the offering of 11,330,794 shares of Hewitt Class A Common Stock; annual reports to stockholders and Annual Reports on Form 10-K of Exult for the four fiscal years ended December 31, 2003; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Hewitt and Exult; certain other communications from Hewitt and Exult to their respective stockholders; certain internal financial analyses and forecasts for Exult prepared by its management; and certain financial analyses and forecasts for Hewitt and Exult and for the combined company on a pro forma basis prepared by Hewitt’s management (the “Forecasts”), including certain cost savings and revenue enhancement opportunities projected by Hewitt’s management to result from the Transaction (the “Synergies”). We also have held

Board of Directors

Hewitt Associates, Inc.

June 15, 2004

Page Three

discussions with members of the senior managements of Hewitt and Exult regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Hewitt and Exult. In addition, we have reviewed the reported price and trading activity for the shares of Hewitt Class A Common Stock and the shares of Exult Common Stock, compared certain financial and stock market information for Hewitt and Exult with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the outsourcing services industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Hewitt, and that such Forecasts, including the Synergies, will be realized in the amounts and time periods contemplated thereby. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Hewitt or Exult or any of their respective subsidiaries. We have also assumed with your consent that that all governmental, regulatory and other consents and approvals and all tax opinions necessary for the consummation of the Transaction will be obtained without any adverse effect on Hewitt or Exult or on the expected benefits of the Transaction in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of Hewitt to engage in the Transaction, nor are we expressing any opinion as to the prices at which shares of Hewitt Class A Common Stock will trade at any time. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Hewitt in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any stockholder of Hewitt should vote with respect to such Transaction.

Board of Directors

Hewitt Associates, Inc.

June 15, 2004

Page Four

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to Hewitt.

Very truly yours, /s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

Annex C

June 15, 2004

Board of Directors

Exult Inc.

121 Innovation Drive, Suite 200

Irvine, CA 92612

Members of the Board:

We understand Exult Inc. (the “Company”), Hewitt Associates (the “Parent”) and Exult Merger, a wholly owned subsidiary of the Parent (“Merger Sub”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 15, 2004 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the separate existence of Merger Sub will cease and the Company will continue as the surviving corporation and each issued and outstanding share of common stock, par value $0.0001 per share of the Company (the “Company Common Stock”), other than shares held in treasury or owned by the Company or the Parent or any of their respective wholly owned subsidiaries, will be converted into the right to receive 0.20 shares (the “Exchange Ratio”) of Parent Class A common stock, par value $0.01 per share (the “Parent Class A Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other business and financial information of the Company and the Parent, respectively;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii)	reviewed certain financial forecasts prepared by the management of the Company;

(iv)	discussed the past and current operations and financial condition and the prospects of the Company, including information relating to strategic, financial and operational benefits anticipated from the Merger and the strategic rationale for the Merger, with senior executives of the Company;

(v)	reviewed certain internal financial statements and other financial and operating data concerning the Parent prepared by the management of the Parent;

(vi)	reviewed certain financial forecasts prepared by the management of the Parent;

(vii)	reviewed certain financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Parent;

(viii)	discussed the past and current operations and financial condition and the prospects of the Parent, including information relating to strategic, financial and operational benefits anticipated from the Merger and the strategic rationale for the Merger, with senior executives of the Parent;

(ix)	reviewed the pro forma impact of the Merger on the Parent’s operating statistics, consolidated capitalization and financial ratios;

(x)	reviewed the reported prices and trading activity for the Company Common Stock;

(xi)	compared the financial performance of the Company and the Parent and the prices and trading activity of the Company Common Stock and the Parent Class A Common Stock with that of certain other publicly-traded companies comparable with the Company and the Parent, respectively, and their securities;

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(xii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(xiii)	participated in discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors;

(xiv)	reviewed the Merger Agreement, and certain related documents; and

(xv)	considered such other factors and performed such other analyses as we have deemed appropriate

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company and the Parent for the purposes of this opinion. With respect to the financial forecasts and the strategic rationale for the Merger, including information relating to strategic, financial and operational benefits anticipated from the Merger, we have assumed they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and the Parent. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. We have assumed that in connection with the receipt of all the necessary regulatory and other approvals and consents for the proposed Merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We have not made any assumptions with respect to the retention of Company employees by the Parent. We have also relied upon, without independent verification, the assessment by the management of the Parent and the Company of the Parent’s and the Company’s technologies and products, the timing and risks associated with the integration of the Parent and the Company and the validity of, and risks associated with, the Parent’s and the Company’s existing and future products and technologies. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. In addition, Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage services. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the debt and equity securities of the Company or the Parent for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information and use of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the Merger with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which the Parent Class A Common Stock will trade following the announcement or consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company and the Parent should vote at the shareholders’ meeting held in connection with the Merger.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Michael Boublik
Michael Boublik
Managing Director

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